Form 10-K405, Exhibit 13
period 1995-03-31
SKYWEST INC
filed 1995-06-29
CIK 793733

                                                                   Exhibit 13.1
                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SkyWest, Inc.:

  We have audited the accompanying consolidated balance sheets of SkyWest, Inc. (a Utah corporation) and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Salt Lake City, Utah
May 26, 1995

SUMMARY FINANCIAL AND OPERATING DATA


                                                                Year Ended March 31,
- -----------------------------------------------------------------------------------------------------------------------------------
                                                    1995              1994              1993              1992              1991
                                                 ----------        ----------        ----------        ----------        ----------
Operating revenues (000)                         $  225,398        $  187,993        $  146,800        $  125,310        $  113,284
Operating income (000)                           $   20,341        $   24,680        $   11,465        $    3,802        $    3,903
Net income (000)                                 $   13,701        $   14,396        $    6,704        $    1,986        $    2,024
Weighted average shares (000)                        11,112             9,883             7,927             7,823             7,820
Net income per common share                      $     1.23        $     1.46        $      .85        $      .25        $      .26

Total assets (000)                               $  188,182        $  184,017        $   86,945        $   72,383        $   73,345
Current assets (000)                             $   71,642        $   87,088        $   28,243        $   24,330        $   24,044
Current liabilities (000)                        $   25,603        $   20,473        $   15,909        $   13,012        $   11,924
Long-term debt (000)                             $   29,553        $   26,647        $   18,391        $   13,753        $   16,499
Stockholders' equity (000)                       $  117,684        $  122,788        $   42,766        $   35,310        $   33,524
Return on average equity                               11.1%             17.4%             17.2%              5.8%              6.0%

Passengers carried                                2,073,885         1,730,993         1,523,384         1,317,693         1,169,309
Revenue passenger miles (000)                       488,901           345,414           294,276           250,615           229,286
Available seat miles (000)                          976,095           727,059           669,724           604,633           551,626
Load factor                                            50.1%             47.5%             43.9%             41.4%             41.6%
Breakeven load factor                                  45.5%             41.2%             41.1%             40.8%             40.8%
Revenue per passenger mile                       $     .363        $     .439        $     .450        $     .455        $     .458
Cost per available seat mile                     $     .171        $     .188        $     .191        $     .192        $     .192
Average passenger trip length                           236               200               193               190               196
Number of aircraft at end of year                        60                55                50                50                47

QUARTERLY FINANCIAL AND STOCK PRICE DATA


                                                                    Fiscal Year 1995
- -------------------------------------------------------------------------------------------------------------
                                                     First       Second        Third       Fourth        Year
                                                  --------     --------    ---------    ---------    --------
Operating revenues (000)                          $ 58,871     $ 65,551    $  51,448    $  49,528    $225,398
Operating income(loss) (000)                      $  8,448     $ 10,954    $   1,618    $    (679)   $ 20,341
Net income (000)                                  $  5,367     $  6,857    $   1,422    $      55    $ 13,701
Net income per common share                       $   0.47     $   0.60    $    0.13    $    0.01    $   1.23
Stock price data:  High                              40.25        29.75        22.50        15.75       40.25
                   Low                               20.50        22.00        12.50        11.38       11.38


                                                                    Fiscal Year 1994
- -------------------------------------------------------------------------------------------------------------
                                                     First       Second        Third       Fourth        Year
                                                  --------     --------    ---------    ---------    --------
Operating revenues (000)                          $ 40,372     $ 51,992    $  46,532    $  49,097    $187,993
Operating income (000)                            $  5,096     $  8,246    $   5,270    $   6,068    $ 24,680
Net income (000)                                  $  2,852     $  4,890    $   2,976    $   3,678    $ 14,396
Net income per common share                       $   0.34     $   0.48    $    0.29    $    0.34    $   1.46
Stock price data:  High                              23.63        25.25        34.50        38.75       38.75
                   Low                               15.50        15.00        25.25        31.00       15.00

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following table sets forth information regarding the Company's operating cost components:

                                                                           Fiscal Year Ended March 31,
                                           -----------------------------------------------------------------------------------------
                                                        1995                          1994
                                           -----------------------------------------------------------------
                                                       Percent       Cents              Percent         Cents
                                                            of         per                   of           per
                                             Amount    Revenue        ASM    Amount     Revenue          ASM
                                             ------    -------    -------    ------     -------         ----
Salaries, wages and employee
   benefits ...........................     $ 49,684    27.0%     5.1cents   $ 44,725    28.4%      6.2cents
Aircraft costs ........................       35,355    19.2      3.6          25,672    16.3       3.5
Maintenance ...........................       18,350    10.0      1.9          15,356     9.8       2.1
Fuel ..................................       16,625     9.0      1.7          13,094     8.3       1.8
Interest ..............................        1,086     0.6      0.1           1,816     1.2       0.3
Other .................................       45,742    24.9      4.7          35,684    22.7       4.9
                                            --------    ----      ----       --------    ----        ----
Total airline expenses ................      166,842    90.7     17.1cents    136,347    86.7      18.8cents
                                            --------    ----     ---------   --------    ----      ---------

Nonairline expenses ...................       39,315    94.4                  28,944     94.0
                                            --------    ----                 --------    ----

Total operating expenses and
   interest ...........................     $206,157    91.4%               $165,291    87.9%
                                            ========    ====                ========    ====

                                                                           Fiscal Year Ended March 31,
                                           -----------------------------------------------------------------------------------------
                                                         1993
                                          ------------------------------
                                                        Percent    Cents
                                                             of      per
                                                Amount  Revenue     ASM
                                                ------  -------    --------
Salaries, wages and employee
   benefits ...........................       $ 40,211    29.3%    6.0cents
Aircraft costs ........................         24,842    18.1     3.7
Maintenance ...........................         15,529    11.3     2.3
Fuel ..................................         12,890     9.4     1.9
Interest ..............................          1,229     0.9     0.2
Other .................................         33,488    24.4     5.0
                                              --------    ----    ----
Total airline expenses ................        128,189    93.4    19.1cents
                                              --------    ----    ---------

Nonairline expenses ...................          8,556    87.9
                                              --------    ----

Total operating expenses and
   interest ...........................       $136,745    93.1%
                                              ========    ====


Airline operating costs are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

Fiscal 1995 Compared to Fiscal 1994

         The Company reported a record number of passenger enplanements and consolidated operating revenues of $225.4 million in fiscal 1995 compared to $188.0 million in fiscal 1994. Consolidated net income was $13.7 million, or $1.23 per share in fiscal 1995 compared to $14.4 million, or $1.46 per share in fiscal 1994. The decrease is due to slower traffic growth resulting from negative publicity regarding the safety of regional airlines as well as the continuing discount fare environment the Company operates in.

         Passenger revenues, which represented 78.8 percent of total operating revenues, increased 17.1 percent to $177.6 million in fiscal 1995 from $151.7 million in fiscal 1994. This increase is due primarily to a 41.5 percent increase in revenue passenger miles ("RPM's") offset by a 17.3 percent decrease in yield per RPM to $.363 in fiscal 1995 from $.439 in fiscal 1994. The increase in RPM's is due to the introduction of six new Canadair Regional Jets. These jets are being utilized in new service points consisting of Rapid City and Sioux Falls, South Dakota; Eugene, Oregon; Casper, Wyoming; and Burbank, California. With the exception of Eugene, these markets were previously served by Delta Airlines, Inc. ("Delta") and represent markets where Delta has successfully transitioned service entirely to the Delta Connection program. The Company is also utilizing these regional jets in the Boise, Idaho and Butte, Montana markets where service was upgraded from Brasilia aircraft.

         During the first seven months of fiscal 1995, the Company continued a positive trend of RPM growth outpacing available seat miles ("ASM's") growth. October 1994 marked the 37th out of the previous 38 months that growth in demand exceeded growth in capacity which generated higher passenger load factors. Beginning in October 1994 and continuing through the end of fiscal 1995 the Company experienced several factors which negatively affected traffic. First, negative publicity regarding the safety of regional airlines became an issue when other airlines experienced accidents. Second, the Company experienced greater exposure to indirect low-fare competition, primarily in the California corridor. Third, the Company experienced several challenges with equipment dispatch reliability when completion and on-time factors decreased to unacceptable levels. The Company also experienced severe weather conditions at certain times, including the flooding in California, and having a regional jet grounded.

         The 17.3 percent decrease in yield per RPM was primarily from the introduction of the Canadair Regional Jets where average passenger trip lengths are 425 miles. The remaining decrease is due to the Company experiencing indirect low-fare competition. In order to continue to mitigate the impact of this competition, the Company continues to make refinements in the total revenue management system ("TRM") whereby seats are made available based on historical demand as well as future booking curves. To achieve the objective of maximizing revenue the Company will be innovative in designing pricing strategies to optimize the relationship between yield per RPM and load factor.

         Subsequent to year end, the Company agreed to acquire ten more Brasilia aircraft. These additional aircraft will be used to replace Metroliners wherein the long-term operating leases will be terminated early. This transition will result in an all Brasilia turboprop fleet by the end of fiscal 1997.

         On June 15, 1993, Aviation Services West, Inc. ("ASW") acquired from an entity then known as Scenic Airlines, Inc. ("Scenic Airlines") the flight tour operations of Scenic Airlines. Scenic Airlines provided flight tours on a scheduled basis between Las Vegas and the Grand Canyon using specially modified Vistaliner sight-seeing aircraft. Following the acquisition of Scenic Airlines, ASW changed its name to Scenic Airlines, Inc. and has continued the flight tour operations acquired from Scenic Airlines, as well as, the flight tour business conducted by ASW prior to the acquisition. Nonairline revenues, which consist of the operations of Scenic Airlines, Inc. and National Parks Transportation, Inc. increased 35.2 percent to $41.6 million in fiscal 1995, from $30.8 million in fiscal 1994. This increase is due to having a full year of operations from the acquisition, previously mentioned. Nonairline net income increased 41.4 percent to $1.6 million in fiscal 1995, from $1.2 million in fiscal 1994.

         ASM's increased 34.3 percent in fiscal 1995 primarily due to the regional jets being utilized for the full year as well as three additional Brasilia aircraft. The Company replaced two 19 passenger Metroliners as part of the Company's continuing transition to upgrade its fleet. Although passenger enplanements did not meet management's expectation, the Company still had RPM growth in excess of ASM growth causing passenger load factor to increase to 50.1 percent in fiscal 1995 from 47.5 percent in fiscal 1994. As a result of passenger traffic not meeting expectations, in conjunction with the decrease in yield per RPM, the positive spread between actual and breakeven load factor decreased to 4.6 points in fiscal 1995 compared to 6.3 points in fiscal 1994.

         As part of the continuing fleet transition, management has continued to reduce airline operating costs per ASM. Total airline operating expenses and interest were 90.7 percent of total airline operating revenues in fiscal 1995 compared to 86.7 percent in fiscal 1994. This percentage increase is due to passenger enplanements not meeting expectations which resulted in passenger revenues falling short of internal plans. Total airline operating costs increased only 22.4 percent for fiscal 1995 over fiscal 1994 airline operating costs on a 34.3 percent increase in ASM's. The Company has continued cost reduction measures with respect to most of its primary operating cost components. As a result, airline operating costs per ASM decreased to 17.1cents in fiscal 1995 from 18.8cents in fiscal 1994.

         Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 27.0 percent in fiscal 1995 from 28.4 percent in fiscal 1994. The decrease resulted primarily from the Company's efforts to provide an expanded level of service while at the same time creating operational efficiencies. The average number of employees was 1,760 for fiscal 1995 compared to 1,543 for fiscal 1994. The increase in employees is due to hiring additional pilots, flight attendants and customer service personnel for regional jet operations. Salaries, wages and employee benefits per ASM decreased to 5.1cents in fiscal 1995 from 6.2cents in fiscal 1994 due to the increased ASM's generated from regional jet operations.

         Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 19.2 percent in fiscal 1995 from
16.3 percent in fiscal 1994. This percentage increased as a result of the passenger traffic falling short of management's expectation which created a revenue shortfall. Aircraft costs per ASM increased slightly to 3.6cents in fiscal 1995 from 3.5cents in fiscal 1994.

         Maintenance expense increased slightly as a percentage of airline operating revenues to 10.0 percent in fiscal 1995 from 9.8 percent in fiscal 1994. The slight increase is due to the use of the accrual method in accounting for jet engine overhauls which is somewhat offset by the utilization of more Brasilia aircraft which have increased time intervals between engine overhauls. Maintenance cost per ASM decreased to 1.9cents in fiscal 1995 from 2.1cents in fiscal 1994 due to the increased ASM's generated from regional jet operations.

         Fuel costs increased as a percentage of airline operating revenues to
9.0 percent in fiscal 1995 compared to 8.3 percent in fiscal 1994. The increase is due to a larger number of gallons used in operations, primarily from jet operations. The increase in usage is somewhat offset by a decrease in the average fuel price per gallon to $.74 in fiscal 1995 from $.78 in fiscal 1994. Fuel costs per ASM decreased to 1.7cents in fiscal 1995 from 1.8cents in fiscal 1994 due to the operation of additional Brasilia aircraft which are more fuel efficient, on a cost per ASM basis, than Metroliners and due to the increased ASM's generated from regional jet operations.

         Interest expense decreased as a percentage of airline operating revenues to .6 percent in fiscal 1995 from 1.2 percent in fiscal 1994. The decrease is due to the Company reducing its effective interest rate on debt subsidized by the Federative Republic of Brazil. Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance increased as a percentage of airline operating revenues to 24.9 percent in fiscal 1995 compared to 22.7 in fiscal 1994. The increase is due primarily to significant rate increases in customer reservation systems booking fees. In addition, the Company has experienced rate increases in landing fees and general passenger handling charges.

         Interest income increased 164.4 percent in fiscal 1995 to $2.8 million compared to $1.1 million in fiscal 1994. The increase is the result of the Company having a larger average amount of cash and short-term investments throughout the year, as well as, from higher interest rates.

         Nonairline expenses increased 35.8 percent to $39.3 million for fiscal 1995 compared to $28.9 million for fiscal 1994. The increase is due to having a full year of operations from the acquisition consummated on June 15, 1993, consisting of flight tour operations between Las Vegas and the Grand Canyon. Additionally, the average number of employees was 300 for fiscal 1995 compared to 244 for fiscal 1994.

Fiscal 1994 Compared to Fiscal 1993

         The Company enplaned a record number of passengers and reported record consolidated net income of $14.4 million, or $1.46 per share, in fiscal 1994 compared to $6.7 million, or $.85 per share, in fiscal 1993. Consolidated operating revenues increased 28.1 percent to a record $188.0 million in fiscal 1994 from $146.8 million in fiscal 1993.

         Passenger revenues, which represented 80.7 percent of total operating revenues, increased 14.6% to $151.7 million in fiscal 1994 from $132.4 million in fiscal 1993. This increase was due primarily to a 17.4 percent increase in RPM's, which management believes is due, in large part, to the Company's continued efforts to coordinate its operations with Delta at the Salt Lake City and Los Angeles hubs. In addition, continued refinements of the TRM has resulted in strong RPM growth while maintaining relatively strong yields. Although more discount seats were made available through the TRM system and the average passenger trip length increased 3.6%, yield per RPM decreased only 2.4% to $.439 in fiscal 1994 from $.450 in fiscal 1993. The Company enjoyed a position as a market leader in many highly competitive Southern California markets. Management attributes the Company's position to a number of factors, including (i) increased passenger acceptance of the Brasilia aircraft in highly competitive markets, (ii) continued refinements in flight scheduling and allocation of available aircraft (iii) heightened emphasis on improving the quality of system-wide customer service; and (iv) pricing strategies designed to stimulate both RPM and load factor growth without compromising favorable yields.

         Largely as a result of the Scenic Airlines acquisition, nonairline revenues increased 216.4% to $30.8 million in fiscal 1994 from $9.7 million in fiscal 1993. The increase was due primarily to the utilization of 14 additional VistaLiner aircraft acquired in connection with the acquisition. Nonairline net income increased 71.4% to $1.2 million in fiscal 1994 from $.7 million in fiscal 1993.

         ASM's increased 8.6% in fiscal 1994 due primarily to the addition of four new 30 passenger Brasilia aircraft which replaced three 19 passenger Metroliners as part of the Company's strategy to upgrade its fleet. Because growth in RPMs exceeded growth in ASMs, the passenger load factor increased to 47.5% in fiscal 1994 from 43.9% in fiscal 1993. In addition, the Company generated a positive spread of 6.3 points between actual load factor and breakeven load factor in fiscal 1994 compared to a positive spread of 2.8 points in fiscal 1993.

         Management continued its efforts to reduce airline operating costs per ASM and as a percentage of revenues. In fiscal 1994, total airline operating expenses and interest (excluding nonairline expenses) were 86.7% of airline operating revenues compared to

93.4% in fiscal 1993. The Company continued cost reduction measures with respect to most of its primary operating cost components. These measures decreased airline operating costs per ASM (including interest expense) to 18.8cents in fiscal 1994 from 19.1cents in fiscal 1993. Total operating expenses and interest increased 20.9% to $165.3 million in fiscal 1994 compared to $136.7 million in fiscal 1993. Approximately 70.9% of the increase in such expenses was related to the acquisition of Scenic Airlines and the operations of Scenic. Another factor contributing to the increase was a 8.6% increase in ASMs.

         Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 28.4% in fiscal 1994 from 29.3% in fiscal 1993. The decrease resulted principally from the Company's efforts to provide an expanded level of service without significantly increasing the number of employees. The average number of employees in fiscal 1994 was 1,543 compared to 1,444 in fiscal 1993. The increase is attributable to hiring of pilots, flight attendants and customer service personnel for regional jet operations. Salaries, wages and employee benefits per ASM increased to 6.2cents per ASM in fiscal 1994 compared to 6.0cents in fiscal 1993, primarily as a result of incentive bonuses paid to substantially all employees based on the Company's profitability.

         Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 16.3% in fiscal 1994 from 18.1% in fiscal 1993. Aircraft costs per ASM decreased to 3.5cents in fiscal 1994 from 3.7cents in fiscal 1993. The reduction resulted primarily from a decrease in the number of spare aircraft from five to four during fiscal 1994 and from the increased utilization of the more cost efficient Brasilia aircraft.

         Maintenance expense decreased as a percentage of airline operating revenues to 9.8% in fiscal 1994 from 11.3% in fiscal 1993. This decrease resulted primarily from the acquisition of four Brasilia aircraft as replacements for three older Metroliners and the extension by the Federal Aviation Administration ("FAA") of permitted engine overhaul intervals on Brasilia aircraft engines.

         Fuel costs decreased as a percentage of airline operating revenues to 8.3% in fiscal 1994 from 9.4% in fiscal 1993 primarily due to a decrease in the average fuel price per gallon to $.78 from $.84. In addition, the decrease was due in part to the Company's operation of additional Brasilia aircraft which are more fuel efficient, on a cost per ASM basis, than Metroliners.

         Interest expense increased as a percentage of airline operating revenues to 1.2% in fiscal 1994 from 0.9% in fiscal 1993 due to interest costs incurred by the Company in connection with the debt financing arranged for the last four Brasilia aircraft acquisitions. Other expenses, which consisted primarily of commissions, landing fees, station rents, computer reservation system fees and hull and liability insurance, decreased as a percentage of airline operating revenues to 22.7% in fiscal 1994 from 24.4% in fiscal 1993.

         Interest income increased 140.2% in fiscal 1994 to approximately $1.1 million from $.4 million in fiscal 1993. The increase is due to additional cash being provided from two public offerings of the Company's common stock, and the investment of this cash after paying off certain debt, etc.

         Nonairline expenses increased 238.3% to $28.9 million in fiscal 1994 compared to $8.6 million for fiscal 1993. The increase is due to the acquisition consummated on June 15, 1993, consisting of flight tour operations between Las Vegas and the Grand Canyon. Additionally, the average number of employees was 244 for fiscal 1994 compared to 103 for fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

         The Company had working capital of $46.0 million and a current ratio of 2.8:1 at March 31, 1995 compared to working capital of $66.6 million and a current ratio of 4.2:1 at March 31, 1994. The principal sources of funds during fiscal 1995 were $30.0 million generated from operations and $7.1 million in proceeds from the issuance of long-term debt. During fiscal 1995 the Company invested $26.9 million in flight equipment and $8.1 million in buildings, ground equipment and other assets. The Company also repurchased $16.1 million of its outstanding Common Stock, reduced long-term debt by $3.5 million, paid $3.1 million in cash dividends and invested $9.8 million in available-for-sale securities. These factors contributed to a $29.0 million decrease in cash and cash equivalents during fiscal 1995. The Company's position in available-for-sale securities, consisting primarily of bonds and commercial paper has increased to $21.3 million at March 31, 1995, compared to $11.5 million at March 31, 1994.

         The Company took delivery of five new Brasilia aircraft during the year ended March 31, 1995, as part of the strategy to upgrade its fleet. At March 31, 1995, the Company had agreed to purchase 12 additional Brasilia aircraft and related spare parts inventory and support equipment at an aggregate cost of approximately $85 million, including estimated cost escalations. Subsequent to March 31, 1995, the Company agreed to purchase ten additional Brasilia aircraft and related spare parts inventory and support equipment at an aggregate future cost of approximately $80 million. Seven of these aircraft are scheduled for delivery in fiscal 1996 and the remaining 15 aircraft are scheduled for delivery in fiscal 1997.

         The Company took delivery of two Canadair Regional Jets during the year ended March 31, 1995, and two more subsequent to March 31, 1995. There have been eight regional jets delivered to date. The Company has agreed to acquire two additional Canadair Regional Jets and related spare parts inventory at an aggregate cost of approximately $36 million, including estimated cost escalations. The remaining two aircraft are scheduled for delivery later in fiscal 1996.

         Depending in large part upon the state of the aircraft financing market and general economic conditions at the time, management will determine whether to purchase these Brasilia and Canadair Regional Jet aircraft with available cash or acquire the aircraft through third-party, long-term lease arrangements. The Company also has options to acquire ten additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules) exercisable through fiscal 1999. Options to acquire an additional ten Canadair Regional Jets have been secured; five are exercisable through September 1995 and five are exercisable through July 1996.

         The Company has significant long-term obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 1995, the Company leased 66 aircraft under leases with remaining terms of up to 16.5 years. Future minimum lease payments due under all long-term operating leases were approximately $288.2 million at March 31, 1995.

         At March 31, 1995, the Company had outstanding long-term debt, including current maturities, of approximately $33.3 million. All of the long-term debt was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The interest rates on $16.4 million of the $33.3 million of long-term debt are floating based on one month and three month LIBOR. The subsidy payments reduced the stated interest rates on the $33.3 million of long-term debt to an average effective rate of approximately 4.8% as of March 31, 1995. The debt is payable in either quarterly or semi-annual installments through March 2005.

         The Company expended approximately $8.1 million for non-aircraft capital expenditures during the year ended March 31, 1995, consisting primarily of aircraft engine overhauls and aircraft modifications to be made pursuant to industry-wide FAA directives. The Company will be required to install traffic alert and collision avoidance systems on all aircraft with 30 or more seats by December 1995, at an estimated cost of $1.4 million. To date, the Company has funded these capital expenditures from cash reserves and funds generated from operations.

         The Company has available $5.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.75% at March 31, 1995. The Company also has available $1.5 million in a revolving line of credit facility issued by the same bank and secured by a lien against the Company's corporate headquarters in St. George, Utah. The $1.5 million revolving facility bears interest at the bank's base rate plus one-half percent. The amount available under the facility will be reduced to $1.0 million on December 1, 1995, and will be reduced by an additional $500,000 on December 1 of each year thereafter until December 1, 1997, at which time the facility expires.

         The Company's notes payable and line of credit arrangements contain limitations on, among other things, sale or lease of assets, ratio of long-term debt to tangible net worth, cash flow coverage ratio, debt service coverage ratio and the maintenance of minimum tangible net worth. As of March 31, 1995, the Company was in compliance with all required debt covenants.

                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

ASSETS                                                                                     March 31,
                                                                                  --------------------------
                                                                                   1995                1994
                                                                                  -------            -------
Current assets:
   Cash and cash equivalents                                                     $ 27,416           $ 56,402
   Available-for-sale securities                                                   21,309             11,549
   Receivables, less allowance for doubtful accounts of $215 in 1995
      and $144 in 1994                                                              7,004              9,796
   Inventories                                                                      7,179              5,874
   Other current assets                                                             8,734              3,467
                                                                                 --------           --------
    Total current assets                                                           71,642             87,088
                                                                                 --------           --------
Property and equipment, at cost:
   Aircraft and rotable spares                                                    127,004            106,267
   Buildings and ground equipment                                                  28,866             23,015
   Deposits on aircraft and rotable spares                                          9,265              5,887
   Rental vehicles                                                                  1,849              1,124
                                                                                 --------           --------
                                                                                  166,984            136,293
   Less - accumulated depreciation and amortization                               (56,743)           (46,331)
                                                                                 --------           --------
                                                                                  110,241             89,962
                                                                                 --------           --------

Other assets                                                                        6,299              6,967
                                                                                 --------           --------
                                                                                 $188,182           $184,017
                                                                                 ========           ========



 The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                          March 31,
                                                                                   -----------------------
                                                                                    1995              1994
                                                                                   ------            ------
Current liabilities:
   Current maturities of long-term debt                                          $  3,747           $  3,071
   Current portion of deferred credits                                                803                803
   Trade accounts payable                                                          13,789             10,027
   Accrued salaries, wages and benefits                                             4,647              3,955
   Taxes other than income taxes                                                    1,353                999
   Air traffic liability                                                            1,264              1,618
                                                                                 --------           --------

Total current liabilities                                                          25,603             20,473
                                                                                 --------           --------

Long-term debt, less current maturities                                            29,553             26,647
                                                                                 --------           --------

Deferred credits, less current portion                                              2,308              3,125
                                                                                 --------           --------

Deferred income taxes payable                                                      13,034             10,984
                                                                                 --------           --------

Commitments and contingent liabilities (Notes 3 and 7)

Stockholders' equity:
   Preferred stock, 5,000,000 shares authorized; none issued                            -                  -
   Common stock, no par value; 40,000,000 shares authorized;
      11,468,056 and 11,445,056 shares issued, respectively                        87,658             87,245
   Retained earnings                                                               46,117             35,543
   Treasury stock, at cost, 1,150,000 and 0 shares, respectively                  (16,091)                 -
                                                                                 --------           --------
  Total stockholders' equity                                                      117,684            122,788
                                                                                 --------           --------
                                                                                 $188,182           $184,017
                                                                                 ========           ========

                        CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           For the years ended March 31,
                                                                      ---------------------------------------
                                                                       1995            1994            1993
                                                                      --------       --------        --------
Operating revenues:
   Passenger                                                       $   177,588     $  151,699      $  132,430
   Freight                                                               3,802          3,099           2,573
   Public service and other                                              2,401          2,411           2,067
   Nonairline                                                           41,607         30,784           9,730
                                                                   -----------     ----------      ----------
    Total operating revenues                                           225,398        187,993         146,800
                                                                   -----------     ----------      ----------
Operating expenses:

   Flying operations                                                    68,135         52,256          51,421
   Aircraft, traffic and passenger service                              28,218         22,621          22,230
   Maintenance                                                          25,530         21,853          21,804
   Promotion and sales                                                  20,369         16,527          15,072
   Depreciation and amortization                                        11,896          8,967           7,478
   General and administrative                                           11,605         12,306           8,954
   Nonairline                                                           39,304         28,783           8,376
                                                                   -----------     ----------      ----------
    Total operating expenses                                           205,057        163,313         135,335
                                                                   -----------     ----------      ----------
Operating income                                                        20,341         24,680          11,465
                                                                   -----------     ----------      ----------
Other income (expense):

   Interest expense                                                     (1,100)        (1,978)         (1,410)
   Interest income                                                       2,826          1,069             445
   Gain on sales of property and equipment                                 173             74              43
                                                                   -----------     ----------      ----------
    Total other income (expense), net                                    1,899           (835)           (922)
                                                                   -----------     ----------      ----------

Income before provision for income taxes                                22,240         23,845          10,543
Provision for income taxes                                               8,539          9,449           3,839
                                                                   -----------     ----------      ----------
Net income                                                         $    13,701     $   14,396      $    6,704
                                                                   ===========     ==========      ==========
Net income per common share                                        $      1.23     $     1.46      $      .85
                                                                   ===========     ==========      ==========
Weighted average number of common shares outstanding                11,111,596      9,883,036       7,926,917
                                                                   ===========     ==========      ==========


  The accompanying notes are an integral part of these consolidated statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              Common Stock                    Treasury Stock              Retained
                                                        Shares          Amount            Shares          Amount          Earnings
                                                        ------          ------            ------          ------          --------
Balance at March 31, 1992                              7,873,180      $   18,904             --       $       --         $   16,406
   Net income                                               --              --               --               --              6,704
   Exercise of common stock options
       (at prices ranging from $3.83 to
       $4.58 per share)                                  182,438             833             --               --               --
   Tax benefit from exercise of common
       stock options                                        --               342             --               --               --
   Cash dividends (at $.053 per share)                      --              --               --               --               (423)
                                                      ----------      ----------       ----------        ---------       ----------

Balance at March 31, 1993                              8,055,618          20,079             --               --             22,687
   Net income                                               --              --               --               --             14,396
   Exercise of common stock options
       (at prices ranging from $3.83 to
       $4.58 per share)                                  145,188             635             --               --               --
   Tax benefit from exercise of common
       stock options                                        --               861             --               --               --
   Sale of common stock                                3,244,250          65,670             --               --               --
   Cash dividends (at $.15 per share)                       --              --               --               --             (1,540)
                                                      ----------      ----------       ----------        ---------       ----------

Balance at March 31, 1994                             11,445,056          87,245             --               --             35,543
   Net income                                               --              --               --               --             13,701
   Exercise of common stock options
       (at prices ranging from $3.83 to
       $5.50 per share)                                   23,000             116             --               --               --
   Tax benefit from exercise of common
       stock options                                        --               228             --               --               --
   Compensation expense related to grant
       of stock options                                     --                69             --               --               --
   Purchase of treasury stock                               --              --         (1,150,000)         (16,091)            --
   Cash dividends (at $.28 per share)                       --              --               --               --             (3,127)
                                                      ==========      ==========       ==========       ==========       ==========
Balance at March 31, 1995                             11,468,056      $   87,658       (1,150,000)      $  (16,091)      $   46,117
                                                      ==========      ==========       ==========       ==========       ==========


  The accompanying notes are an integral part of these consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                For the years ended March 31,
                                                                          ----------------------------------------
                                                                           1995             1994             1993
                                                                          -------          -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                $13,701          $14,396         $ 6,704
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                            11,896            8,967           7,478
  Compensation expense related to grant of stock options                       69                -               -
  Gain on sales of property and equipment                                    (173)             (74)            (43)
  Increase (decrease) in allowance for doubtful accounts                       71                1             (17)
  Maintenance expense related to disposition
      of rotable spares                                                       240              165             180
  Deferred income taxes                                                     2,050            5,047             388
  Amortization of deferred credits                                           (817)            (818)           (817)
  Nonairline depreciation and amortization                                  2,090            1,589             774
  Tax benefit from exercise of common stock options                           228              861             342
Changes in operating assets and liabilities:
     Decrease (increase) in receivables                                     2,721           (1,467)         (2,431)
     (Increase) decrease in inventories                                    (1,305)             218             170
     (Increase) decrease in other current assets                           (5,267)          (1,643)            331
     Increase in trade accounts payable                                     3,762            4,222             783
     Increase in other current liabilities                                    692            1,337           1,034
                                                                          -------          -------         -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  29,958           32,801          14,876
                                                                          -------          -------         -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of available-for-sale securities                                (9,760)          (9,385)         (1,000)
  Proceeds from sale of available-for-sale securities                        -                -                199
  Acquisition of property and equipment:
      Aircraft and rotable spares                                         (23,538)         (35,916)        (13,597)
      Deposits on aircraft and rotable spares                              (7,653)          (5,382)         (1,815)
      Buildings and ground equipment                                       (5,851)          (2,799)         (5,189)
      Rental vehicles                                                      (2,229)          (1,548)           (305)
  Proceeds from sales of property and equipment                             1,370              861             291
  Decrease in deposits on aircraft and rotable spares                       4,275            1,000           1,757
  Increase in other assets                                                    (38)          (5,089)           (180)
                                                                          -------          -------         -------
NET CASH USED IN INVESTING ACTIVITIES                                     (43,424)         (58,258)        (19,839)
                                                                          -------          -------         -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                      116           66,305             833
  Purchase of treasury stock                                              (16,091)            -                -
  Payment of cash dividends                                                (3,127)          (1,540)           (423)
  Reduction of long-term debt                                              (3,534)         (18,751)         (3,437)
  Proceeds from issuance of long-term debt                                  7,116           26,012           9,155
                                                                          -------          -------         -------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                       (15,520)          72,026           6,128
                                                                          -------          -------         -------

(Decrease) increase in cash and cash equivalents                          (28,986)          46,569           1,165
Cash and cash equivalents at beginning of year                             56,402            9,833           8,668
                                                                          -------          -------         -------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $27,416          $56,402         $ 9,833
                                                                          =======          =======         =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
       Interest                                                           $ 1,074         $  2,074         $ 1,275
       Income taxes                                                         6,917            5,287           3,476


  The accompanying notes are an integral part of these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements include the accounts of SkyWest, Inc. (a Utah corporation) and its wholly owned subsidiaries, SkyWest Airlines, Inc., National Parks Transportation, Inc. and Scenic Airlines, Inc., collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Available-for-Sale Securities - Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS No. 115"). The adoption of SFAS No. 115 had no effect on net income. In accordance with the provisions of SFAS No. 115, all of the Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. Significant unrealized holding gains and losses will be recorded as a separate component of stockholders' equity.

Inventories - Inventories include expendable parts, fuel and supplies and are valued at weighted average cost less an allowance for obsolescence. Expendable parts are charged to expense as used.

Income Taxes - Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The adoption of SFAS No. 109 had no effect on net income. In accordance with the provisions of SFAS No. 109, the Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. Investment tax credits have been accounted for by the flow-through method. As of March 31, 1995 and 1994, the Company had recorded current deferred tax assets of $1,476,000 and $1,267,000, respectively (which are included in other current assets), and deferred tax liabilities of $13,034,000 and $10,984,000, respectively.

Property and Equipment - Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

     Aircraft and rotable spares                             3 - 14 years
     Buildings and ground equipment                        3 - 31.5 years
     Rental vehicles                                              4 years

Maintenance - The Company operates under an FAA approved continuous inspection and maintenance program. The cost of maintenance is charged to expense when incurred. The Company uses the deferred method of accounting for EMB-120 engine overhauls and uses the accrual method of accounting for regional jet engine overhauls.

Passenger and Freight Revenues - Passenger and freight revenues are recognized when service is provided. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

Net Income Per Common Share - Net income per common share is calculated using the weighted average number of common shares outstanding during the year. No material dilution results from common stock equivalents which are outstanding options to purchase common stock.

Reclassifications - Certain reclassifications have been made to the accompanying consolidated financial statements in order to conform to the current year presentation.

(2) ACQUISITION OF FLIGHT TOUR OPERATIONS OF SCENIC AIRLINES, INC. AND SEGMENT INFORMATION

Acquisition

On April 9, 1993, the Company, through its wholly-owned subsidiary Aviation Services West, Inc. ("ASW"), entered into an agreement to acquire certain assets of the flight tour operations (the "Flight Tour Operations") of an entity then known as Scenic Airlines, Inc. (such assets are defined herein as "Scenic Airlines") located in Las Vegas, Nevada. Scenic Airlines provided air transportation and air tours on a scheduled basis between Las Vegas and the Grand Canyon. On June 15, 1993, the acquisition was consummated and was accounted for using the purchase method. The purchase price was allocated to the following assets (in thousands):

                   License agreement and noncompete agreement   $4,000
                   Receivables                                   1,342
                   Equipment                                       488
                   Inventory and other                             311
                                                                ------
                                                                $6,141
                                                                ======

In addition, the agreement included a commitment by ASW, which at the time of the acquisition leased four Twin Otter VistaLiner aircraft, to lease an additional 14 VistaLiner aircraft pursuant to renewable operating leases with terms ranging between one to six years.

The following unaudited pro forma consolidated statement of income information for the year ended March 31, 1993 presents the pro forma results of operations of the Company as if the acquisition of Scenic Airlines had been consummated as of April 1, 1992. For purposes of preparing this pro forma presentation, the results of operations of the Company for the fiscal year ended March 31, 1993 have been consolidated with the results of the operations of Scenic Airlines for its fiscal year ended December 31, 1992. Since the acquisition occurred in the first quarter of fiscal year 1994, the pro forma impact would not differ signifcantly from the actual results reported.

                                                                   Dollars in
                                                                    Thousands
                   Pro Forma Statements of Income Information      Except Per
                                   (Unaudited)                    are Amounts
                   ------------------------------------------     -----------
                   Operating revenues                               $ 169,529
                   Operating expenses                                 156,971
                   Net income                                           7,425
                   Net income per common share                            .90

Subsequent to the acquisition, ASW changed its name to Scenic Airlines, Inc. and has continued the flight tour operations acquired from Scenic Airlines as well as the flight tour business conducted by ASW prior to the acquisition.

Segment Information

Nonairline operating revenues and expenses primarily represent the operations of Scenic Airlines, Inc. ("Scenic") and National Parks Transportation, Inc. ("NPT"), both wholly-owned subsidiaries of SkyWest, Inc. Scenic provides air tours and general aviation services to the scenic regions of northern Arizona, southern Utah and southern Nevada, commonly referred to as the "Grand Circle". The primary aircraft used to accomplish scenic tours are 19 passenger deHavilland Twin Otter VistaLiners. The acquisition of Scenic Airlines has approximately tripled the size of this segment of the Company's business. NPT provides car rental services through a fleet of Avis vehicles located at five airports served by SkyWest Airlines, Inc.

Information related to this segment of the Company's business is as follows (in thousands):

                                                                             For the Year Ended
                                                                                 March 31,
                                                                  1995            1994           1993
                                                                --------        --------       -------
                   Operating revenues                           $ 41,607        $ 30,784       $ 9,730
                   Operating income                                2,303           2,001         1,354
                   Depreciation and amortization                   2,090           1,589           774
                   Capital expenditures                            5,613           3,939         4,131

                                                                                     March 31,
                                                                           --------------------------
                                                                              1995              1994
                                                                           --------          --------
                   Identifiable assets                                     $ 20,135          $ 17,856



(3)      LEASE OBLIGATIONS

The Company leases 66 aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 1995 (in thousands):

                   Year ending March 31,
                   ---------------------
                          1996                                                        $ 29,793
                          1997                                                          28,288
                          1998                                                          25,135
                          1999                                                          24,885
                          2000                                                          23,854
                          Thereafter                                                   156,257
                                                                                      --------
                                                                                      $288,212
                                                                                      ========

Total rental expense for noncancelable operating leases was approximately $32,413,000, $21,299,000 and $19,912,000 for the years ended March 31, 1995,
1994 and 1993, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $4,145,000, $3,433,000, and $2,607,000 for the years ended March 31, 1995, 1994 and 1993, respectively.

(4)      INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                                                               Year ended March 31,
                                                                        -------------------------------------
                                                                          1995            1994          1993
                                                                        -------         -------       -------
             Current tax provision
                  Federal                                               $ 4,893         $ 6,132       $ 2,161
                  State                                                   1,119           1,402           819
                                                                        -------         -------       -------
                                                                          6,012           7,534         2,980
                                                                        -------         -------       -------
             Deferred tax provision
                  Federal                                                 2,041           1,363           699
                  State                                                     486             350           160
                  Impact of federal rate increase
                     on deferred taxes                                        -             202             -
                                                                        -------         -------       -------
                                                                          2,527           1,915           859
                                                                        -------         -------       -------
             Provision for income taxes                                 $ 8,539         $ 9,449       $ 3,839
                                                                        =======         =======       =======

The following is a reconciliation between the statutory Federal income tax rates (34 percent for the year ended March 31, 1993 and a blended rate of 34 percent on taxable income up to $10,000,000 and 35 percent for taxable income in excess of $10,000,000 for the years ended March 31, 1995 and 1994) and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                                              Year ended March 31,
                                                                        -------------------------------------
                                                                         1995            1994           1993
                                                                        -------        -------        -------
             Computed "expected" provision
                  for income taxes at the statutory rate                $ 7,684        $ 8,246        $ 3,585

             Increase (decrease) in income taxes resulting from:
                  State income taxes, net of Federal
                     income tax  benefit                                    727            911            503
                  Other, net                                                128            292           (249)
                                                                        -------        -------        -------
             Provision for income taxes                                 $ 8,539        $ 9,449        $ 3,839
                                                                        =======        =======        =======


The components of and the changes in the net deferred tax assets and liabilities for the years ended March 31, 1995 and 1994, are as follows (in thousands):

                                                                                       Year ended March 31,
                                                                                    ------------------------
Deferred tax assets:                                                                   1995           1994
                                                                                       ----           ----
    Inventory reserves                                                                $   222     $    222
    Vacation accrual                                                                      747          607
    Integration costs                                                                     195          272
    Sampling reserves                                                                     340          340
    Engine accrual                                                                        512           18
    AMT credit carryforward                                                               752          409
    Other                                                                                 174          109
                                                                                      -------     --------
Total deferred tax assets                                                               2,942        1,977
                                                                                      -------     --------
Deferred tax liabilities:

    Accelerated depreciation                                                          (13,157)     (10,711)
    Preoperating costs                                                                   (371)        (464)
    Other                                                                                (612)        (519)
                                                                                      -------     --------
Total deferred tax liabilities                                                        (14,500)     (11,694)
                                                                                      -------     --------
Net deferred tax liability                                                           $(11,558)    $ (9,717)
                                                                                     ========     ========

For the year ended March 31, 1993, the deferred tax provision resulted from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes as follows (in thousands).

                                                                  Year ended March 31,
                                                                  --------------------
                                                                           1993
                                                                           ----
Accelerated depreciation                                                 $ (283)
ITC utilized for tax reporting purposes                                   1,493
Revenue recognized for tax reporting purposes
    and deferred for financial reporting purposes                          (302)
Other                                                                       (49)
                                                                         ------
Total deferred tax provision                                             $  859
                                                                         ======

               As of March 31, 1995, the Company has an alternative minimum tax credit carryforward for tax reporting purposes of approximately $752,000.

(5)      LONG-TERM DEBT

Long-term debt as of March 31, 1995 and 1994, consists of the following (in thousands):

                                                                                      Year ended March 31,
                                                                                  -------------------------
                                                                                  1995                 1994
                                                                                  ----                 ----
Notepayable to bank, due in quarterly installments of $177,906 plus interest at
    8.58% through March 2005,
    secured by aircraft                                                           $ 7,116            $       -
Note payable to bank, due in quarterly installments of
    $167,246 plus interest based on three month LIBOR (8.01% at March 31, 1995)
    through September 2003,
    secured by aircraft                                                             5,686                6,355

Note payable to bank, due in monthly installments of $77,265 including interest
    at 7.33% through June 2003, secured by aircraft                                                        5,728              6,215
Note payable to bank, due in monthly installments of $54,702 plus interest based on one month LIBOR (7.88% at March 31, 1995)
    through June 2003, secured by aircraft                                                                 5,416              6,072
Note payable to financing company, due in quarterly installments of $155,000 plus interest based on three month LIBOR (8.13% at March 31,
      1995) through July 2003,
    secured by aircraft                                                                                    5,270              5,890
Note payable to bank, due in semi-annual installments
    of $270,186 plus interest at 8.5% through May 2002,
    secured by aircraft                                                                                    4,053              4,593
Note payable to bank, due in monthly installments of $9,269
    including interest at 7.72%, paid in full during fiscal 1995                                            --                  539
Other                                                                                                         31                 54
                                                                                                        --------           --------
                                                                                                          33,300             29,718
Less - current maturities                                                                                 (3,747)            (3,071)
                                                                                                        --------           --------
                                                                                                        $ 29,553           $ 26,647
                                                                                                        ========           ========


The aggregate amounts of principal maturities of long-term debt as of March 31, 1995, are as follows (in thousands):

             Year ending March 31,
                       1996                                                            $ 3,747
                       1997                                                              3,768
                       1998                                                              3,805
                       1999                                                              3,851
                       2000                                                              3,900
                       Thereafter                                                       14,229
                                                                                       -------
                                                                                       $33,300
                                                                                       =======

    The Company had approximately $33.3 million of long-term debt that was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.8% at March 31, 1995.

As of March 31, 1995, the Company had available $5,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.75% at March 31, 1995. In addition, as of March 31, 1995, the Company had available $1,500,000 in a reducing, revolving line of credit facility bearing interest at the bank's base rate plus 1/2% and secured by a lien against the Company's corporate headquarters in St. George, Utah. The amount available under the revolving facility reduces to $1,000,000 on December 1, 1995, and will be reduced by an additional $500,000 on the first day of December of each year thereafter until December 1, 1997, at which time the facility expires.

The Company's note payable arrangements contain limitations on, among other things, sale or lease of assets, ratio of long-term debt to tangible net worth, cash flow coverage ratio, debt service coverage ratio and minimum tangible net worth. As of March 31, 1995, the Company was in compliance with all the debt covenants.

(6)      RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

Retirement Plan

The Company sponsors the SkyWest Airlines Employees Retirement Plan (the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company contributed $1,869,000, $1,646,000 and $1,055,000 to the Plan for the years ended March 31, 1995, 1994 and 1993, respectively.

Employee Stock Purchase Plan

On February 7, 1995, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan ("the Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except officers who are highly compensated employees under section 414 (q) of the Internal Revenue Code. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250, each calendar year for the purchase of shares. Shares will be purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice. The Stock Purchase Plan will be effective July 1, 1995, therefore no amounts had been withheld or shares purchased as of March 31, 1995.

(7)      COMMITMENTS AND CONTINGENT LIABILITIES

Purchase Commitments

    At March 31, 1995, the Company had agreed to purchase 12 EMB-120 aircraft and related spare parts inventory and support equipment at an aggregate future cost of approximately $85 million including estimated cost escalations. Subsequent to March 31, 1995, the Company agreed to purchase ten additional EMB-120 aircraft and related spare parts inventory and support equipment at an aggregate future cost of approximately $80 million. Seven of the total aircraft are scheduled to be delivered in fiscal year 1996 and the remaining 15 aircraft in fiscal year 1997.

The Company will determine whether to finance the acquisition of the above aircraft through third party long-term loans or lease arrangements based upon circumstances existing immediately prior to each acquisition. The Company has options to acquire 10 additional EMB-120 aircraft at fixed prices (subject to cost escalation and delivery schedules). These options are exercisable through fiscal year 1999.

The Company has agreed to acquire four Canadair Regional Jets and related spare parts inventory and support equipment at an aggregate cost of approximately $72 million. Two of these were delivered subsequent to year end and have been financed under long-term lease agreements. The remaining two jets are scheduled for delivery later in fiscal 1996. Management will determine whether to finance the acquisition of the remaining aircraft through third party long-term loans or lease arrangements based on circumstances existing immediately prior to each acquisition.

Legal Matters

The Company is the subject of certain legal actions, which it considers routine to its business activities. As of March 31, 1995, management believes that any potential liability to the Company under such actions will not materially effect the accompanying consolidated financial statements.

Standby Letters of Credit

As of March 31, 1995, the Company has outstanding letters of credit totaling approximately $1,236,000 in order to comply with requirements of certain airports, port authorities and workers compensation agreements.

Cash and Cash Equivalents

As of March 31, 1995, the Company has demand deposits and money market accounts totaling $609,000 with First Interstate Bank, $1,334,000 with Bank of America, $146,000 with Chase Manhattan Bank, $2,852,000 with Banc One and $5,695,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the

Federal Deposit Insurance Corporation.

(8)      STOCK OPTIONS

Effective April 16, 1991, the Company's Board of Directors and Stockholders approved a merger of the previously existing incentive and nonqualified stock option plans into the SkyWest, Inc. Amended and Combined Incentive and Non-statutory Stock Option Plan ("the Option Plan"). The Option Plan provides for the issuance of a maximum of 1,500,000 shares of common stock to officers, directors and other key employees. The Option Plan is administered by the Board of Directors who designate option grants as either incentive or non-statutory. Incentive stock options will be granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options will be granted at a price as determined by the Board of Directors. Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 1995, 1994 and 1993.

                                                                               Number of      Price Per Share
                                                                                Options            Range
                                                                               ---------      ---------------
Outstanding at March 31, 1992                                                    356,625          $3.83-$4.58
    Granted                                                                       78,750                $5.50
    Exercised                                                                   (182,438)         $3.83-$4.58
    Canceled                                                                      (6,000)               $5.50
                                                                                --------
Outstanding at March 31, 1993                                                    246,937          $3.83-$5.50
    Granted                                                                      127,000               $16.67
    Exercised                                                                   (145,188)         $3.83-$4.58
                                                                                --------
Outstanding at March 31, 1994                                                    228,749         $3.83-$16.67
    Granted                                                                      232,500        $13.75-$33.25
    Exercised                                                                    (23,000)         $3.83-$5.50
    Canceled                                                                      (2,500)       $16.67-$33.25
                                                                                --------
Outstanding at March 31, 1995                                                    435,749         $3.83-$33.25
                                                                                ========

As of March 31, 1995, there are 660,188 shares available for future grant of shares of common stock upon the exercise of stock options under the Option Plan.

(9)    DEFERRED CREDITS

In order to assist the Company in integrating new aircraft into its fleet, certain manufacturers provide the Company with cash or credits for spare parts. With respect to purchased aircraft, these amounts reduce the capitalized cost of the aircraft. With respect to leased aircraft (operating leases), the Company has deferred these amounts and amortizes them over the terms of the related aircraft leases as a reduction of rent expense. Amounts amortized during the years ended March 31, 1995, 1994, and 1993 were $817,000, $818,000 and $817,000, respectively.

(10)   RELATED-PARTY TRANSACTIONS

The Company and Delta Air Lines, Inc. ("Delta") operate under a joint marketing and code-sharing agreement under which the Company uses the Delta two letter designator code (DL) in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry.

As of March 31, 1995, Delta owned 1,553,899 shares of common stock which represents approximately 15% of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $5,024,000, $3,493,000 and $3,309,000 during the years ended March 31, 1995,
1994 and 1993, respectively.

The Company had a net payable to Delta of $941,000 as of March 31, 1995, and a net receivable from Delta of $2,810,000 as of March 31, 1994.

(11)   COMMON STOCK

Stock Dividend

On April 9, 1993, the Company's Board of Directors declared a 50% stock dividend (one share for each two shares outstanding) payable to stockholders of record on April 22, 1993. The dividend was distributed on May 10, 1993. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock dividend.

Stock Offerings

On June 21, 1993, the Company completed a public offering of 1,875,000 shares of common stock which generated net proceeds of $28,802,000 after deducting underwriting commissions and other expenses. On July 7, 1993, the underwriters executed an overallotment option for 219,250 shares of common stock which generated net proceeds of $3,412,000 after deducting underwriting commissions. On February 16, 1994, the Company completed another public offering of 1,150,000 shares of common stock which generated net proceeds of $33,456,000 after deducting underwriting commissions and other expenses. A portion of the proceeds were used to fund the acquisition of Scenic Airlines (see Note 2) and to pay off certain long-term debt. The balance is being used for general corporate purposes.

Purchase of Treasury Stock

On November 23, 1994, the Company's Board of Directors approved the purchase of up to 1,150,000 shares of the Company's outstanding common stock. The total shares were purchased prior to year-end at an average price of $13.98. Additionally, on February 7, 1995, the Company's Board of Directors approved the purchase of up to 500,000 shares of the Company's outstanding common stock. None of these shares had been repurchased prior to March 31, 1995.

Subsequent Cash Dividend

On May 26, 1995, the Company's Board of Directors declared a special cash dividend of $.17 per share payable to stockholders of record on June 16, 1995, distributable July 3, 1995.