Form 10-K, Exhibit 13
period 1997-03-31
SKYWEST INC
filed 1997-06-25
CIK 793733

SUMMARY FINANCIAL AND OPERATING DATA

                                                                             Year Ended March 31,
-------------------------------------------------------------------------------------------------------------------------
                                                1997           1996             1995             1994              1993
                                           ----------       ----------       ----------       ----------       ----------
Operating revenues (000)                   $  283,307       $  251,734       $  225,398       $  187,993       $  146,800
Operating income (000)                     $   15,417       $    5,710       $   20,341       $   24,680       $   11,465
Net income (000)                           $   10,111       $    4,366       $   13,701       $   14,396       $    6,704
Weighted average shares (000)                  10,085           10,284           11,112            9,883            7,927
Net income per common share                $     1.00       $      .42       $     1.23       $     1.46       $      .85

Total assets (000)                         $  232,898       $  227,550       $  188,182       $  184,017       $   86,945
Current assets (000)                       $   90,295       $   76,462       $   71,642       $   87,088       $   28,243
Current liabilities (000)                  $   45,022       $   43,644       $   25,603       $   20,473       $   15,909
Long-term debt (000)                       $   47,337       $   53,736       $   29,553       $   26,647       $   18,391
Stockholders' equity (000)                 $  124,552       $  115,800       $  117,684       $  122,788       $   42,766
Return on average equity                          8.3%             3.7%            11.1%            17.4%            17.2%

SKYWEST AIRLINES, INC. OPERATING DATA
Passengers carried                          2,656,602        2,340,366        2,073,885        1,730,993        1,523,384
Revenue passenger miles (000)                 717,322          617,136          488,901          345,414          294,276
Available seat miles (000)                  1,413,170        1,254,334          976,095          727,059          669,724
Load factor                                      50.8%            49.2%            50.1%            47.5%            43.9%
Break-even load factor                           47.9%            48.4%            45.5%            41.2%            41.1%
Yield per revenue passenger mile           $     .333       $     .332       $     .363       $     .439       $     .450
Cost per available seat mile               $     .163       $     .166       $     .171       $     .188       $     .191
Average passenger trip length                     270              264              236              200              193
Number of aircraft at end of year                  60               63               60               55               50


QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                                       Fiscal Year 1997
--------------------------------------------------------------------------------------------------------------------
                                           First          Second           Third           Fourth             Year

Operating revenues (000)                $   72,125      $   77,730      $   64,595       $   68,857      $   283,307
Operating income (loss) (000)           $    7,678      $    7,999      $   (1,736)      $    1,476      $    15,417
Net income (loss) (000)                 $    4,834      $    4,990      $     (821)      $    1,108      $    10,111
Net income (loss) per common share      $      .48      $      .50      $     (.08)      $      .11      $      1.00
Stock price data: High                  $    19.75      $    18.25      $    15.63       $    14.38      $     19.75
                  Low                   $    13.25      $    14.12      $    12.63       $    12.00      $     12.00

                                                                       Fiscal Year 1996
--------------------------------------------------------------------------------------------------------------------
                                           First           Second           Third            Fourth           Year
Operating revenues (000)                $   60,381      $   69,175      $   58,991       $   63,187      $   251,734
Operating income (loss) (000)           $    4,799      $    6,565      $   (1,668)      $   (3,986)     $     5,710
Net income (loss) (000)                 $    3,089      $    4,109      $     (682)      $   (2,150)     $     4,366
Net income (loss) per common share      $      .30      $      .40      $     (.07)      $     (.21)     $       .42
Stock price data: High                  $    23.50      $    25.38      $    19.75       $    14.75      $     25.38
                  Low                   $    14.13      $    17.00      $    12.88       $    12.38      $     12.38

     As of April 30, 1997, there were 1,051 holders of common stock. Cash dividends of $.23 and $.25 per share of outstanding common stock were paid in fiscal years 1997 and 1996, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

        The following table sets forth information regarding the Company's operating cost components:


                                                             Fiscal Year Ended March 31,
                                              1997                     1996                          1995
                                    --------------------------------------------------------------------------------
                                            Percent  Cents            Percent    Cents             Percent    Cents
                                              of      per                of       per                 of       per
                                    Amount  Revenue   ASM     Amount   Revenue    ASM     Amount    Revenue    ASM
Salaries, wages and employee
   benefits ................      $ 60,759   24.8%    4.3c   $ 56,005    26.5%    4.5c   $ 49,684     27.0%    5.1c
Aircraft costs .............        49,822   20.4     3.5      43,009    20.3     3.5      35,355     19.2     3.6
Maintenance ................        20,929    8.6     1.4      20,779     9.8     1.6      18,350     10.0     1.9
Fuel .......................        30,713   12.6     2.2      23,084    10.9     1.8      16,625      9.0
Other ......................        66,323   27.0     4.7      56,794    26.9     4.5      45,742     24.9     4.7
Interest ...................         2,431    1.0      .2       2,160     1.0      .2       1,086      0.6     0.1
Fleet restructuring and
  transition expenses ......             -    -         -       6,247     3.0      .5           -        -       -
                                  --------   ----     ---    --------    ----     ---    --------     ----     ---
Total airline expenses .....       230,977   94.4    16.3c    208,078    98.4    16.6c    166,842     90.7    17.1c
                                  --------   ----    ====    --------    ----    ====    --------     ----    ====

Nonairline expenses ........        39,344  101.7              40,109    99.7              39,315     94.4
                                  --------  -----            --------    ----            --------     ----

Total operating expenses and
   interest ................      $270,321   95.4%           $248,187    98.6%           $206,157     91.4%
                                  ========   ====            ========    ====            ========     ====

Airline operating costs are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

Fiscal 1997 Compared to Fiscal 1996

        Consolidated operating revenues increased 12.5 percent to a record $283.3 million in fiscal 1997 compared to $251.7 million in fiscal 1996. The Company also experienced continued growth in passenger enplanements, revenue passenger miles ("RPMs") and available seat miles ("ASMs") during fiscal 1997 compared to fiscal 1996. Consolidated net income increased to $10.1 million, or $1.00 per share in fiscal 1997 compared to $4.4 million, or $.42 per share, in fiscal 1996. The fiscal 1996 results include a pretax fleet restructuring of $6.2 million, or $.38 per share, resulting from a fleet rationalization plan that required a restructuring of the Company's turboprop fleet.

        Passenger revenues, which represented 84.4 percent of total operating revenues, increased 16.7 percent to $239.2 million in fiscal 1997 from $205.0 million in fiscal 1996. The increase is primarily due to a 16.2 percent increase in RPMs, while yield per RPM remained relatively constant at $.333 in fiscal 1997 compared to $.332 in fiscal 1996. The increase in RPMs is due to a 20.3 percent increase in ASMs generated by Canadair Regional Jets, which are used to provide service to destinations such as San Francisco, California, Pasco, Washington and Colorado Springs, Colorado. Additionally, the Company acquired 15 new Brasilia aircraft to replace the 18 remaining Metroliner aircraft as their leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 12.7 percent increase in ASMs. The growth in RPMs exceeded the growth in ASMs and resulted in a passenger load factor of 50.8 percent in fiscal 1997 compared to 49.2 percent in fiscal 1996. As a result of the increased passenger load factor and a .3 percent increase in yield per RPM, revenue per ASM increased 2.4 percent to $.173 in fiscal 1997 from $.169 in fiscal 1996.

        Total airline operating expenses and interest were 94.4 percent of total airline operating revenues in fiscal 1997 compared to 98.4 percent in fiscal 1996. Exclusive of the one-time charge related to the fleet restructuring and transition from Metro to Brasilia aircraft recorded in fiscal 1996, total operating expenses and interest, as a percentage of total airline operating revenues, decreased to 94.4 percent from 95.4 percent in fiscal 1996. This percentage decrease is due to a 16.7 percent growth rate in passenger revenues compared to a 14.4 percent increase in operating expenses and interest. The 14.4 percent increase in operating expenses and interest is exclusive of the one-time fleet restructuring and transition expense recorded in fiscal 1996. Airline operating costs per ASM decreased to 16.3(cent) in fiscal 1997 from

16.6(cents) in fiscal 1996. Exclusive of the one-time fleet restructuring and transition expense, airline operating costs per ASM would have been 16.1(cents) for fiscal 1996. The slight increase in cost per ASM in fiscal 1997 is primarily due to increased fuel costs.

        Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 24.8 percent in fiscal 1997 from 26.5 percent in fiscal 1996. The decrease is primarily due to airline operating revenues increasing at a faster rate than employee related expenses. The average number of employees was 1,852 for 1997 compared to 1,753 for fiscal 1996. The increase is primarily due to the addition of flight attendants to crew new Brasilia aircraft. Salaries, wages and employee benefits per ASM decreased to 4.3(cents) in fiscal 1997 from 4.5(cents) in fiscal 1996.

        Aircraft costs, including aircraft rent and depreciation, increased slightly as a percentage of airline operating revenues to 20.4 percent in fiscal 1997 from 20.3 percent in fiscal 1996, as a result of the fleet transition to Brasilia aircraft. Aircraft costs per ASM was 3.5(cents) in fiscal 1997 and 1996.

        Maintenance expense decreased slightly as a percentage of airline operating revenues to 8.6 percent in fiscal 1997 from 9.8 percent in fiscal 1996. Maintenance cost per ASM decreased to 1.4(cents) in fiscal 1997 from 1.6(cents) in fiscal 1996 due to the efficiency of additional new Brasilia aircraft.

        Fuel costs increased as a percentage of airline operating revenues to
12.6 percent in fiscal 1997 compared to 10.9 percent in fiscal 1996. The increase is primarily due to an 18.8 percent increase in the average fuel price per gallon to $.95 in fiscal 1997 from $.80 in fiscal 1996. As a result, fuel costs per ASM increased to 2.2(cents) in fiscal 1997 from 1.8(cents) in fiscal 1996.

        Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 27.1 percent in fiscal 1997 compared to 26.9 in fiscal 1996. The increase is due primarily to rate increases in customer reservation systems booking fees. In addition, the Company has experienced rate increases in landing fees and general passenger handling charges. Interest expense as a percentage of airline operating revenues was 1.0 percent in fiscal 1997 and 1996. This percentage was the same since no new debt financings were entered into during fiscal 1997.

        Nonairline revenues decreased 3.9 percent to $38.7 million in fiscal 1997 compared to $40.3 million in fiscal 1996. The decrease is due to decreased passenger enplanements in fiscal 1997. Nonairline expenses decreased 1.9 percent to $39.3 million for fiscal 1997 compared to $40.1 million for fiscal 1996. The slight decrease is due to minor changes for a decreased level of operations, as well as reallocating existing capacity into lower cost tour packages.

Fiscal 1996 Compared to Fiscal 1995

        The Company experienced continued growth in RPMs, ASMs, and passenger enplanements during fiscal 1996 compared to fiscal 1995. Consolidated operating revenues increased 11.7 percent to a record $251.7 million in fiscal 1996 compared to $225.4 million in fiscal 1995. Consolidated net income decreased to $4.4 million, or $.42 per share in fiscal 1996 compared to $13.7 million, or $1.23 per share in fiscal 1995. The fiscal 1996 results included a pretax fleet restructuring and transition expense of $6.2 million, or $.38 per share resulting from a fleet rationalization plan that required a restructuring of the Company's turbo prop fleet. The $6.2 million fleet restructuring and transition expense primarily represented crew related costs associated with the discontinuance of Metroliner aircraft operations as well as accelerated maintenance costs associated with the early termination of Metroliner leases. The amount consists of $2.5 million of costs incurred in fiscal 1996 and an accrual for $3.7 million of fiscal 1997 restructuring costs. The fleet rationalization plan resulted in an all Brasilia turboprop fleet and was virtually completed by the end of fiscal 1997.

        Passenger revenues, which represented 81.5 percent of total operating revenues, increased 15.5 percent to $205.0 million in fiscal 1996 from $177.6 million in fiscal 1995. The increase was due to a 26.2 percent increase in RPMs offset by an 8.5 percent decrease in yield per RPM to $.332 in fiscal 1996 from $.363 in fiscal 1995. The increase in RPMs was due to the addition of four new Canadair Regional Jets and seven new Brasilia aircraft which replaced eight Metroliner aircraft as their leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 28.5 percent increase in ASMs. The growth in ASMs exceeded the growth in RPMs and resulted in a decrease in passenger load factor to 49.2 percent in fiscal 1996 from 50.1 percent in fiscal 1995. Although the passenger load factor was only down .9 points and in spite of a strong trend of growth in demand exceeding growth in capacity during the fourth quarter, passenger enplanements did not meet management's expectation during the first nine months due to the following factors: 1) growing reluctance of airline passengers to book flights on Metroliner aircraft which do not have cabin-class amenities, 2) the schedule restructuring by Delta Airlines, Inc. ("Delta") at the Los Angeles hub which reduced daily departures by 31 percent effective May 1, 1995, thereby reducing the Company's connection opportunities, 3) the impact of indirect competition from low-fare carriers and 4) a continuing reluctance of travel agents to book passengers on the Delta system after Delta instigated commission caps in the spring of 1995 as well as commission overrides being offered by the Company's competitors.

         Yield per revenue passenger mile decreased 8.5 percent to $.332 in fiscal 1996 compared to $.363 in fiscal 1995. The decrease was due to an 11.9 percent increase in the average passenger trip length resulting from growing regional jet operations. The 8.5 percent decrease coupled with a lower passenger load factor resulted in a decrease in revenue per ASM to $.169 in fiscal 1996 compared to $.188 in fiscal 1995.

        Nonairline revenues, which consist of the operations of Scenic Airlines, Inc. and National Parks Transportation, Inc. decreased 3.3 percent to $40.3 million in fiscal 1996 from $41.6 million in fiscal 1995. Nonairline net income decreased to $.4 million in fiscal 1996 from $1.6 million in fiscal 1995. The decreases were due to the following factors: 1) a 13 percent decrease in the overall tourist traffic in the Grand Canyon/Las Vegas market, 2) the impact of new low-fare competition, and 3) the Company's difficulty in differentiating its premium touring packages from low price transportation alternatives.

        Total airline operating expenses and interest were 98.4 percent of total airline operating revenues in fiscal 1996 compared to 90.7 percent in fiscal 1995. This percentage increase was due to passenger enplanements not meeting expectations which resulted in passenger revenues falling short of internal plans as well as the airline incurring a one-time fleet restructuring and transition expense. Exclusive of the one-time fleet restructuring and transition expense, total airline operating expense increased only 21.0 percent for fiscal 1996 over fiscal 1995 airline operating expenses while ASMs increased 28.5 percent. Due to the continuing fleet rationalization program, management has continued to reduce airline operating costs per ASM. Airline operating costs per ASM decreased to 16.6(cents) in fiscal 1996 from 17.1(cents) in fiscal 1995. Exclusive of the one-time fleet restructuring and transition expense, airline operating costs per ASM would have been 16.1(cents) for fiscal 1996.

        Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 26.5 percent in fiscal 1996 from 27.0 percent in fiscal 1995. The decrease was primarily due to lower employee incentive payments resulting from the decrease in profitability for fiscal 1996 compared to fiscal 1995. The average number of full-time equivalent employees was 1,753 for 1996 compared to 1,760 for fiscal 1995. Salaries, wages and employee benefits per ASM decreased to 4.5(cents) in fiscal 1996 from 5.1(cents) in fiscal 1995.

        Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 20.3 percent in fiscal 1996 from
19.2 percent in fiscal 1995. This percentage increased as a result of the utilization of additional Brasilia and regional jet aircraft as well as passenger traffic falling short of management's expectation resulting in lower operating revenues. Aircraft costs per ASM decreased slightly to 3.5(cents) in fiscal 1996 from 3.6(cents) in fiscal 1995.

        Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.8 percent in fiscal 1996 from 10.0 percent in fiscal 1995. Maintenance cost per ASM decreased to 1.6(cents) in fiscal 1996 from 1.9(cents) in fiscal 1995 due to the increased ASMs generated from operations.

        Fuel costs increased as a percentage of airline operating revenues to
10.9 percent in fiscal 1996 compared to 9.0 percent in fiscal 1995. The increase was primarily due to an increase in the average fuel price per gallon to $.80 in fiscal 1996 from $.74 in fiscal 1995. As a result, fuel costs per ASM increased slightly to 1.8(cents) in fiscal 1996 from 1.7(cents) in fiscal 1995.

        Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 26.9 percent in fiscal 1996 compared to 24.9 in fiscal 1995. The increase was due primarily to significant rate increases in customer reservation systems booking fees. In addition, the Company has experienced rate increases in landing fees and general passenger handling charges. Interest expense increased as a percentage of airline operating revenues to 1.0 percent in fiscal 1996 from .6 percent in fiscal 1995. The increase was due to an increase in debt financings of new Brasilia aircraft.

        Nonairline expenses increased 2.0 percent to $40.1 million for fiscal 1996 compared to $39.3 million for fiscal 1995. These expenses remained relatively constant as no major operational changes were made.

 LIQUIDITY AND CAPITAL RESOURCES

        The Company had working capital of $45.3 million and a current ratio of 2.0:1 at March 31, 1997 compared to working capital of $32.8 million and a current ratio of 1.8:1 at March 31, 1996. The principal sources of funds during fiscal 1997 were $32.1 million generated from operations, $3.6 million of returned deposits related to aircraft acquisitions, $2.9 million of proceeds from the sale of property and equipment, $1.1 million of proceeds from the sale of available-for-sale securities, $.9 million from the sale of common stock and $.4 million from the sale of other assets. During fiscal 1997 the Company invested $12.0 million in flight equipment and $7.7 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $6.2 million and paid $1.8 million in cash dividends. These factors resulted in a $13.3 million increase in cash and cash equivalents during fiscal 1997.

        The Company's position in available-for-sale securities, consisting primarily of bonds and commercial paper has decreased to $18.0 million at March 31, 1997 compared to $19.1 million at March 31, 1996.

        The Company took delivery of fifteen new Brasilia aircraft during the year ended March 31, 1997 as part of the strategy to upgrade its fleet. All of these new aircraft were financed under long-term operating lease arrangements.

        The Company also has options to acquire ten additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules) exercisable through fiscal 1999. Options to acquire an additional ten Canadair Regional Jets have been secured.

        The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 1997, the Company leased 44 SkyWest aircraft and 18 Scenic Airlines aircraft under leases with remaining terms of up to 15.0 years. Future minimum lease payments due under all long-term operating leases were approximately $489.3 million at March 31, 1997.

        At March 31, 1997, the Company had outstanding long-term debt, including current maturities, of approximately $53.7 million. All of the long-term debt was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The interest rates on $12.5 million of the $53.7 million of long-term debt are floating based on one month and three month LIBOR. The subsidy payments reduced the stated interest rates on the $53.7 million of long-term debt to an average effective rate of approximately 4.0% as of March 31, 1997. The debt is payable in either quarterly or semi-annual installments through January 2006. These subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur.

        The Company expended approximately $19.7 million for non-aircraft capital expenditures during the year ended March 31, 1997, consisting primarily of aircraft engine overhauls, aircraft modifications to be made pursuant to industry-wide FAA directives, buildings and ground equipment, and rental vehicles.

        The Company has available $5.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.25% at March 31, 1997. The Company also has available $.5 million in a revolving line of credit facility issued by the same bank and secured by a lien against the Company's corporate headquarters in St. George, Utah. The $.5 million revolving facility bears interest at the bank's base rate plus one-half percent. The amount available under the facility will expire on December 1, 1997.

                    Report of Independent Public Accountants

To SkyWest Inc.:

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. (a Utah corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
-----------------------
Salt Lake City, Utah
May 23, 1997


                              Report of Management

The integrity and objectivity of the information presented in this annual report are the responsibility of SkyWest, Inc. management. The consolidated financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears on this page.

The Company maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the safeguarding of its assets against loss or unauthorized use and the prevention and detection of fraudulent financial reporting.

The board of directors pursues its responsibility for these statements through its audit committee, which consists solely of directors who are neither officers nor employees of the Company. The audit committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal accounting control, auditing and financial reporting matters.


/s/ JERRY C. ATKIN                         /s/ BRADFORD R. RICH
-----------------------                    -----------------------
Jerry C. Atkin                             Bradford R. Rich
Chairman, President and                    Executive Vice President - Finance,
Chief Executive Officer                    Chief Financial Officer and
                                           Treasurer

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                                                   March 31,
                                                                          -------------------------
                                                                             1997            1996
                                                                          ---------       ---------
                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                              $  37,786       $  24,529
   Available-for-sale securities                                             17,970          19,097
   Receivables, less allowance for doubtful accounts of $104 in 1997
      and $221 in 1996                                                       10,851          12,893
   Inventories                                                                9,987           8,923
   Prepaid aircraft rents                                                     8,612           5,433
   Other current assets                                                       5,089           5,587
                                                                          ---------       ---------
       Total current assets                                                  90,295          76,462
                                                                          ---------       ---------

PROPERTY AND EQUIPMENT, at cost:
   Aircraft and rotable spares                                              171,239         171,840
   Buildings and ground equipment                                            43,508          39,092
   Deposits on aircraft and rotable spares                                        -           3,603
   Rental vehicles                                                            3,291           2,237
                                                                          ---------       ---------
                                                                            218,038         216,772
   Less - accumulated depreciation and amortization                         (80,295)        (71,701)
                                                                          ---------       ---------
                                                                            137,743         145,071


OTHER ASSETS                                                                  4,860           6,017
                                                                          ---------       ---------
                                                                          $ 232,898       $ 227,550
                                                                          =========       =========


       The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           March 31,
                                                                  -------------------------
                                                                    1997             1996
                                                                  ---------       ---------
CURRENT LIABILITIES:
   Current maturities of long-term debt                           $   6,399       $   6,236
   Trade accounts payable                                            29,213          23,740
   Accrued salaries, wages and benefits                               6,095           5,451
   Taxes other than income taxes                                      1,537           1,330
   Air traffic liability                                              1,488           1,485
   Fleet restructuring accrual                                          290           3,788
   Deferred credits                                                       -           1,614
                                                                  ---------       ---------

      Total current liabilities                                      45,022          43,644
                                                                  ---------       ---------

LONG-TERM DEBT, less current maturities                              47,337          53,736
                                                                  ---------       ---------

DEFERRED INCOME TAXES PAYABLE                                        15,987          14,370
                                                                  ---------       ---------


COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized; none issued              -               -
   Common stock, no par value; 40,000,000 shares authorized;
      11,624,811 and 11,521,808 shares issued, respectively          89,146          88,183
   Retained earnings                                                 55,691          47,902
   Treasury stock, at cost, 1,474,600 shares                        (20,285)        (20,285)
                                                                  ---------       ---------
      Total stockholders' equity                                    124,552         115,800
                                                                  ---------       ---------
                                                                  $ 232,898       $ 227,550
                                                                  =========       =========

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                     For the years ended March 31,
                                                          --------------------------------------------------
                                                               1997               1996              1995
                                                          ------------       ------------       ------------
Operating revenues:
   Passenger                                              $    239,222       $    205,034       $    177,588
   Freight                                                       4,174              4,291              3,802
   Public service and other                                      1,243              2,159              2,401
   Nonairline                                                   38,668             40,250             41,607
                                                          ------------       ------------       ------------

       Total operating revenues                                283,307            251,734            225,398
                                                          ------------       ------------       ------------

Operating expenses:
   Flying operations                                           101,689             85,117             68,135
   Aircraft, traffic and passenger service                      37,044             32,522             28,218
   Maintenance                                                  29,149             28,713             25,530
   Promotion and sales                                          29,606             25,965             20,369
   Depreciation and amortization                                18,481             15,392             11,896
   General and administrative                                   12,577             11,962             11,605
   Fleet restructuring and transition                                -              6,247                  -
   Nonairline                                                   39,344             40,106             39,304
                                                          ------------       ------------       ------------

       Total operating expenses                                267,890            246,024            205,057
                                                          ------------       ------------       ------------

Operating income                                                15,417              5,710             20,341
                                                          ------------       ------------       ------------

Other income (expense):
   Interest expense                                             (2,431)            (2,163)            (1,100)
   Interest income                                               2,481              2,707              2,826
   Gain on sales of property and equipment                       1,113                556                173
                                                          ------------       ------------       ------------

       Total other income                                        1,163              1,100              1,899
                                                          ------------       ------------       ------------

Income before provision for income taxes                        16,580              6,810             22,240
Provision for income taxes                                       6,469              2,444              8,539
                                                          ------------       ------------       ------------

Net income                                                $     10,111       $      4,366       $     13,701
                                                          ============       ============       ============

Net income per common share                               $       1.00       $        .42       $       1.23
                                                          ============       ============       ============

Weighted average number of common shares outstanding        10,085,260         10,283,918         11,111,596
                                                          ============       ============       ============


        The accompanying notes are an integral part of these consolidated statements.

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                     Common Stock               Treasury Stock            Retained
                                                 Shares        Amount       Shares           Amount        Earnings
                                                 ------        ------       ------           ------        --------
Balance at March 31, 1994                     11,445,056      $87,245               -       $      -       $ 35,543
   Net income                                          -            -               -              -         13,701
   Exercise of common stock options
       (at prices ranging from $3.83 to
       $5.50 per share)                           23,000          116               -              -              -
   Tax benefit from exercise of common
       stock options                                   -          228               -              -              -
   Compensation expense related to grant
       of stock options                                -           69               -              -              -
   Purchase of treasury stock                          -            -      (1,150,000)       (16,091)             -
   Cash dividends (at $.28 per share)                  -            -               -              -         (3,127)
                                              ----------      -------      ----------       --------       --------

Balance at March 31, 1995                     11,468,056       87,658      (1,150,000)       (16,091)        46,117
   Net income                                          -            -               -              -          4,366
   Exercise of common stock options
       (at prices ranging from $3.83 to
       $5.50 per share)                           27,500          114               -              -              -
   Sale of common stock under
       employee stock purchase plan               26,252          287               -              -              -
   Tax benefit from exercise of common
       stock options                                   -           41               -              -              -
   Compensation expense related to grant
       of stock options                                -           83               -              -              -
   Purchase of treasury stock                          -            -        (324,600)        (4,194)             -
   Cash dividends (at $.25 per share)                  -            -               -              -         (2,581)
                                              ----------      -------      ----------       --------       --------

Balance at March 31, 1996                     11,521,808       88,183      (1,474,600)       (20,285)        47,902
   Net income                                          -            -               -              -         10,111
   Exercise of common stock options
       (at a price of $5.50 per share)            51,250          282               -            - -
   Sale of common stock under
       Employee stock purchase plan               51,753          588               -              -              -
   Tax benefit from exercise of common
       stock options                                   -           93               -              -              -
   Cash dividends (at $.23 per share)                  -            -               -              -         (2,322)
                                              ----------      -------      ----------       --------       --------

Balance at March 31, 1997                     11,624,811      $89,146      (1,474,600)      $(20,285)      $ 55,691
                                              ==========      =======      ==========       ========       ========



       The accompanying notes are an integral part of these consolidated statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                        For the years ended March 31,
                                                                    --------------------------------------
                                                                      1997           1996           1995
                                                                    --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $ 10,111       $  4,366       $ 13,701
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                       18,481         15,392         11,896
  Nonairline depreciation and amortization                             3,585          2,742          2,090
  Maintenance expense related to disposition of rotable spares           286            173            240
  Gain on sales of property and equipment                             (1,113)          (556)          (173)
  (Decrease) increase in allowance for doubtful accounts                (117)             6             71
  Increase in deferred income taxes                                    1,617          1,336          2,050
  Amortization of deferred credits                                    (1,614)        (1,497)          (817)
  Tax benefit from exercise of common stock options                       93             41            228
  Compensation expense related to grant of stock options                   -             83             69
   Changes in operating assets and liabilities:
     Decrease (increase) in receivables                                2,159         (5,895)         2,721
     Increase in inventories                                          (1,064)        (1,744)        (1,305)
     Increase in other current assets                                 (2,681)        (2,286)        (5,267)
     Increase in trade accounts payable                                4,965          9,951          3,762
     (Decrease) increase in fleet restructuring accrual               (3,498)         3,788              -
     Increase in other current liabilities                               854          1,005            692
                                                                    --------       --------       --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             32,064         26,905         29,958
                                                                    --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of available-for-sale securities                                -              -         (9,760)
  Proceeds from sale of available-for-sale securities                  1,127          2,212              -
  Acquisition of property and equipment:
      Aircraft and rotable spares                                    (11,979)       (48,508)       (23,538)
      Deposits on aircraft and rotable spares                              -         (3,053)        (7,653)
      Buildings and ground equipment                                  (4,886)       (10,281)        (5,851)
      Rental vehicles                                                 (2,850)        (2,842)        (2,229)
  Proceeds from sales of property and equipment                        2,945          4,114          1,370
  Decrease in deposits on aircraft and rotable spares                  3,603          8,715          4,275
  Decrease (increase) in other assets                                    413           (447)           (38)
                                                                    --------       --------       --------
NET CASH USED IN INVESTING ACTIVITIES                                (11,627)       (50,090)       (43,424)
                                                                    --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                 870            401            116
  Purchase of treasury stock                                               -         (4,194)       (16,091)
  Payment of cash dividends                                           (1,814)        (2,581)        (3,127)
  Reduction of long-term debt                                         (6,236)        (4,329)        (3,534)
  Proceeds from issuance of long-term debt                                 -         31,001          7,116
                                                                    --------       --------       --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                   (7,180)        20,298        (15,520)
                                                                    --------       --------       --------

Increase (decrease) in cash and cash equivalents                      13,257         (2,887)       (28,986)
Cash and cash equivalents at beginning of year                        24,529         27,416         56,402
                                                                    --------       --------       --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $ 37,786       $ 24,529       $ 27,416
                                                                    ========       ========       ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
       Interest                                                     $  2,399       $  2,060       $  1,074
       Income taxes                                                    3,950          3,090          6,917

        The accompanying notes are an integral part of these consolidated statements.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements include the accounts of SkyWest, Inc. (a Utah corporation) and its wholly owned subsidiaries, SkyWest Airlines, Inc. ("SkyWest"), Scenic Airlines, Inc. ("Scenic") and National Parks Transportation, Inc. ("NPT") collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Available-for-Sale Securities - The Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. Significant unrealized holding gains and losses will be recorded as a separate component of stockholders' equity.

Inventories - Inventories include expendable parts, fuel and supplies and are valued at weighted average cost less an allowance for obsolescence. Expendable parts are charged to expense as used.

Property and Equipment - Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

        Aircraft and rotable spares                       3 - 14 years
        Buildings and ground equipment                  3 - 39.5 years
        Rental vehicles                                        4 years

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

Income Taxes - The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of March 31, 1997 and 1996, the Company had recorded current deferred tax assets of $2,046,000 and $3,228,000, respectively (which are included in other current assets), and deferred tax liabilities of $15,987,000 and $14,370,000, respectively.

Deferred Credits - In order to assist the Company in integrating new aircraft into its fleet, certain manufacturers provide the Company with cash or credits for spare parts. With respect to purchased aircraft, these amounts reduce the capitalized cost of the aircraft. With respect to leased aircraft (operating leases), the Company has deferred these amounts and amortizes them over the terms of the related aircraft leases as a reduction of rent expense. Amounts amortized during the years ended March 31, 1997, 1996, and 1995 were $1,614,000, $1,497,000 and $817,000, respectively. As of March 31, 1997, the Company has no remaining deferred credits to amortize.

Net Income Per Common Share - Net income per common share is calculated using the weighted average number of common shares outstanding during the year. No material dilution results from common stock equivalents which are outstanding options to purchase common stock.

Fair Value of Financial Instruments - The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $52,074,000 as of March 31, 1997, as compared to the carrying amount of $53,736,000.

Recent Accounting Pronouncement - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in March 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted SFAS No. 121 effective April 1996, which had no impact on the Company's financial position or results of operations.


(2)   LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                                                               As of March 31,
                                                                          ------------------------
                                                                            1997           1996
                                                                          --------       --------
Note payable to bank, due in monthly installments
    of $90,394 including interest at 6.95% through
    December 2005, secured by aircraft                                    $  7,096       $  7,666
Note payable to bank, due in monthly installments
    of $88,737 including interest at 6.7% through
    January 2006, secured by aircraft                                        7,085          7,654
Note payable to bank, due in monthly installments
    of $91,290 including interest at 7.37% through
    October 2005, secured by aircraft                                        6,953          7,513
Note payable to bank, due in monthly installments
    of $64,319 plus interest at 6.36% through
    November 2000.  Balloon payment of $3,937,000
    due December 2000, secured by aircraft                                   6,818          7,590
Note payable to bank, due in quarterly installments of
    $177,906 plus interest at 8.58% through March 2005,
    secured by aircraft                                                      5,693          6,405
Note payable to bank, due in monthly installments of
    $77,265 including interest at 7.33% through June 2003,
    secured by aircraft                                                      4,638          5,203
Note payable to bank, due in quarterly installments of
    $167,246 plus interest based on three month LIBOR (7.51% at
    March 31, 1997) through September 2003, secured by aircraft              4,348          5,017
Note payable to bank, due in monthly installments of $54,702 plus interest based on one month LIBOR (7.44% at March 31, 1997)
    through June 2003, secured by aircraft                                   4,103          4,759
Note payable to financing company, due in quarterly installments of $155,000 plus interest based on three month LIBOR (7.06%
    at March 31, 1997) through July 2003, secured by aircraft                4,030          4,650
Note payable to bank, due in semi-annual installments
    of $270,186 plus interest at 8.5% through May 2002,
    secured by aircraft                                                      2,972          3,513
Other                                                                            -              2
                                                                          --------       --------
                                                                            53,736         59,972
Less - current maturities                                                   (6,399)        (6,236)
                                                                          --------       --------
                                                                          $ 47,337       $ 53,736
                                                                          ========       ========

The aggregate amounts of principal maturities of long-term debt as of March 31, 1997, are as follows (in thousands):

            Year ending March 31,
            ---------------------
                    1998                                                   $ 6,399
                    1999                                                     6,577
                    2000                                                     6,768
                    2001                                                     6,973
                    2002                                                     7,193
                    Thereafter                                              19,826
                                                                           -------
                                                                           $53,736
                                                                           =======

The Company's long-term debt was incurred in connection with the acquisition of Brasilia aircraft and is supported by subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.0% at March 31, 1997. These subsidies payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur.

As of March 31, 1997, the Company had available $5,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.25% at March 31, 1997. In addition, as of March 31, 1997, the Company had available $500,000 in a reducing, revolving line of credit facility bearing interest at the bank's base rate plus 1/2% and secured by a lien against the Company's corporate headquarters in St. George, Utah. The amount available under the revolving facility expires December 1, 1997.

The Company's long-term debt arrangements contain limitations on, among other things, sale or lease of assets, ratio of long-term debt to tangible net worth, cash flow coverage ratio, debt service coverage ratio and minimum tangible net worth. As of March 31, 1997, the Company was in compliance with all the debt covenants.


(3)   INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                                       Year ended March 31,
                                              ----------------------------------
                                                 1997         1996         1995
                                              --------      --------     -------
       Current tax provision:
                Federal                         $3,315       $2,656       $4,893
                State                              355          204        1,119
                                                ------       ------       ------
                                                 3,670        2,860        6,012
                                                ------       ------       ------
       Deferred tax provision (benefit):
                Federal                          2,344         (348)       2,041
                State                              455          (68)         486
                                                ------       ------       ------
                                                 2,799         (416)       2,527
                                                ------       ------       ------
       Provision for income taxes               $6,469       $2,444       $8,539
                                                ======       ======       ======


The following is a reconciliation between the statutory Federal income tax rates (at a blended rate of 34 percent on taxable income up to $10,000,000 and 35 percent for taxable income in excess of $10,000,000) and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                                      Year ended March 31,
                                                              --------------------------------
                                                               1997         1996         1995
                                                              ------      -------       ------
Computed "expected" provision
  for income taxes at the statutory rate                      $5,703       $2,315       $7,684
Increase (decrease) in income taxes resulting from:
  State income taxes, net of Federal income tax  benefit         711          292          727
  Other, net                                                      55         (163)         128
                                                              ------       ------       ------
  Provision for income taxes                                  $6,469       $2,444       $8,539
                                                              ======       ======       ======

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

                                                  As of March 31,
                                            -----------------------
Deferred tax assets:                          1997           1996
                                            --------       --------
    Accrued benefits                        $    979       $    905
    Engine overhaul accrual                    1,909          1,343
    AMT credit carryforward                    3,939          2,766
    Fleet restructuring accrual                  116          1,515
    Accrued expense reserves and other         1,140          1,205
                                            --------       --------
Total deferred tax assets                      8,083          7,734
                                            --------       --------

Deferred tax liabilities:
    Accelerated depreciation                 (21,047)       (17,505)
    Other                                       (977)        (1,371)
                                            --------       --------
Total deferred tax liabilities               (22,024)       (18,876)
                                            --------       --------

Net deferred tax liability                  $(13,941)      $(11,142)
                                            ========       ========

(4)   COMMITMENTS AND CONTINGENT LIABILITIES

Lease Obligations

The Company leases 44 SkyWest aircraft and 18 Scenic aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 1997 (in thousands):

            Year ending March 31,
            ---------------------
            1998                                          $ 44,367
            1999                                            41,549
            2000                                            40,089
            2001                                            39,191
            2002                                            38,353
            Thereafter                                     285,772
                                                          --------
                                                          $489,321
                                                          ========

Total rental expense for noncancelable operating leases was approximately $35,058,000, $31,369,000, and $27,494,000 for the years ended March 31, 1997,
1996 and 1995, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $6,259,000, $4,460,000, and $4,145,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

Purchase Options

At March 31, 1997, the Company did not have any firm purchase commitments, however, the Company has options to acquire 10 additional EMB-120 aircraft at fixed prices (subject to cost escalation and delivery schedules). These options are exercisable through fiscal year 1999. The Company also has options to acquire an additional 10 Canadair Regional Jets, exercisable at any time.

Legal Matters

The Company is the subject of certain legal actions, which it considers routine to its business activities. As of March 31, 1997, management believes that any potential liability to the Company under such actions will not materially effect the accompanying consolidated financial statements.

Standby Letters of Credit

As of March 31, 1997, the Company has outstanding letters of credit totaling approximately $1,516,000 related to requirements of certain airports, port authorities and workers compensation agreements.

Cash and Cash Equivalents

As of March 31, 1997, the Company has demand deposits and money market accounts totaling $463,000 with Wells Fargo Bank, $202,000 with Bank of America, $2,056,000 with Banc One and $11,390,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.


(5)  CAPITAL TRANSACTIONS

Purchase of Treasury Stock

On November 23, 1994, the Company's Board of Directors approved the purchase of up to 1,150,000 shares of the Company's outstanding common stock. The total shares were purchased prior to the end of fiscal 1995 at an average price of $13.98. On February 7, 1995, the Company's Board of Directors approved the purchase of up to 500,000 shares of the Company's outstanding common stock. In addition, on February 6, 1996, the Company's Board of Directors approved the purchase of up to 500,000 shares of the Company's outstanding stock. During fiscal 1996, 324,600 shares were purchased at an average price of $12.92. None of the Company's outstanding stock was repurchased during fiscal 1997.

Subsequent Cash Dividend

On May 6, 1997, the Company's Board of Directors declared a regular quarterly cash dividend of $.05 per share payable to stockholders of record on June 30, 1997, distributable July 14, 1997.

Stock Options

The Company's Board of Directors and Stockholders have approved the SkyWest, Inc. Amended and Combined Incentive and Non-statutory Stock Option Plan ("the Option Plan"). The Option Plan provides for the issuance of a maximum of 1,500,000 shares of common stock to officers, directors and other key employees. The Option Plan is administered by the Board of Directors who designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Board of Directors. Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 1995, 1996 and 1997.

                                                   Average
                                   Number of      Weighted
                                    Options         Price
                                   ---------      ---------
Outstanding at March 31, 1994       228,749       $   11.49
    Granted                         250,500           21.17
    Exercised                       (23,000)           5.03
    Canceled                         (2,500)          19.99
                                    -------
Outstanding at March 31, 1995       453,749           17.11
    Granted                         105,000           16.22
    Exercised                       (27,500)           4.13
                                    -------
Outstanding at March 31, 1996       531,249           17.61
    Granted                         119,000           14.95
    Exercised                       (51,250)           5.50
    Canceled                        (32,824)          13.79
                                    -------
Outstanding at March 31, 1997       566,175       $   18.37
                                    =======

As of March 31, 1997, there were 419,188 shares available for future grant of stock options under the Option Plan.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, which include the Option Plan and the Stock Purchase Plan (see Note 6). SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income and earnings per share as if the Company had accounted for its stock options and employee stock purchases granted or sold subsequent to April 1, 1995, under the fair value method of the statement. The fair value of these stock options and employee stock purchases was estimated at the grant date using the Black-Scholes option pring model with the following assumptions: a risk-free interest rate of 6.5 percent, a dividend yield of 1.5 percent, a volatility factor of the expected common stock price of .508 and a weighted-average expected life of four years for the stock options and six-months for employee stock purchases. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the estimated life of the respective stock options and employee stock purchases. Following are the pro forma disclosures and the related impact on net earnings and earnings per share (in thousands, except per share information):

                                      Year Ended March 31,
                                  -------------------------
                                       1997         1996
Net Income:
   As Reported                    $   10,111      $   4,366
   Pro Forma                           9,838          4,232
Net Income Per Common Share:
   As Reported                    $     1.00      $    0.42
   Pro Forma                      $     0.98      $    0.41

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, and due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.



(6)  RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

Retirement Plan

The Company sponsors the SkyWest Airlines Employees Retirement Plan (the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contribution was $1,960,000, $1,728,000 and $1,869,000 to the Plan for the years ended March 31, 1997, 1996 and 1995, respectively.

Employee Stock Purchase Plan

On February 7, 1995, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan ("the Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except officers who are highly compensated employees under section 414 (q) of the Internal Revenue Code. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the fiscal year ended March 31, 1997, 51,753 shares had been purchased by employees at prices of $10.94 and $11.79. For the fiscal year ended March 31, 1996, 26,252 shares had been purchased by employees at a price of $10.94 per share. In addition, as of March 31, 1997, $189,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice.

(7)   FLEET RESTRUCTURING AND TRANSITION EXPENSE

During fiscal 1996, the Company's management began implementing a fleet restructuring plan whereby all remaining Fairchild Metroliner III aircraft would be replaced by EMB-120 aircraft. As a result, the Company incurred approximately $2.4 million in fiscal 1996 of charges related to crew training, hiring new flight attendants, and aircraft maintenance charges to meet lease return requirements. The Company's management also accrued $3.8 million in the fourth quarter of fiscal 1996 related to charges to be incurred in fiscal 1997. The charges accrued consist primarily of aircraft maintenance to meet lease return requirements, inventory write downs for Metro III aircraft parts, lease payments and insurance for parking certain Metro III aircraft prior to their lease termination dates and labor charges to ready the Metro III aircraft for return to the lessors. The total expenses of $6.2 million, less approximately $.8 million for crew training, have been determined to be one-time non-recurring charges and have been classified as fleet restructuring and transition expense in the accompanying consolidated financial statements. During fiscal 1997, the Company incurred $3.5 million of restructuring charges and as of March 31, 1997, has a remaining accrual of $.3 million, which is expected to be used in fiscal 1998 in connection with the final disposition of remaining Metroliner aircraft and inventory.


(8)   SEGMENT INFORMATION

Nonairline operating revenues and expenses primarily represent the operations of Scenic and NPT, both wholly-owned subsidiaries of SkyWest, Inc. Scenic provides air tours and general aviation services to the scenic regions of northern Arizona, southern Utah and southern Nevada, commonly referred to as the "Grand Circle". The primary aircraft used to accomplish scenic tours are 19 passenger deHavilland Twin Otter VistaLiners. NPT provides car rental services through a fleet of Avis vehicles located at five airports served by SkyWest.

Information related to this segment of the Company's business is as follows (in thousands):

                                       For the Year Ended March 31,
                                   -----------------------------------
                                     1997           1996         1995
Operating revenues                 $ 38,668       $40,250      $41,607
Operating (loss) income                (676)          144        2,303
Depreciation and amortization         3,585         2,742        2,090
Capital expenditures                  5,476        14,209        5,613

                                             As of March 31,
                                       -------------------------
                                         1997              1996
                                       --------         --------
Identifiable assets                    $ 28,338         $ 28,209



(9)  RELATED-PARTY TRANSACTIONS

The Company and Delta Air Lines, Inc. ("Delta") operate under a joint marketing and code-sharing agreement under which the Company uses the Delta two letter designator code (DL) in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. During fiscal 1996, the Company entered into a code-sharing agreement with Continental Airlines, Inc. ("Continental"). The Company uses the Continental two letter designator code (CO) in displaying schedules on certain flights in the automated airline reservation systems used throughout the industry.

As of March 31, 1997, Delta owned 1,553,899 shares of common stock which represents approximately 15% of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $11,218,000, $9,181,000 and $5,024,000 during the years ended March 31, 1997,
1996 and 1995, respectively.

The Company had net receivables from Delta of $780,000 and $2,761,000 as of March 31, 1997 and 1996, respectively. The Company had net receivables from Continental of $284,000 and $414,000 as of March 31, 1997 and 1996, respectively.