Form 10-K, Exhibit 13
period 1998-05-31
SKYWEST INC
filed 1998-06-26
CIK 793733

                                                                   EXHIBIT 13.1


SUMMARY FINANCIAL AND OPERATING DATA

                                                                 Year Ended March 31,1998
--------------------------------------------------------------------------------------------------------------------
                                             1998            1997            1996            1995            1994
                                          ----------      ----------      ----------      ----------      ----------
Operating revenues (000)                  $  297,098      $  278,110      $  245,520      $  218,075      $  182,908
Operating income (000)                    $   33,958      $   15,417      $    5,710      $   20,341      $   24,680
Net income (000)                          $   21,944      $   10,111      $    4,366      $   13,701      $   14,396

Net income per common share(1):
   Basic                                  $     1.06      $      .50      $      .21      $      .62      $      .73
   Diluted                                $     1.04      $      .50      $      .21      $      .61      $      .72

Weighted average shares (000)(1):
   Basic                                      20,799          20,170          20,568          22,224          19,766
   Diluted                                    21,168          20,248          20,736          22,428          20,126

Total assets (000)                        $  330,406      $  232,898      $  227,550      $  188,182      $  184,017
Current assets (000)                      $  192,801      $   90,295      $   76,462      $   71,642      $   87,088
Current liabilities (000)                 $   49,692      $   45,022      $   43,644      $   25,603      $   20,473
Long-term debt (000)                      $   49,571      $   47,337      $   53,736      $   29,553      $   26,647
Stockholders' equity (000)                $  211,133      $  124,552      $  115,800      $  117,684      $  122,788
Return on average equity                        14.8%            8.3%            3.7%           11.1%           17.4%

SKYWEST AIRLINES, INC. OPERATING DATA
Passengers carried                         2,989,062       2,656,602       2,340,366       2,073,885       1,730,993
Revenue passenger miles (000)                745,386         717,322         617,136         488,901         345,414
Available seat miles (000)                 1,463,975       1,413,170       1,254,334         976,095         727,059
Load factor                                     50.9%           50.8%           49.2%           50.1%           47.5%
Break-even load factor                          45.0%           47.9%           48.4%           45.5%           41.2%
Yield per revenue passenger mile                34.8c           33.3c           33.2c           36.3c           43.9c
Revenue per available seat mile                 18.1c           17.3c           16.9c           18.8c           21.6c
Cost per available seat mile                    16.0c           16.3c           16.6c           17.1c           18.8c
Average passenger trip length                    249             270             264             236             200
Number of aircraft at end of year                 60              60              63              60              55

QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                              Fiscal Year 1998
                                            ----------------------------------------------------
                                             First     Second      Third     Fourth       Year
                                            -------    -------    -------    -------    --------
Operating revenues (000)                    $72,115    $80,302    $73,266    $71,415    $297,098
Operating income (000)                      $ 6,703    $12,248    $ 7,752    $ 7,255    $ 33,958
Net income (000)                            $ 4,345    $ 7,510    $ 5,422    $ 4,667    $ 21,944
Net income per common share (1):
    Basic                                   $   .22    $   .37    $   .27    $   .21    $   1.06
    Diluted                                 $   .22    $   .37    $   .26    $   .21    $   1.04
Stock price data (1):
    High                                    $  8.50    $ 10.32    $ 14.81    $ 21.06    $  21.06
    Low                                     $  6.00    $  7.69    $ 10.13    $ 14.75    $   6.00


                                                              Fiscal Year 1997
                                            ----------------------------------------------------
                                             First     Second      Third     Fourth       Year
                                            -------    -------    -------    -------    --------
Operating revenues (000)                    $70,569    $75,819    $63,651    $68,071    $278,110
Operating income (loss) (000)               $ 7,678    $ 7,999    $(1,736)   $ 1,476    $ 15,417
Net income(loss) (000)                      $ 4,834    $ 4,990    $  (821)   $ 1,108    $ 10,111
Net income (loss) per common share (1):
    Basic                                   $   .24    $   .25    $  (.04)   $   .06    $    .50
    Diluted                                 $   .24    $   .25    $  (.04)   $   .06    $    .50
Stock price data (1):
    High                                    $  9.88    $  9.13    $   7.82   $  7.19    $   9.88
    Low                                     $  6.63    $  7.06    $   6.32   $  6.00    $   6.00

(1) On May 5, 1998, the Company's Board of Directors declared a 100 percent stock dividend (one share for each share outstanding) payable to stockholders of record on May 20, 1998. The dividend was distributed on June 8, 1998. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retro-actively adjusted to reflect this stock dividend.

As of April 30, 1998, there were 1,041 holders of common stock. Cash dividends of $.10 and $.12 per share of outstanding common stock were paid in fiscal years 1998 and 1997, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company, through SkyWest Airlines Inc., operates a regional airline offering scheduled passenger service with approximately 580 daily departures to 46 cities in 12 western states and Canada. Total operating revenues and passengers carried have grown consistently from fiscal 1994 through fiscal 1998, at compound annual growth rates of approximately 13.0 percent and 15.0 percent, respectively. In fiscal 1994, SkyWest generated approximately 727 million available seat miles ("ASMs") with its fleet of twenty-eight 19-seat Metroliners, twenty-three 30-seat Brasilias and four Canadair Regional Jets ("CRJs") at fiscal year end. As a result of the introduction of the 50-seat CRJs beginning in fiscal 1994, the expansion of the Brasilia fleet and the strategic transition out of the Metroliner aircraft as of December 1996, SkyWest generated approximately 1.5 billion ASMs in fiscal 1998 with a fleet of 50 Brasilias and 10 CRJs at fiscal year end. The transition out of the Metroliner aircraft enabled SkyWest to upgrade its aircraft to an all cabin-class fleet of Brasilias and CRJs, which offer increased passenger acceptance and capacity and higher operating efficiencies. The transition resulted in one-time pre-tax fleet restructuring and transition expenses of $6.2 million, or $.19 per share, in fiscal 1996.

In fiscal 1998, the Company generated net income of $21.9 million, compared to $10.1 million in fiscal 1997 and $4.4 million in fiscal 1996. The improvement since fiscal 1996 reflects, among other factors, the addition of United Airlines, Inc. ("United") as a code-sharing partner and the completion of SkyWest's transition to an all cabin-class fleet.

SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") and Continental Airlines, Inc. ("Continental") since 1987 and 1995, respectively. SkyWest recently expanded its code-sharing relationships to include United effective October 1, 1997. SkyWest operates as the Delta Connection in Salt Lake City and Los Angeles, as United Express in Los Angeles and as the Continental Connection in selected California markets. On January 19, 1998, SkyWest executed an addendum to the United Express Agreement, expanding SkyWest's operations to serve as the United Express carrier in San Francisco which began June 1, 1998. On February 9, 1998, SkyWest executed an amendment to the United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets which began April 23, 1998. SkyWest believes that its success in attracting multiple code-sharing relationships is attributable to its delivery of high quality customer service with an all cabin-class fleet.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and United Express contract flying. On flights operated by SkyWest, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On United Express contract routes, United controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from United negotiated minimum payments per flight departure and incentives related to passenger volumes and levels of customer service. As of March 31, 1998, 68 percent of the Company's capacity was generated in the Delta and Continental codes and 32 percent in the United code. As a result of SkyWest's Los Angeles, San Francisco and Pacific Northwest expansion, management expects that the percentages of SkyWest capacity in the United Express contract flying will increase.

The Company has continued to emphasize cost management and better utilization of existing resources. During the period from fiscal 1994 through fiscal 1998, cost per ASM decreased from 18.8 cents to 16.0 cents. This reduction was due primarily to the introduction of the CRJs, which offer lower unit operating costs on longer stage lengths. In addition, the transition to an all-Brasilia turboprop fleet has resulted in fewer flight interruptions and lower maintenance costs. Furthermore, increased employee productivity has enabled the Company to grow with few additional employees, except for flight crews to operate the larger Brasilia and CRJ aircraft.

RESULTS OF OPERATIONS

The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.


                                                                           Fiscal Year Ended March 31,
                                                 ------------------------------------------------------------------------------
                                                            1998                       1997                       1996
                                                 ------------------------------------------------------------------------------
                                                           Percent  Cents             Percent  Cents             Percent  Cents
                                                             of      per                of      per                of      per
                                                  Amount   Revenue   ASM     Amount   Revenue   ASM     Amount   Revenue   ASM
                                                 --------  -------   ----   --------  -------   ----   --------  -------   ----
Salaries, wages and employee
  benefits . . . . . . . . . . . . . . . . .     $ 67,591   25.5%     4.6c  $ 60,759    24.8%    4.3c  $ 56,005   26.5%     4.5c
Aircraft costs . . . . . . . . . . . . . . .       52,357   19.8      3.6     49,822    20.4     3.5     43,009   20.3      3.5
Maintenance  . . . . . . . . . . . . . . . .       20,535    7.8      1.4     20,929     8.6     1.4     20,779    9.8      1.6
Fuel . . . . . . . . . . . . . . . . . . . .       28,510   10.8      2.0     30,713    12.6     2.2     23,084   10.9      1.8
Other  . . . . . . . . . . . . . . . . . . .       62,701   23.7      4.3     66,323    27.0     4.7     56,794   26.9      4.5
Interest . . . . . . . . . . . . . . . . . .        2,066     .8       .1      2,431     1.0      .2      2,160    1.0       .2
Fleet restructuring and transition
  expenses . . . . . . . . . . . . . . . . .           --     --       --         --      --      --      6,247    3.0       .5
                                                 --------   ----     ----   --------   -----    ----   --------   ----     ----
Total airline expenses . . . . . . . . . . .      233,760   88.4     16.0c   230,977    94.4    16.3c   208,078   98.4     16.6c
                                                 --------   ----     ====   --------   -----    ====   --------   ----     ====
Nonairline expenses  . . . . . . . . . . . .       32,319   98.8              34,147   102.0             33,895   99.6
                                                 --------   ----            --------   -----           --------   ----
Total operating expenses and
  interest . . . . . . . . . . . . . . . . .     $266,079   89.6%           $265,124    95.3%          $241,973   98.6%
                                                 ========   ====            ========   =====           ========   ====

FISCAL 1998 COMPARED TO FISCAL 1997

During fiscal 1998, the Company enplaned a record number of passengers, reported record consolidated net income and experienced continued growth in revenue passenger miles ("RPMs") and ASMs. In fiscal 1998, consolidated net income increased 117.0 percent to $21.9 million, or $1.04 per diluted share, after retroactively giving effect to a 100 percent stock dividend (one share for each share outstanding) declared May 5, 1998, compared to $10.1 million, or $.50 per diluted share in fiscal 1997. Consolidated operating revenues increased to a record $297.1 million in fiscal 1998 compared to $278.1 in fiscal 1997.

Passenger revenues, which represented 87.3 percent of total operating revenues, increased 8.4 percent to $259.3 million in fiscal 1998 compared to $239.2 million or 86.0 percent of total operating revenues in fiscal 1997. The increase is due to a 4.5 percent increase in yield per RPM and a 3.9 percent increase in RPMs. SkyWest entered into a new code-sharing relationship with United and began operating as United Express in Los Angeles beginning October 1, 1997. This operation has resulted in both increased RPMs and increased yield per RPM. The
4.5 percent increase in yield per RPM also resulted from an increase in the Company's portion of prorated fares with Delta in certain markets. SkyWest has also acquired a new state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. The combination of these factors resulted in an increase in revenue per ASM to 18.1 cents in fiscal 1998 compared to 17.3 cents in fiscal 1997.

Management has continued its efforts to reduce airline operating costs per ASM and as a percentage of airline operating revenues. Total airline operating expenses and interest were 88.4 percent of total airline operating revenues in fiscal 1998 compared to 94.4 percent in fiscal 1997. This percentage decrease is due to an 8.1 percent increase in total airline operating revenues and only a
1.2 percent increase in total airline operating expenses. This improvement is primarily the result of the increase in revenues from the new United contract flying as well as the Company not incurring expenses such as traffic commissions and certain traffic handling expenses related to contract flying. Airline operating costs per ASM decreased to 16.0 cents in fiscal 1998 from 16.3 cents in fiscal 1997.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 25.5 percent in fiscal 1998 from 24.8 percent in fiscal 1997. The increase is primarily the result of incentive payments to employees, which are based on the Company's profitability. The average number of employees was 1,915 for fiscal 1998 compared to 1,852 for fiscal 1997. The increase is due to the addition of crewmembers required for the Company's expansion. Salaries, wages and employee benefits per ASM increased to 4.6 cents in fiscal 1998 from
4.3 cents in fiscal 1997.

Aircraft costs, including aircraft rent and depreciation, decreased slightly as a percentage of airline operating revenues to 19.8 percent in fiscal 1998 from
20.4 percent in fiscal 1997. The decrease is due to airline operating revenues increasing at a faster rate than aircraft costs. Aircraft costs per ASM were
3.6 cents in fiscal 1998 compared to 3.5 cents in fiscal 1997.

Maintenance expense decreased slightly as a percentage of airline operating revenues to 7.8 percent in fiscal 1998 from 8.6 percent in fiscal 1997. The decrease is due to airline operating revenues increasing while maintenance expenses decreased, in fiscal 1998, due to the utilization of newer Brasilia aircraft. Maintenance cost per ASM was 1.4 cents in fiscal 1998 and 1997.

Fuel costs decreased as a percentage of airline operating revenues to 10.8 percent in fiscal 1998 from 12.6 percent in fiscal 1997. The decrease is due to airline operating revenues increasing 8.1 percent while fuel costs decreased 7.2 percent in fiscal 1998 compared to fiscal 1997. The decrease in fuel costs was due to a reduction in the average fuel price per gallon from 95 cents in fiscal 1997 to 81 cents in fiscal 1998. As a result, fuel costs per ASM decreased to
2.0 cents in fiscal 1998 from 2.2 cents in fiscal 1997.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 23.7 percent in fiscal 1998 compared to 27.0 percent in fiscal 1997. The decrease is primarily the result of the Company not incurring commissions on United contract related passenger revenues. Due to the decrease in other expenses, cost per ASM decreased to 4.3 cents in fiscal 1998 from 4.7 cents in fiscal 1997.

Nonairline revenues decreased 2.3 percent to $32.7 million in fiscal 1998 compared to $33.5 million in fiscal 1997. Nonairline revenues decreased due to weather related flight cancellations and as a result of lowering average fares in order to increase market share in the Scenic Airlines operations. Nonairline expenses decreased 7.9 percent to $31.4 million in fiscal 1998 compared to $34.1 million in fiscal 1997. The decrease was primarily due to the implementation of cost control measures and the restructuring of the financing of flight equipment and facilities.

FISCAL 1997 COMPARED TO FISCAL 1996

Consolidated operating revenues increased 13.3 percent to $278.1 million in fiscal 1997 compared to $245.5 million in fiscal 1996. The Company also experienced continued growth in passenger enplanements, RPMs and ASMs during fiscal 1997 compared to fiscal 1996. Consolidated net income increased to $10.1 million, or $.50 per diluted share in fiscal 1997 compared to $4.4 million, or $.21 per diluted share, in fiscal 1996. The fiscal 1996 results included a pretax fleet restructuring expense of $6.2 million, or $.19 per diluted share, resulting from a fleet rationalization plan that required a restructuring of the Company's turboprop fleet.

Passenger revenues, which represented 86.0 percent of total operating revenues, increased 16.7 percent to $239.2 million in fiscal 1997 from $205.0 million in fiscal 1996. The increase was primarily due to a 16.2 percent increase in RPMs, while yield per RPM remained relatively constant at 33.3 cents in fiscal 1997 compared to 33.2 cents in fiscal 1996. The increase in RPMs was due to a 20.3 percent increase in ASMs generated by Canadair Regional Jets, which were used to provide service to destinations such as San Francisco, California, Pasco, Washington and Colorado Springs, Colorado. Additionally, the Company acquired 15 new Brasilia aircraft to replace the 18 remaining Metroliner aircraft as their leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 12.7 percent increase in ASMs. The growth in RPMs exceeded the growth in ASMs and resulted in a passenger load factor of 50.8 percent in fiscal 1997 compared to 49.2 percent in fiscal 1996.

As a result of the increased passenger load factor and a .3 percent increase in yield per RPM, revenue per ASM increased 2.4 percent to 17.3 cents in fiscal 1997 from 16.9 cents in fiscal 1996.

Total airline operating expenses and interest were 94.4 percent of total airline operating revenues in fiscal 1997 compared to 98.4 percent in fiscal 1996. Exclusive of the one-time charge related to the fleet restructuring and transition from Metro to Brasilia aircraft recorded in fiscal 1996, total operating expenses and interest, as a percentage of total airline operating revenues, decreased to 94.4 percent from 95.4 percent in fiscal 1996. This percentage decrease was due to a 16.7 percent growth rate in passenger revenues compared to a 14.4 percent increase in operating expenses and interest. The 14.4 percent increase in operating expenses and interest was exclusive of the one-time fleet restructuring and transition expense recorded in fiscal 1996. Airline operating costs per ASM decreased to 16.3 cents in fiscal 1997 from 16.6 cents in fiscal 1996. Exclusive of the one-time fleet restructuring and transition expense, airline operating costs per ASM would have been 16.1 cents for fiscal 1996. The slight increase in cost per ASM in fiscal 1997 was primarily due to increased fuel costs.

Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 24.8 percent in fiscal 1997 from 26.5 percent in fiscal 1996. The decrease was primarily due to airline operating revenues increasing at a faster rate than employee related expenses. The average number of employees was 1,852 for 1997 compared to 1,753 for fiscal 1996. The increase was primarily due to the addition of flight attendants to crew new Brasilia aircraft. Salaries, wages and employee benefits per ASM decreased to 4.3 cents in fiscal 1997 from 4.5 cents in fiscal 1996.

Aircraft costs, including aircraft rent and depreciation, increased slightly as a percentage of airline operating revenues to 20.4 percent in fiscal 1997 from
20.3 percent in fiscal 1996, as a result of the fleet transition to Brasilia aircraft. Aircraft costs per ASM were 3.5 cents in fiscal 1997 and 1996.

Maintenance expense decreased slightly as a percentage of airline operating revenues to 8.6 percent in fiscal 1997 from 9.8 percent in fiscal 1996. Maintenance cost per ASM decreased to 1.4 cents in fiscal 1997 from 1.6 cents in fiscal 1996 due to the efficiency of additional new Brasilia aircraft.

Fuel costs increased as a percentage of airline operating revenues to 12.6 percent in fiscal 1997 compared to 10.9 percent in fiscal 1996. The increase was primarily due to an 18.8 percent increase in the average fuel price per gallon to $.95 in fiscal 1997 from $.80 in fiscal 1996. As a result, fuel costs per ASM increased to 2.2 cents in fiscal 1997 from 1.8 cents in fiscal 1996.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 27.0 percent in fiscal 1997 compared to 26.9 percent in fiscal 1996. The increase was due primarily to rate increases in customer reservation systems booking fees. In addition, the Company has experienced rate increases in landing fees and general passenger handling charges. Interest expense as a percentage of airline operating revenues was 1.0 percent in fiscal 1997 and 1996. This percentage was the same since no new debt financings were entered into during fiscal 1997.

Nonairline revenues decreased 1.7 percent to $33.5 million in fiscal 1997 compared to $34.0 million in fiscal 1996. The decrease is due to decreased passenger enplanements in fiscal 1997. Nonairline expenses increased 0.8 percent to $34.1 million for fiscal 1997 compared to $33.9 million for fiscal 1996. The slight increase was primarily due to increased fuel costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $143.1 million and a current ratio of 3.9:1 at March 31, 1998 compared to working capital of $45.3 million and a current ratio of 2.0:1 at March 31, 1997. The principal sources of funds during fiscal 1998 were $48.4 million generated from operations, $65.7 million from the sale of common stock, $11.5 million from the issuance of long-term debt, $11.2 million of proceeds from the sale of property and equipment, $3.3 million of proceeds from the sale of available-for-sale securities and $1.1 million of tax benefit from exercise of common stock options. During fiscal 1998 the Company invested $22.8 million in flight equipment and $7.0 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $7.4 million and paid $2.0 million in cash dividends. These factors resulted in a $102.0 million increase in cash and cash equivalents during fiscal 1998.

The Company's position in available-for-sale securities, consisting primarily of bonds and commercial paper, decreased to $14.6 million at March 31, 1998 compared to $18.0 million at March 31, 1997.

During fiscal 1998, the Company entered into an agreement to purchase 20 new Brasilia aircraft related spare parts inventory and support equipment. Two of these aircraft were delivered prior to March 31, 1998. At March 31, 1998 the Company had agreed to purchase 18 Brasilia aircraft and related spare parts and support equipment at an aggregate cost of approximately $144.0 million, including estimated cost escalations. The Company also has options to acquire 40 additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules) exercisable through fiscal 2000 and options to acquire an additional ten CRJs, exercisable at any time. In connection with SkyWest's expansion in Los Angeles, San Francisco and the Pacific Northwest, SkyWest expects to acquire an additional 14 used Brasilias for a total of 34 new and used aircraft. The Company also anticipates that SkyWest will incur costs of approximately $24.0 million associated with the acquisition of additional ground and maintenance facilities, support equipment and spare parts inventory related to its expansion.

The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 1998, the Company leased 44 SkyWest aircraft and 8 Scenic Airlines aircraft under leases with remaining terms of up to 14.0 years. Future minimum lease payments due under all long-term operating leases were approximately $441.5 million at March 31, 1998.

At March 31, 1998, the Company had outstanding long-term debt, including current maturities, of approximately $57.8 million. The interest rates on $7.1 million of the $57.8 million of long-term debt are floating based on one month and three month LIBOR. Long-term debt of $47.4 million was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduced the stated interest rates on the $47.4 million of long-term debt to an average effective rate of approximately 4.0 percent as of March 31, 1998. The debt is payable in either monthly, quarterly or semi-annual installments through January 2, 2006. These subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur.

The Company expended approximately $11.3 million for non-aircraft capital expenditures during the year ended March 31, 1998, consisting primarily of aircraft engine overhauls, aircraft modifications to be made pursuant to industry-wide FAA directives, buildings and ground equipment, and rental vehicles.

The Company has available $5.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was
8.25 percent at March 31, 1998. The Company believes that in the absence of unusual circumstances the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditure, lease payment and debt service requirements for at least the next 12 months.

YEAR 2000 COMPLIANCE

The Company is currently modifying computer systems and application programs for year 2000 compliance, with project completion scheduled for March 31, 1999. The Company believes that the cost to modify its systems or applications will not have a material effect on its financial position or results of operations. Any expenditures will be funded through operating cash flows while any costs for new software will be capitalized and amortized over the software's useful life. Although the Company is working cooperatively with third parties with systems upon which the Company must rely, the Company can not give any assurances that the systems of other parties will be year 2000 compliant on a timely basis. Systems operated by others which the Company would use and/or rely on would include: Federal Aviation Administration Air Traffic Control, computer reservation systems for travel agent sales as well as Delta and United reservation, passenger check-in and ticketing systems. The Company's business, financial condition and/or results of operations could be materially adversely affected by the failure of its system and applications or those operated by others.

SEASONALITY

As is common in the airline industry, the Company's operations are favorably affected by increased travel, historically occurring in the summer months and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. However, the Company does expect some mitigation of the historical seasonal trends due to an increase in the portion of its operations in contract flying with United. Scenic's business is also seasonal in nature. A large percentage of Scenic's passengers are tourists visiting the Las Vegas and Grand Canyon areas during the summer months.

                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


ASSETS                                                            March 31,
                                                          -------------------------
                                                            1998            1997
                                                          ---------       ---------
CURRENT ASSETS:
   Cash and cash equivalents                              $ 139,772       $  37,786
   Available-for-sale securities                             14,627          17,970
   Receivables, less allowance for doubtful accounts
     of $124 in 1998 and $104 in 1997                        10,699          10,851
   Inventories                                               11,200           9,987
   Prepaid aircraft rents                                    12,145           8,612
   Other current assets                                       4,358           5,089
                                                          ---------       ---------
       Total current assets                                 192,801          90,295
                                                          ---------       ---------

PROPERTY AND EQUIPMENT, at cost:
   Aircraft and rotable spares                              185,712         171,239
   Buildings and ground equipment                            42,663          43,508
   Rental vehicles                                            3,148           3,291
                                                          ---------       ---------
                                                            231,523         218,038

 Less - accumulated depreciation and amortization           (98,053)        (80,295)
                                                          ---------       ---------
                                                            133,470         137,743

OTHER ASSETS                                                  4,135           4,860
                                                          ---------       ---------
                                                          $ 330,406       $ 232,898
                                                          =========       =========


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          March 31,
                                                                  -------------------------
                                                                    1998            1997
                                                                  ---------       ---------
CURRENT LIABILITIES:
   Current maturities of long-term debt                           $   8,238       $   6,399
   Trade accounts payable                                            31,202          29,213
   Accrued salaries, wages and benefits                               7,317           6,095
   Taxes other than income taxes                                      1,698           1,537
   Air traffic liability                                              1,237           1,488
   Fleet restructuring accrual                                           --             290
                                                                  ---------       ---------

      Total current liabilities                                      49,692          45,022
                                                                  ---------       ---------

LONG-TERM DEBT, less current maturities                              49,571          47,337
                                                                  ---------       ---------

DEFERRED INCOME TAXES PAYABLE                                        20,010          15,987
                                                                  ---------       ---------


COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

STOCKHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized; none issued             --              --
   Common stock, no par value; 40,000,000 shares authorized;
     26,959,110 and 23,249,622 shares issued, respectively          155,917          89,146
   Retained earnings                                                 75,501          55,691
   Treasury stock, at cost, 2,949,200 shares                        (20,285)        (20,285)
                                                                  ---------       ---------
       Total stockholders' equity                                   211,133         124,552
                                                                  ---------       ---------
                                                                  $ 330,406       $ 232,898
                                                                  =========       =========

                        CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                      For the year ended March 31,
                                                           --------------------------------------------------
                                                               1998               1997               1996
                                                           ------------       ------------       ------------
Operating revenues:
   Passenger                                               $    259,314       $    239,222       $    205,034
   Freight                                                        3,810              4,174              4,291
   Public service and other                                       1,278              1,243              2,159
   Nonairline                                                    32,696             33,471             34,036
                                                           ------------       ------------       ------------

       Total operating revenues                                 297,098            278,110            245,520
                                                           ------------       ------------       ------------

Operating expenses:
   Flying operations                                            103,636            101,689             85,117
   Aircraft, traffic and passenger service                       38,957             37,044             32,522
   Maintenance                                                   29,299             29,149             28,713
   Promotion and sales                                           25,505             29,606             25,965
   Depreciation and amortization                                 19,305             18,481             15,392
   General and administrative                                    14,992             12,577             11,962
   Fleet restructuring and transition                                --                 --              6,247
   Nonairline                                                    31,446             34,147             33,892
                                                           ------------       ------------       ------------

       Total operating expenses                                 263,140            262,693            239,810
                                                           ------------       ------------       ------------

Operating income                                                 33,958             15,417              5,710
                                                           ------------       ------------       ------------

Other income (expense):
   Interest expense                                              (2,939)            (2,431)            (2,163)
   Interest income                                                4,283              2,481              2,707
   Gain on sales of property and equipment                          374              1,113                556
                                                           ------------       ------------       ------------

       Total other income                                         1,718              1,163              1,100
                                                           ------------       ------------       ------------

Income before provision for income taxes                         35,676             16,580              6,810
Provision for income taxes                                       13,732              6,469              2,444
                                                           ------------       ------------       ------------

Net income                                                 $     21,944       $     10,111       $      4,366
                                                           ============       ============       ============

Net income per common share:
    Basic                                                  $       1.06       $        .50       $        .21
    Diluted                                                $       1.04       $        .50       $        .21
                                                           ============       ============       ============

Weighted average number of common shares outstanding:
    Basic                                                    20,799,000         20,170,000         20,568,000
    Diluted                                                  21,168,000         20,248,000         20,736,000
                                                           ============       ============       ============

  The accompanying notes are an integral part of these consolidated statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                  Common Stock            Treasury Stock          Retained
                                              Shares       Amount       Shares        Amount      Earnings
                                            ----------    --------    ----------     --------     --------
Balance at March 31, 1995                   22,936,112    $ 87,658    (2,300,000)    $(16,091)    $ 46,117
   Net income                                       --          --            --           --        4,366
   Exercise of common stock options
       (at prices ranging from $1.92 to
       $2.75 per share)                         55,000         114            --           --           --
   Sale of common stock under
       employee stock purchase plan             52,504         287            --           --           --
   Tax benefit from exercise of common
       stock options                                --          41            --           --           --
   Compensation expense related to grant
       of stock options                             --          83            --           --           --
   Purchase of treasury stock                       --          --      (649,200)      (4,194)          --
   Cash dividends ($.13 per share)                  --          --            --           --       (2,581)
                                            ----------    --------    ----------     --------     --------

Balance at March 31, 1996                   23,043,616      88,183    (2,949,200)     (20,285)      47,902
   Net income                                       --          --            --           --       10,111
   Exercise of common stock options
       (at a price of $2.75 per share)         102,500         282            --           --           --
   Sale of common stock under
       employee stock purchase plan            103,506         588            --           --           --
   Tax benefit from exercise of common
       stock options                                --          93            --           --           --
   Cash dividends ($.12 per share)                  --          --            --           --       (2,322)
                                            ----------    --------    ----------     --------     --------

Balance at March 31, 1997                   23,249,622      89,146    (2,949,200)     (20,285)      55,691
   Net income                                       --          --            --           --       21,944
   Exercise of common stock options
       (at prices ranging from $6.32 to
         $16.63 per share)                     383,420       3,465            --           --           --
   Sale of common stock under
       employee stock purchase plan            106,068         663            --           --           --
   Sale of common stock, net of offering
     Costs of $3,648                         3,220,000      61,557            --           --           --
   Tax benefit from exercise of common
       stock options                                --       1,086            --           --           --
   Cash dividends ($.10 per share)                  --          --            --           --       (2,134)
                                            ----------    --------    ----------     --------     --------

Balance at March 31, 1998                   26,959,110    $155,917    (2,949,200)    $(20,285)    $ 75,501
                                            ==========    ========    ==========     ========     ========








  The accompanying notes are an integral part of these consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                     For the year ended March 31,
                                                                    1998          1997         1996
                                                                  ---------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $  21,944     $ 10,111     $  4,366
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                      19,305       18,481       15,392
  Nonairline depreciation and amortization                            4,848        3,585        2,742
  Maintenance expense related to disposition of rotable spares          322          286          173
  Gain on sales of property and equipment                              (374)      (1,113)        (556)
  Increase (decrease) in allowance for doubtful accounts                 20         (117)           6
  Increase in deferred income taxes                                   4,023        1,617        1,336
  Amortization of deferred credits                                       --       (1,614)      (1,497)
  Compensation expense related to grant of stock options                 --           --           83
   Changes in operating assets and liabilities:
     Decrease (increase) in receivables                                 132        2,159       (5,895)
     Increase in inventories, net of dispositions                    (1,749)      (1,064)      (1,744)
     Increase in other current assets                                (2,802)      (2,681)      (2,286)
     Increase in trade accounts payable                               1,896        4,965        9,951
     (Decrease) increase in fleet restructuring accrual                (290)      (3,498)       3,788
     Increase in other current liabilities                            1,132          854        1,005
                                                                  ---------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            48,407       31,971       26,864
                                                                  ---------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of available-for-sale securities                 3,343        1,127        2,212
  Acquisition of property and equipment:
      Aircraft and rotable spares                                   (22,812)     (11,979)     (48,508)
      Deposits on aircraft and rotable spares                            --           --       (3,053)
      Buildings and ground equipment                                 (4,572)      (4,886)     (10,281)
      Rental vehicles                                                (2,392)      (2,850)      (2,842)
  Proceeds from sales of property and equipment                      11,238        2,945        4,114
  Decrease in deposits on aircraft and rotable spares                    --        3,603        8,715
  (Increase) decrease in other assets                                   (29)         413         (447)
                                                                  ---------     --------     --------
NET CASH USED IN INVESTING ACTIVITIES                               (15,224)     (11,627)     (50,090)
                                                                  ---------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock                         65,685          870          401
  Purchase of treasury stock                                             --           --       (4,194)
  Tax benefit from exercise of common stock options                   1,086           93           41
  Payment of cash dividends                                          (2,041)      (1,814)      (2,581)
  Reduction of long-term debt                                        (7,427)      (6,236)      (4,329)
  Proceeds from issuance of long-term debt                           11,500           --       31,001
                                                                  ---------     --------     --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  68,803       (7,087)      20,339
                                                                  ---------     --------     --------

Increase (decrease) in cash and cash equivalents                    101,986       13,257       (2,887)
Cash and cash equivalents at beginning of year                       37,786       24,529       27,416
                                                                  ---------     --------     --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $ 139,772     $ 37,786     $ 24,529
                                                                  =========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
       Interest                                                   $   3,012     $  2,399     $  2,060
       Income taxes                                                   8,221        3,950        3,090


  The accompanying notes are an integral part of these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


CONSOLIDATION -

The accompanying consolidated financial statements include the accounts of SkyWest, Inc. (a Utah corporation) and its wholly owned subsidiaries, SkyWest Airlines, Inc. ("SkyWest"), Scenic Airlines, Inc. ("Scenic") and National Parks Transportation, Inc. ("NPT"), collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

INCOME TAXES -

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of March 31, 1998 and 1997, the Company had recorded current deferred tax assets of $2,065,000 and $2,046,000, respectively (which are included in other current assets), and deferred tax liabilities of $20,010,000 and $15,987,000, respectively.

DEFERRED CREDITS -

In order to assist the Company in integrating new aircraft into its fleet, certain manufacturers provided the Company with cash or credits for spare parts. With respect to purchased aircraft, these amounts reduced the capitalized cost of the aircraft. With respect to leased aircraft (operating leases), the Company had deferred these amounts and amortized them over the terms of the related aircraft leases as a reduction of rent expense. Amounts amortized during the years ended March 31, 1997 and 1996 were $1,614,000 and $1,497,000, respectively. As of March 31, 1997, the Company had no remaining deferred credits to amortize.

NET INCOME PER COMMON SHARE -

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. Net income per common share amounts and share data have been restated for all periods presented to reflect Basic and Diluted EPS and the subsequent stock dividend described in Note 5.

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share amounts):

Year ended March 31,                           1998           1997        1996
------------------------------------------------------------------------------
Numerator:
   Net Income                                  $21,944     $10,111     $ 4,366
                                               =======     =======     =======

Denominator:
   Weighted Average Common Shares Outstanding   20,799      20,170      20,568
   Effect of Options                               369          78         168
                                               -------     -------     -------
                                                21,168      20,148      20,736
                                               =======     =======     =======

Basic EPS                                      $  1.06     $   .50     $   .21
Diluted EPS                                    $  1.04     $   .50     $   .21
                                               =======     =======     =======

FAIR VALUE OF FINANCIAL INSTRUMENTS -

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $56,262,000 as of March 31, 1998, as compared to the carrying amount of $57,809,000.

RECENT ACCOUNTING PRONOUNCEMENTS -

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130") and No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components and SFAS 131 establishes new standards for public companies to report information about their operating segments, products and services, geographic areas and major customers. Both statements are effective for financial statements issued for periods beginning after December 15, 1997. Accordingly, the Company will adopt SFAS 130 and SFAS 131 in its fiscal 1999 consolidated financial statements. Management believes the adoption of SFAS 130 and 131 will not have a material impact on the consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the fiscal 1997 and 1996 consolidated financial statements in order to conform to the current fiscal year presentations.

(2)  LONG-TERM DEBT

Long-term debt consists of the following:

                                                                      As of March 31,
                                                                 -------------------------
                                                                  1998              1997
                                                                 -------           -------
                                                                       (in thousands)
Note payable to bank, due in monthly installments
    of $223,094 including interest at 7.4% through
    September 2002, secured by aircraft                          $10,400           $    --
Note payable to bank, due in monthly installments
    of $90,394 including interest at 6.95% through
    December 2005, secured by aircraft                             6,485             7,096
Note payable to bank, due in monthly installments
    of $88,737 including interest at 6.7% through
    January 2006, secured by aircraft                              6,476             7,085
Note payable to bank, due in monthly installments
    of $91,290 including interest at 7.37% through
    October 2005, secured by aircraft                              6,350             6,953
Note payable to bank, due in monthly installments
    of $64,319 plus interest at 6.36% through
    November 2000.  Balloon payment of $3,937,000
    due December 2000, secured by aircraft                         6,046             6,818
Note payable to bank, due in quarterly installments of
    $177,906 plus interest at 8.58% through March 2005,
    secured by aircraft                                            4,981             5,693

Note payable to bank, due in monthly installments of
    $77,265 including interest at 7.33% through June 2003,
    secured by aircraft                                            4,031             4,638
Note payable to bank, due in quarterly installments of
    $167,246 plus interest based on three month LIBOR
    (7.39% at March 31, 1998) through September 2003,
    secured by aircraft                                            3,679             4,348
Note payable to bank, due in monthly installments of
    $54,702 plus interest based on one month LIBOR
    (7.44% at March 31, 1998) through June 2003,
    secured by aircraft                                            3,446             4,103
Note payable to financing company, due in quarterly
    installments of $155,000 plus interest at
    7.64% through July 2003, secured by aircraft                   3,483             4,030
Note payable to bank, due in semi-annual installments
    of $270,186 plus interest at 8.5% through May 2002,
    secured by aircraft                                            2,432             2,972

                                                                  57,809            53,736
Less - current maturities                                         (8,238)           (6,399)
                                                                 -------           -------
                                                                 $49,571           $47,337
                                                                 =======           =======


The aggregate amounts of principal maturities of long-term debt as of March 31, 1998, are as follows (in thousands):

       Year ending March 31,
       ---------------------
            1999                                                 $ 8,238
            2000                                                   8,627
            2001                                                   9,048
            2002                                                   9,502
            2003                                                   8,562
            Thereafter                                            13,832
                                                                 -------
                                                                 $57,809

The Company's long-term debt, excluding $10,400,000, was incurred in connection with the acquisition of Brasilia aircraft and is supported by subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.0 percent at March 31, 1998. These subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur.

As of March 31, 1998, the Company had available $5,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.25 percent at March 31, 1998.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, sale or lease of assets and ratio of long-term debt to tangible net worth. As of March 31, 1998, the Company was in compliance with all the debt covenants.

(3)  INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                             Year ended March 31,
                                       ----------------------------------
                                        1998         1997          1996
                                       -------      -------       -------
Current tax provision:
   Federal                             $ 7,587      $ 3,315       $ 2,656
    State                                2,141          355           204
                                         9,728        3,670         2,860
Deferred tax provision (benefit):
   Federal                               3,363        2,344          (348)
   State                                   641          455           (68)
                                         4,004        2,799          (416)
                                       -------      -------       -------
Provision for income taxes             $13,732      $ 6,469       $ 2,444
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


                                                              Year ended March 31,
                                                          -----------------------------
                                                           1998        1997       1996
                                                          -------     ------     ------
   Computed "expected" provision
      for income taxes at the statutory rates             $12,387     $5,703     $2,315
   Increase (decrease) in income taxes resulting from:
   State income taxes, net of Federal income tax benefit    1,391        711        292
   Other, net                                                 (46)        55       (163)
                                                          -------     ------     ------
   Provision for income taxes                             $13,732     $6,469     $2,444
                                                          =======     ======     ======

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

                                                   As of March 31,
                                             ------------------------
Deferred tax assets:                           1998            1997
                                             --------        --------
Accrued benefits                             $  1,038        $    979
    Engine overhaul accrual                     2,216           1,909
    AMT credit carryforward                       216           3,939
    Accrued expense reserves and other          1,465           1,256
                                             --------        --------
Total deferred tax assets                       4,935           8,083
                                             --------        --------

Deferred tax liabilities:
    Accelerated depreciation                  (22,285)        (21,047)
    Other                                        (595)           (977)
                                             --------        --------
Total deferred tax liabilities                (22,880)        (22,024)
                                             --------        --------

Net deferred tax liability                   $(17,945)       $(13,941)
                                             ========        ========

(4)  COMMITMENTS AND CONTINGENT LIABILITIES

Lease Obligations

The Company leases 44 SkyWest aircraft and 8 Scenic aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 1998 (in thousands):

            Year ending March 31,
            ---------------------
            1999                                          $ 40,939
            2000                                            39,658
            2001                                            38,938
            2002                                            38,279
            2003                                            36,426
            Thereafter                                     247,220
                                                          --------
                                                          $441,460
                                                          ========


Total rental expense for noncancelable operating leases was approximately $35,188,000, $35,058,000, and $31,369,000 for the years ended March 31, 1998,
1997 and 1996, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $6,505,000, $6,259,000, and $4,460,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

PURCHASE COMMITMENTS AND OPTIONS

During fiscal 1998, the Company entered into an agreement to purchase 20 new Brasilia aircraft, related spare parts inventory and support equipment. Two of these aircraft were delivered prior to March 31, 1998. At March 31, 1998, the Company had agreed to purchase 18 Brasilia aircraft and related spare parts and support equipment at an aggregate cost of approximately $144.0 million, including estimated cost escalations. The Company also has options to acquire 40 additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules) exercisable through fiscal 2000 and options to acquire an additional ten Canadair Regional Jets, exercisable at any time.

LEGAL MATTERS

The Company is the subject of certain legal actions, which it considers routine to its business activities. As of March 31, 1998, management believes that any potential liability to the Company under such actions will not materially effect the accompanying consolidated financial statements.

STANDBY LETTERS OF CREDIT

As of March 31, 1998, the Company has outstanding letters of credit totaling approximately $2,265,000 related to requirements of certain airports, port authorities and workers compensation agreements.

CASH AND CASH EQUIVALENTS

As of March 31, 1998, the Company has demand deposits and money market accounts totaling $360,000 with Wells Fargo Bank, $432,000 with Bank of America, $631,000 with Edward D. Jones, $2,357,000 with Citibank and $53,151,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

(5)  CAPITAL TRANSACTIONS


PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of preferred stock from time to time in one or more series without stockholder approval. No shares of preferred stock are presently outstanding. The Board of Directors is authorized, without any further action by the stockholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

STOCK OFFERING

On February 20, 1998, the Company completed a public offering of 1,610,000 shares of common stock which generated net proceeds of $61,557,000 after deducting underwriting commissions and other expenses.

SUBSEQUENT STOCK DIVIDEND

On May 5, 1998, the Company's Board of Directors declared a 100 percent stock dividend (one share for each share outstanding) payable to stockholders of record on May 20, 1998. The dividend was distributed on June 8, 1998. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock dividend.

SUBSEQUENT CASH DIVIDEND

On May 5, 1998, the Company's Board of Directors declared a regular quarterly cash dividend of $.03 per share payable to stockholders of record on June 30, 1998, distributable July 15, 1998.

STOCK OPTIONS

The Company's Board of Directors and Stockholders have approved the SkyWest, Inc. Amended and Combined Incentive and Non-statutory Stock Option Plan ("the Option Plan"). The Option Plan provides for the issuance of a maximum of 3,000,000 shares of common stock to officers, directors and other key employees. The Option Plan is administered by the Board of Directors who designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100 percent of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Board of Directors.

Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 1996, 1997 and 1998.

                                                                         Average
                                                           Number of     Weighted
                                                            Options        Price
                                                           ---------     --------
Outstanding at March 31, 1995                                907,498       $8.56
    Granted                                                  210,000        8.11
    Exercised                                                (55,000)       2.07
                                                           ---------        ----
Outstanding at March 31, 1996                              1,062,498        8.81
    Granted                                                  238,000        7.48
    Exercised                                               (102,500)       2.75
    Canceled                                                 (65,648)       6.90
                                                           ---------       -----
Outstanding at March 31, 1997                              1,132,350        9.19

    Granted                                                  346,000        6.65
    Exercised                                               (383,420)       9.04
    Canceled                                                (104,214)       9.33
                                                           ---------       -----
Outstanding at March 31, 1998                                990,716       $8.34
                                                           =========       =====

As of March 31, 1998, there were 596,590 shares available for future grant of stock options under the Option Plan.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, which include the Option Plan and the Stock Purchase Plan (see Note 6). SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income and net income per share as if the Company had accounted for its stock options and employee stock purchases granted or sold subsequent to April 1, 1996, under the fair value method of the statement. The fair value of these stock options and employee stock purchases was estimated at the grant date using the Black-Scholes option pring model with the following assumptions used for grants in fiscal 1998, 1997 and 1996: a risk-free interest rate of 5.6 percent for fiscal 1998 and 6.5 percent for fiscal 1997 and 1996, a dividend yield of .5 percent for fiscal 1998 and 1.5 percent for fiscal 1997 and 1996, a volatility factor of the expected common stock price of .390 for fiscal 1998 and
 .508 for fiscal 1997 and 1996 and a weighted average expected life of four years for the stock options and six months for employee stock purchases for all the years presented. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the estimated life of the respective stock options and employee stock purchases. Following are the pro forma disclosures and the related impact on net income and net income per share (in thousands, except per share information):

                                                     Year Ended March 31,
                                                 ----------------------------
                                                  1998      1997        1996
                                                 -------   -------     ------
    Net Income:
      As Reported                                $21,944   $10,111     $4,366
      Pro Forma                                   21,213     9,838      4,232
    Net Income Per Common Share:
      Diluted as reported                        $  1.04   $   .50     $  .21
       Diluted pro forma                         $  1.00   $   .49     $  .20

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1996, and due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

(6)  RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

RETIREMENT PLAN

The Company sponsors the SkyWest Airlines Employee's Retirement Plan (the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100 percent of such contributions up to 2 percent, 4 percent or 6 percent of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contribution was $2,729,000, $1,960,000 and $1,728,000 to the Plan for the years ended March 31,
1998, 1997 and 1996, respectively.

EMPLOYEE STOCK PURCHASE PLAN

On February 7, 1996, the Company's Board of Directors approved the SkyWest, Inc. 1996 Employee Stock Purchase Plan ("the Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except officers who are highly compensated employees under section 414 (q) of the Internal Revenue Code. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the fiscal year ended March 31, 1998, 106,068 shares had been purchased by employees at prices of $5.90 and $6.64. For the fiscal year ended March 31, 1997, 103,506 shares had been purchased by employees at prices of $5.47 and $5.90. For the fiscal year ended March 31, 1996, 52,504 shares had been purchased by employees at a price of $5.47 per share. In addition, as of March 31, 1998, $244,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice.

(7) SEGMENT INFORMATION

Nonairline operating revenues and expenses primarily represent the operations of Scenic and NPT, both wholly-owned subsidiaries of SkyWest, Inc. Scenic provides air tours and general aviation services to the scenic regions of Northern Arizona, Southern Utah and Southern Nevada, commonly referred to as the "Grand Circle". The primary aircraft used to accomplish scenic tours are 19 passenger deHavilland Twin Otter VistaLiners. NPT provides car rental services through a fleet of Avis vehicles located at six airports.

Information related to this segment of the Company's business is as follows (in thousands):

                                             For the Year Ended March 31,
                                            ------------------------------
                                             1998        1997        1996
                                            ------       -----      ------
        Operating revenues                 $32,696     $33,471     $34,036
        Operating (loss) income              1,250        (676)        144
        Depreciation and amortization        4,848       3,585       2,742
        Capital expenditures                15,499       5,476      14,209

                                                 As of March 31,
                                               --------------------
                                                1998         1997
                                               -------      -------
        Identifiable assets                    $28,635      $28,338


(8)  RELATED-PARTY TRANSACTIONS

The Company and Delta Air Lines, Inc. ("Delta") operate under a joint marketing and code-sharing agreement under which the Company uses the Delta two letter designator code (DL) in displaying its schedules on certain flights in the automated airline reservation systems used throughout the industry. During fiscal 1997, the Company entered into a code-sharing agreement with Continental Airlines, Inc. ("Continental"). The Company uses the Continental two letter designator code (CO) in displaying schedules on certain flights in the automated airline reservation systems used throughout the industry. During fiscal 1998, the Company entered into a code-sharing agreement with United Airlines, Inc. ("United"). The Company uses the United two letter designator code (UA) in displaying schedules on certain flights in the automated airline reservation systems used throughout the industry.

As of March 31, 1998, Delta owned 3,107,798 shares of common stock which represents approximately 13 percent of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $8,893,000, $11,218,000 and $9,181,000 during the years ended March 31, 1998, 1997 and 1996, respectively. United provides services to the Company consisting of passenger and ground handling-services. The Company paid $742,000 to United for their services for the year ended March 31, 1998.

The Company had a net payable to Delta of $65,000 as of March 31, 1998 and a net receivable from Delta of $780,000 as of March 31, 1997. The Company had net receivables from Continental of $182,000 and $284,000 as of March 31, 1998 and 1997, respectively and a net receivable from United of $1,687,000 as of March 31, 1998.