Form 10-K405, Exhibit 13
period 1999-03-31
SKYWEST INC
filed 1999-06-28
CIK 793733

                                                                    EXHIBIT 13.1



SUMMARY FINANCIAL AND OPERATING DATA

                                                           Year Ended March 31,
------------------------------------------------------------------------------------------------------
                                       1999          1998          1997          1996          1995
                                    ----------    ----------    ----------    ----------    ----------
Operating revenues (000)            $  388,626    $  266,135    $  245,766    $  212,483    $  184,701
Operating income (000)              $   64,305    $   32,819    $   16,025    $    5,636    $   18,239
Net income (000)(1)                 $   41,835    $   21,944    $   10,111    $    4,366    $   13,701

Net income per common share(2):
   Basic                            $     1.73    $     1.06    $      .50    $      .21    $      .62
   Diluted                          $     1.69    $     1.04    $      .50    $      .21    $      .61
Weighted average shares (000)(2):
   Basic                                24,199        20,799        20,170        20,568        22,224
   Diluted                              24,787        21,168        20,248        20,736        22,428


Total assets (000)                  $  417,660    $  318,914    $  231,934    $  226,996    $  187,063
Current assets (000)                $  216,684    $  189,771    $   89,336    $   75,908    $   70,525
Current liabilities (000)           $   74,326    $   46,662    $   44,058    $   43,090    $   24,486
Long-term debt (000)                $   61,830    $   41,109    $   47,337    $   53,736    $   29,553
Stockholders' equity (000)          $  256,256    $  211,133    $  124,552    $  115,800    $  117,684
Return on average equity                  17.9%         14.8%          8.3%          3.7%         11.1%

OPERATING DATA
Passengers carried                   4,900,921     2,989,062     2,656,602     2,340,366     2,073,885
Revenue passenger miles (000)        1,015,872       745,386       717,322       617,136       488,901
Available seat miles (000)           1,844,123     1,463,975     1,413,170     1,254,334       976,095
Load factor                               55.1%         50.9%         50.8%         49.2%         50.1%
Break-even load factor                    46.3%         45.0%         47.9%         48.4%         45.5%
Yield per revenue passenger mile          37.5c         34.8c         33.3c         33.2c         36.3c
Revenue per available seat mile           21.0c         18.1c         17.3c         16.9c         18.8c
Cost per available seat mile              17.6c         16.0c         16.3c         16.6c         17.1c
Average passenger trip length              207           249           270           264           236
Number of aircraft at end of year           99            60            60            63            60

QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                             Fiscal Year 1999
------------------------------------------------------------------------------------------------
                                           First      Second      Third      Fourth       Year
                                          -------    --------    --------   --------    --------
Operating revenues (000)                  $81,959    $101,229    $102,255   $103,183    $388,626
Operating income (000)                    $13,502    $ 17,708    $ 15,276   $  17,819   $ 64,305
Net income (000)(1)                       $ 9,741    $ 12,854    $  8,525   $  10,715   $ 41,835
Net income per common share(2):
     Basic                                $   .41    $    .53    $    .35   $     .44   $  1.73
     Diluted                              $   .40    $    .52    $    .34   $     .43   $  1.69
Stock price data(2): High                 $ 29.75    $  34.00    $  32.69   $   38.00   $ 38.00
                     Low                  $ 17.69    $  15.00    $  16.06   $   25.13   $ 15.00


                                                            Fiscal Year 1998
--------------------------------------------------------------------------------------------
                                           First     Second      Third    Fourth      Year
                                          -------    -------    -------   -------   --------
Operating revenues (000)                  $63,322    $68,813    $66,975   $67,025   $266,135
Operating income (000)                    $ 5,708    $ 9,536    $ 8,406   $ 9,169   $ 32,819
Net income (000)                          $ 4,345    $ 7,510    $ 5,422   $ 4,667   $ 21,944
Net income per common share(2):
     Basic                                $   .22    $   .37    $   .27   $   .21   $   1.06
     Diluted                              $   .22    $   .37    $   .26   $   .21   $   1.04
Stock price data(2): High                 $  8.50    $ 10.32    $ 14.81   $ 21.06   $  21.06
                     Low                  $  6.00    $  7.69    $ 10.13   $ 14.75   $   6.00

(1) During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc., and recorded related losses of $793,000, or $(.03) per diluted share. The Scenic Operations have been reflected as Discontinued Operations in the accompanying consolidated financial statements, with corresponding reclassifications to previously reported information.

(2) On May 5, 1998, the Company's Board of Directors declared a 100 percent stock dividend (one share for each share outstanding) payable to stockholders of record on May 20, 1998. The dividend was distributed on June 8, 1998. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock dividend.

As of April 30, 1999, there were 1,060 holders of common stock. Cash dividends of $.12 and $.10 per share of outstanding common stock were paid in fiscal years 1999 and 1998, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Overview

The Company through SkyWest Airlines, Inc. ("SkyWest"), operates a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 64 cities in 13 western states and Canada. Total operating revenues and passengers carried have grown consistently from fiscal 1994 through fiscal 1999, at compounded annual growth rates of approximately 19.7 percent and
23.1 percent, respectively. In fiscal 1994, SkyWest generated approximately 727 million available seat miles ("ASMs") and had a fleet of twenty-eight 19-seat Metroliners, twenty-three 30-seat Brasilias and four Canadair Regional Jets ("CRJs") at fiscal year end. As a result of additional aircraft acquisitions, SkyWest generated approximately 1.8 billion ASMs in fiscal 1999 with a fleet of 88 Brasilias and 11 CRJs at fiscal year end. The transition out of the Metroliner aircraft enabled SkyWest to upgrade its aircraft to an all cabin-class fleet of Brasilias and CRJs, which offer increased passenger acceptance and capacity and higher operating efficiencies. The transition resulted in one-time pre-tax fleet restructuring and transition expenses of $6.2 million, or $.19 per share, in fiscal 1996.

In fiscal 1999, the Company generated net income of $41.8 million, compared to $21.9 million in fiscal 1998 and $10.1 million in fiscal 1997. During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc., and recorded a net loss of $.8 million. The amount has been reflected as Discontinued Operations in the accompanying consolidated financial statements. The improvement since fiscal 1996 reflects, among other factors, the addition of United Airlines, Inc. ("United") as a code sharing partner and the completion of SkyWest's transition to an all cabin-class fleet.

SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") and United Airlines, Inc. ("United") since 1987 and 1997, respectively. In February 1998, SkyWest executed an amendment to the United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets which began in April 1998. In January 1998, SkyWest executed an addendum to the United Express Agreement, expanding SkyWest's operations to serve as the United Express carrier in San Francisco which began in June 1998. SkyWest operates as the Delta Connection in Salt Lake City and as United Express in Los Angeles, San Francisco and in the Pacific Northwest. SkyWest believes that its success in attracting multiple code-sharing relationships is attributed to its delivery of high quality customer service with an all cabin-class fleet.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from United negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. As of April 4, 1999, approximately 60 percent of SkyWest's capacity was in contract flying and 40 percent was in SkyWest-controlled flying. Another benefit of the multiple code-sharing relationship is the ability to grow within two major airline systems. The Company has agreements to acquire an additional 35 CRJs with options for an additional 35 aircraft with deliveries beginning in June 2000. These aircraft will be allocated between the United Express and Delta Connection operations.

The Company has continued to emphasize cost management and better utilization of existing resources. During fiscal 1999, SkyWest experienced a 17 percent decrease in the average passenger trip length, however cost per ASM increased only 10 percent from 16.0c in fiscal 1998 to 17.6c in fiscal 1999. Cost per ASM increased at a lower rate due to efficiencies gained from having an all-Brasilia turboprop fleet.

RESULTS OF OPERATIONS

The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

                                                                  Fiscal Year Ended March 31,
                                         ------------------------------------------------------------------------------
                                                    1999                      1998                        1997
                                         ------------------------------------------------------------------------------
                                                   Percent  Cents            Percent  Cents              Percent  Cents
                                                     of      per               of      per                 of      per
                                          Amount   Revenue   ASM    Amount   Revenue   ASM     Amount    Revenue   ASM
                                         --------  -------  -----  --------  -------  -----   --------   -------  -----
Salaries, wages and employee
   benefits ..........................   $101,243   26.2%    5.5c  $ 67,591   25.5%     4.6c  $ 60,759     24.8%    4.3c
Aircraft costs .......................     70,561   18.2     3.8     52,357   19.8      3.6     49,822     20.4     3.5
Maintenance ..........................     36,563    9.5     2.0     20,535    7.8      1.4     20,929      8.6     1.4
Fuel .................................     29,477    7.6     1.6     28,510   10.8      2.0     30,713     12.6     2.2
Other airline expenses ...............     84,712   21.9     4.6     62,701   23.7      4.3     66,323     27.0     4.7
Interest .............................      2,376     .6      .1      1,639     .6       .1      2,431      1.0      .2
                                         --------   ----    ----   --------   ----     ----   --------    -----    ----
Total airline expenses ...............    324,932   84.0    17.6c   233,333   88.3     16.0c   230,977     94.4    16.3c
                                         --------   ----    ====   --------   ----     ====   --------    -----    ====
Other ................................      1,765   94.1              1,622   93.6               1,194    106.6
                                         --------   ----           --------   ----            --------    -----
Total operating expenses and
   interest ..........................   $326,697   84.1%          $234,955   88.3%           $232,171     94.5%
                                         ========   ====           ========   ====            ========    =====

FISCAL 1999 COMPARED TO FISCAL 1998

During fiscal 1999, SkyWest dramatically expanded its code-sharing agreements with United Airlines and added a record number of aircraft to the fleet. As a result, SkyWest experienced high growth factors in available seat miles ("ASMs"), revenue passenger miles ("RPMs"), passengers carried and load factors. In fiscal 1999, net income increased 90.6 percent to $41.8 million, or $1.69 per diluted share, compared to $21.9 million, or $1.04 per diluted share in fiscal 1998. Consolidated operating revenues increased 46.0 percent to a record $388.6 million in fiscal 1999 compared to $266.1 million in fiscal 1998.

Passenger revenues, which represented 98.1 percent of total operating revenues, increased 47.1 percent to $381.4 million in fiscal 1999 compared to $259.3 million or 97.4 percent of total operating revenues in fiscal 1998. The increase is due to a 36.3 percent increase in RPMs and a 7.8 percent increase in yield per RPM. Effective April 23, 1998, SkyWest expanded its code-sharing relationship with United, as United Express, and began operating flights to/from Seattle and Portland. SkyWest also expanded their United Express operations at Los Angeles at the same time. Effective June 1, 1998, SkyWest further expanded its United Express operations and began operating flights to/from San Francisco. The increase in yield per RPM is also the result of improved revenue management resulting from schedule refinements and fleet rationalization. SkyWest also continues to maximize revenue by use of a state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per ASM 16.0 percent to 21.0c in fiscal 1999 compared to 18.1c in fiscal 1998.

During fiscal 1999, total airline operating revenues increased 46.3 percent and total airline operating expenses increased only 39.0 percent. As a result, total airline operating expenses and interest were 84.0 percent of total airline operating revenues in fiscal 1999 compared to 88.4 percent in fiscal 1998.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 26.2 percent in fiscal 1999 from 25.5 percent in fiscal 1998. The increase is primarily the result of incentive payments to employees, which are based on SkyWest's profitability. The average number of employees was 3,092 for fiscal 1999 compared to 1,915 for fiscal 1998. The large increase is due to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per ASM increased to 5.5c in fiscal 1999 from 4.6c in fiscal 1998.

Aircraft costs, including aircraft rent and depreciation, decreased slightly as a percentage of airline operating revenues to 18.2 percent in fiscal 1999 from
19.8 percent in fiscal 1998. The decrease is due to airline operating revenues increasing at a faster rate than aircraft costs. Aircraft costs per ASM were 3.8c in fiscal 1999 compared to 3.6c in fiscal 1998.

Maintenance expense increased slightly as a percentage of airline operating revenues to 9.5 percent in fiscal 1999 from 7.8 percent in fiscal 1998. The increase is due to the Company incurring initial heavy maintenance charges to bring the acquired used Brasilias up to SkyWest's maintenance standards. Maintenance cost per ASM was 2.0c in fiscal 1999, compared to 1.4c in fiscal 1998.

Fuel costs decreased as a percentage of airline operating revenues to 7.6 percent in fiscal 1999 from 10.8 percent in fiscal 1998. The decrease is due to primarily to a decrease in the average cost of fuel per gallon to 64c in fiscal 1999 from 81c in fiscal 1998. As a result, fuel costs per ASM decreased to 1.6c in fiscal 1999 from 2.0c in fiscal 1998.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 21.9 percent in fiscal 1999 compared to 23.7 percent in fiscal 1998. The decrease is primarily the result of the Company not incurring commissions on United Express related passenger revenues. However, due to a 17 percent decrease in the average passenger trip length, cost per ASM increased to 4.6c in fiscal 1999 from 4.3c in fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

In fiscal 1998, consolidated net income increased 117.0 percent to $21.9 million, or $1.04 per diluted share compared to $10.1 million, or $.50 per diluted share in fiscal 1997. Consolidated operating revenues increased to $266.1 million in fiscal 1998 compared to $245.8 in fiscal 1997.

Passenger revenues, which represented 97.4 percent of total operating revenues, increased 8.4 percent to $259.3 million in fiscal 1998 compared to $239.2 million or 97.3 percent of total operating revenues in fiscal 1997. The increase was due to a 4.5 percent increase in yield per RPM and a 3.9 percent increase in RPMs. SkyWest entered into a new code-sharing relationship with United and began operating as United Express in Los Angeles beginning October 1, 1997. This operation resulted in both increased RPMs and increased yield per RPM. The 4.5 percent increase in yield per RPM also resulted from an increase in the Company's portion of prorated fares with Delta in certain markets. SkyWest also acquired a new state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. The combination of these factors resulted in an increase in revenue per ASM to 18.1c in fiscal 1998 compared to 17.3c in fiscal 1997.

Management continued its efforts to reduce airline operating costs per ASM and as a percentage of airline operating revenues. Total airline operating expenses and interest were 88.4 percent of total airline operating revenues in fiscal 1998 compared to 94.4 percent in fiscal 1997. This percentage decrease was due to an 8.1 percent increase in total airline operating revenues and only a 1.2 percent increase in total airline operating expenses. This improvement was primarily the result of the increase in revenues from the new United Express flying as well as the Company not incurring expenses such as traffic commissions and certain traffic handling expenses related to this flying. Airline operating costs per ASM decreased to 16.0c in fiscal 1998 from 16.3c in fiscal 1997.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 25.5 percent in fiscal 1998 from 24.8 percent in fiscal 1997. The increase was primarily the result of incentive payments to employees, which are based on the Company's profitability. The average number of employees was 1,915 for fiscal 1998 compared to 1,852 for fiscal 1997. The increase was due to the addition of crew members required for the Company's expansion. Salaries, wages and employee benefits per ASM increased to 4.6c in fiscal 1998 from 4.3c in fiscal 1997.

Aircraft costs, including aircraft rent and depreciation, decreased slightly as a percentage of airline operating revenues to 19.8 percent in fiscal 1998 from
20.4 percent in fiscal 1997. The decrease was due to airline operating revenues increasing at a faster rate than aircraft costs. Aircraft costs per ASM were 3.6 cents in fiscal 1998 compared to 3.5c in fiscal 1997.

Maintenance expense decreased slightly as a percentage of airline operating revenues to 7.8 percent in fiscal 1998 from 8.6 percent in fiscal 1997. The decrease was due to airline operating revenues increasing while maintenance expenses decreased, in fiscal 1998, due to the utilization of newer Brasilia aircraft. Maintenance cost per ASM was 1.4c in fiscal 1998 and 1997.

Fuel costs decreased as a percentage of airline operating revenues to 10.8 percent in fiscal 1998 from 12.6 percent in fiscal 1997. The decrease was due to airline operating revenues increasing 8.1 percent while fuel costs decreased 7.2 percent in fiscal 1998 compared to fiscal 1997. The decrease in fuel costs was due to a reduction in the average fuel price per gallon from 95c in fiscal 1997 to 81c in fiscal 1998. As a result, fuel costs per ASM decreased to 2.0c in fiscal 1998 from 2.2c in fiscal 1997.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 23.7 percent in fiscal 1998 compared to 27.0 percent in fiscal 1997. The decrease was primarily the result of the Company not incurring commissions on United contract related passenger revenues. Due to the decrease in other expenses, cost per ASM decreased to 4.3c in fiscal 1998 from 4.7c in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $142.4 million and a current ratio of 2.9:1 at March 31, 1999 compared to working capital of $143.1 million and a current ratio of 4.1:1 at March 31, 1998. The decrease in the current ratio is the result of the Company paying $41.4 million in deposits on aircraft orders which are recorded in long-term assets. The principal sources of funds during fiscal 1999 were $78.0 million generated from operations, $29.2 million from the issuance of long-term debt, $21.2 million from the sale of Scenic, $5.0 million from the sale of common stock, $2.9 million of proceeds from the sale of property and equipment, and $1.2 million of tax benefit from exercise of common stock options. During fiscal 1999, the Company invested $94.9 million in available-for-sale securities, $58.8 million in flight equipment, and, $41.4 million in deposits on aircraft, and $10.4 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $16.7 million and paid $2.8 million in cash dividends. These factors resulted in an $87.5 million decrease in cash and cash equivalents during fiscal 1999.

The Company's position in available-for-sale securities, consisting primarily of bonds, bond funds and commercial paper, increased to $109.6 million at March 31, 1999 compared to $14.6 million at March 31, 1998.

During fiscal 1998, SkyWest entered into an agreement to purchase 20 new Brasilia aircraft, related spare parts inventory and support equipment. Two of these aircraft were delivered in fiscal 1998 and 13 were delivered in fiscal 1999. At March 31, 1999, SkyWest had agreed to purchase the remaining five Brasilia aircraft, related spare parts inventory and support equipment at an aggregate cost of approximately $40.0 million, including estimated cost escalations. During fiscal 1999, SkyWest entered into an agreement to acquire 25 CRJs and related spares parts inventory and support equipment together with options on 25 additional aircraft. Subsequent, to year-end, SkyWest entered into an agreement to acquire an additional 10 CRJs and secured options for an additional 20 aircraft. This brings the total firm order to 35 jet aircraft and 35 options at an aggregate cost of approximately $787.5 million. The options to acquire 35 additional CRJs are at fixed prices (subject to cost escalations) and delivery schedules and are exercisable through July 2003.

The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 1999, the Company leased 78 aircraft with remaining lease terms ranging from 1 to 15 years. Future minimum lease payments due under all long-term operating leases were approximately $583.0 million at March 31, 1999.

The Company's long-term debt was incurred in connection with the acquisition of Brasilia aircraft and certain amounts are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 3.90 percent on $41.1 million of the long-term debt, at March 31, 1999. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the

Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt of $29.2 million, the average effective rate is 3.80 percent at March 31, 1999 and the lender has assumed the risk of the subsidy payments.

The Company expended approximately $36.7 million for non-aircraft capital expenditures during the year ended March 31, 1999, consisting primarily of aircraft engine overhauls, ground and ramp equipment and rotable spares related to the expansion, aircraft modifications to be made pursuant to industry-wide FAA directives, buildings and ground equipment and rental vehicles.

The Company has available $10.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 7.50 percent at March 31, 1999. The Company believes that in the absence of unusual circumstances the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditure, lease payment and debt service requirements for at least the next 12 months.

YEAR 2000 COMPLIANCE

The Company is currently modifying computer systems and application programs, as well as imbedded technology in the Company's equipment, for year 2000 compliance, with project completion scheduled for September 30, 1999. The Company believes that the cost to modify its systems or applications will not have a material effect on its financial position or results of operations. Any expenditures will be funded through operating cash flows while any costs for new software will be capitalized and amortized over the software's useful life.

Although the Company is working cooperatively with third parties with systems upon which the Company must rely, the Company can not give any assurances that the systems of other parties will be year 2000 compliant on a timely basis. Systems operated by others which the Company would use and/or rely on would include: Federal Aviation Administration Air Traffic Control, computer reservation systems for travel agent sales as well as Delta and United reservation, passenger check-in and ticketing systems. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most likely worst case scenario) could result in the reduction of suspension of the Company's operations and could have a material adverse effect on the Company's financial condition and results of operations.

The Company is reviewing and revising its business interruption contingency plans. The review, together with any necessary revisions, will be completed concurrent with the modifications to existing systems and application programs by September 30, 1999. The review of these plans will include how to maintain safety as well as performing certain functions and processes manually. Due to the uncertainty, related to year 2000 issues, the Company's contingency plan will be ongoing in nature and may require further modifications to existing systems as new information is made available and the Company further assess the readiness of third parties upon which the Company relies.

SEASONALITY

As is common in the airline industry, the Company's operations are favorably affected by increased travel, historically occurring in the summer months and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. However, the Company does expect some mitigation of the historical seasonal trends due to an increase in contract flying operations.

REPORT OF MANAGEMENT

The integrity and objectivity of the information presented in this annual report are the responsibility of SkyWest, Inc. management. The consolidated financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears below.

The Company maintains a system of internal controls that provide reasonable assurance as to the integrity and reliability of the financial statements, the safeguarding of its assets against loss or unauthorized use and the prevention and detection of fraudulent financial reporting.

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


/s/ Jerry C. Atkin                            /s/ Bradford R. Rich
----------------------------------            ----------------------------------
Jerry C. Atkin                                Bradford R. Rich
Chairman, President and                       Executive Vice President
Chief Executive Officer                       Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To SkyWest, Inc.:

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. (a Utah corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
--------------------------
Salt Lake City, Utah
May 19, 1999

                         SKYWEST, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)


================================================================================


                                     ASSETS


                                                             March 31,      March 31,
                                                                1999          1998
                                                             ---------      ---------
CURRENT ASSETS:
    Cash and cash equivalents                                $  52,237      $ 139,772
    Available-for-sale securities                              109,580         14,627
    Receivables, less allowance for doubtful accounts of
        $203 in 1999 and $124 in 1998                           13,273          8,984
    Inventories                                                 13,863          8,361
    Prepaid aircraft rents                                      18,755         12,145
    Other current assets                                         8,976          4,286
    Net current assets of discontinued operations                   --          1,596
                                                             ---------      ---------
      Total current assets                                     216,684        189,771
                                                             ---------      ---------

PROPERTY AND EQUIPMENT, at cost:
    Aircraft and rotable spares                                225,233        167,482
    Buildings and ground equipment                              39,418         33,785
    Deposits on aircraft                                        41,463             --
    Rental vehicles                                              4,603          3,137
                                                             ---------      ---------
                                                               310,717        204,404
    Less-accumulated depreciation and
        amortization                                          (111,793)       (89,716)
                                                             ---------      ---------
                                                               198,924        114,688
                                                             ---------      ---------
NET NONCURRENT ASSETS OF DISCONTINUED
  OPERATIONS                                                        --         12,647
                                                             ---------      ---------

OTHER ASSETS                                                     2,052          1,808
                                                             ---------      ---------
                                                             $ 417,660      $ 318,914
                                                             =========      =========


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                             (Dollars in thousands)


================================================================================


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                    March 31,      March 31,
                                                                      1999           1998
                                                                    ---------      ---------
CURRENT LIABILITIES:
    Current maturities of long-term debt                            $   8,497      $   6,300
    Trade accounts payable                                             45,630         30,110
Accrued salaries, wages and benefits                                   10,471          7,317
    Income taxes payable                                                5,937             --
    Taxes other than income taxes                                       2,372          1,698
    Air traffic liability                                               1,419          1,237
                                                                    ---------      ---------
      Total current liabilities                                        74,326         46,662
                                                                    ---------      ---------

LONG-TERM DEBT, net of current maturities                              61,830         41,109
                                                                    ---------      ---------

DEFERRED INCOME TAXES PAYABLE                                          25,248         20,010
                                                                    ---------      ---------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

STOCKHOLDERS' EQUITY:
    Preferred stock,  5,000,000 shares authorized;  none issued
    Common stock, no par value, 40,000,000 shares authorized;
      27,418,594 and 26,959,110 shares issued, respectively           162,116        155,917
    Retained earnings                                                 114,425         75,501
    Treasury stock, at cost, 2,949,200 shares                         (20,285)       (20,285)
                                                                    ---------      ---------
      Total stockholders' equity                                      256,256        211,133
                                                                    ---------      ---------
                                                                    $ 417,660      $ 318,914
                                                                    =========      =========

                        CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         For the year ended March 31,
                                                                    1999             1998             1997
                                                                ------------     ------------     ------------
Operating revenues:
   Passenger                                                    $    381,409     $    259,314     $    239,222
   Freight and other                                                   7,217            6,821            6,544
                                                                ------------     ------------     ------------
         Total operating revenues                                    388,626          266,135          245,766
                                                                ------------     ------------     ------------

Operating expenses:
   Flying operations                                                 137,231          103,636          101,689
   Aircraft, traffic and passenger service                            58,826           38,957           37,044
   Maintenance                                                        51,370           29,299           29,149
   Promotion and sales                                                29,432           25,505           29,606
   Depreciation and amortization                                      23,237           19,305           18,481
   General and administrative                                         22,460           14,992           12,577
   Other                                                               1,765            1,622            1,195
                                                                ------------     ------------     ------------
         Total operating expenses                                    324,321          233,316          229,741
                                                                ------------     ------------     ------------

Operating income                                                      64,305           32,819           16,025
                                                                ------------     ------------     ------------
Other income (expense):
   Interest expense                                                   (2,376)          (1,639)          (2,431)
   Interest income                                                     7,553            4,090            2,328
   Gain (loss) on sales of property and equipment                        419              (45)             936
                                                                ------------     ------------     ------------
         Total other income                                            5,596            2,406              833
                                                                ------------     ------------     ------------

Income before provision for income taxes                              69,901           35,225           16,858
Provision for income taxes                                            27,273           13,565            6,856
                                                                ------------     ------------     ------------

Income from continuing operations                                     42,628           21,660           10,002
                                                                ------------     ------------     ------------

Discontinued operations, net of income taxes:
   (Loss) income from operations of Scenic Airlines                     (168)             284              109
   Loss on disposition of Scenic Airlines                               (625)              --               --
                                                                ------------     ------------     ------------
                                                                        (793)             284              109
                                                                ------------     ------------     ------------

Net income                                                      $     41,835     $     21,944     $     10,111
                                                                ============     ============     ============

Income from continuing operations per common share:
   Basic                                                        $       1.76     $       1.04     $        .49
   Diluted                                                      $       1.72     $       1.02     $        .49
(Loss) income from discontinued operations per common share:
   Basic                                                        $       (.03)    $        .02     $        .01
   Diluted                                                      $       (.03)    $        .02     $        .01
Net income per common share:
   Basic                                                        $       1.73     $       1.06     $        .50
   Diluted                                                      $       1.69     $       1.04     $        .50
Weighted average number of common shares outstanding:
   Basic                                                          24,199,000       20,799,000       20,170,000
   Diluted                                                        24,787,000       21,168,000       20,248,000


  The accompanying notes are an integral part of these consolidated statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   Common Stock                                  Treasury Stock
                                             -------------------------      Retained       --------------------------
                                               Shares         Amount        Earnings         Shares          Amount
                                             ----------     ----------     ----------      ----------      ----------
Balance at March 31, 1996                    23,043,616     $   88,183     $   47,902      (2,949,200)     $  (20,285)
   Net income                                        --             --         10,111              --              --
   Exercise of common stock options
       (at a price of $2.75 per share)          102,500            282             --              --              --
   Sale of common stock under
       employee stock purchase plan             103,506            588             --              --              --
   Tax benefit from exercise of common
       stock options                                 --             93             --              --              --
   Cash dividends ($.12 per share)                   --             --         (2,322)             --              --
                                             ----------     ----------     ----------      ----------      ----------

Balance at March 31, 1997                    23,249,622         89,146         55,691      (2,949,200)        (20,285)
   Net income                                        --             --         21,944              --              --
   Exercise of common stock options
       (at prices ranging from $6.32 to
       $16.63 per share)                        383,420          3,465             --              --              --
   Sale of common stock under
       employee stock purchase plan             106,068            663             --              --              --
   Sale of common stock, net of offering
       costs of $3,648                        3,220,000         61,557             --              --              --
   Tax benefit from exercise of common
       stock options                                 --          1,086             --              --              --
   Cash dividends ($.10 per share)                   --             --         (2,134)             --              --
                                             ----------     ----------     ----------      ----------      ----------

Balance at March 31, 1998                    26,959,110        155,917         75,501      (2,949,200)        (20,285)
   Net income                                        --             --         41,835              --              --
   Exercise of common stock options
       (at prices ranging from $6.88 to
       $16.63 per share)                        399,606          3,905             --              --              --
   Sale of common stock under
       employee stock purchase plan              59,878          1,062             --              --              --
   Tax benefit from exercise of common
       stock options                                 --          1,232             --              --              --
   Cash dividends ($.12 per share)                   --             --         (2,911)             --              --
                                             ----------     ----------     ----------      ----------      ----------

Balance at March 31,1999                     27,418,594     $  162,116     $  114,425      (2,949,200)     $  (20,285)
                                             ==========     ==========     ==========      ==========      ==========




  The accompanying notes are an integral part of these consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                       For the year ended March 31,
                                                                   -------------------------------------
                                                                     1999          1998          1997
                                                                   ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $  41,835     $  21,944     $  10,111
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                      23,237        19,305        18,481
   Nonairline depreciation and amortization                            1,026         4,848         3,585
   Maintenance expense related to disposition of rotable spares          259           322           286
   Gain on sales of property and equipment                              (419)         (374)       (1,113)
   Loss on disposition of Scenic Airlines                                992            --            --
   Increase (decrease) in allowance for doubtful accounts                 79            20          (117)
   Increase in deferred income taxes                                   5,238         4,023         1,617
   Amortization of deferred credits                                       --            --        (1,614)
   Changes in operating assets and liabilities:
     (Increase) decrease in receivables                               (4,368)          132         2,159
      Increase in inventories, net of dispositions                    (5,502)       (1,749)       (1,064)
      Increase in other current assets                               (11,300)       (2,802)       (2,681)
      Decrease in net current assets of discontinued operations        1,596            --            --
     Increase in trade accounts payable                               15,386         1,896         4,965
      Decrease in fleet restructuring accrual                             --          (290)       (3,498)
      Increase in other current liabilities                            9,947         1,132           854
                                                                   ---------     ---------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             78,006        48,407        31,971
                                                                   ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of available-for-sale securities                         (94,953)           --            --
   Proceeds from sale of available-for-sale securities                    --         3,343         1,127
   Acquisition of property and equipment:
       Aircraft and rotable spares                                   (58,780)      (22,812)      (11,979)
       Deposits on aircraft and rotable spares                       (41,463)           --            --
       Buildings and ground equipment                                 (5,633)       (4,572)       (4,886)
       Rental vehicles                                                (4,989)       (2,392)       (2,850)
   Proceeds from sales of property and equipment                       2,899        11,238         2,945
   Proceeds from sale of Scenic Airlines                              21,141            --            --
   Decrease in deposits on aircraft and rotable spares                    --            --         3,603
   Increase in net long-term assets of discontinued operations           914            --            --
   (Increase) decrease in other assets                                  (616)          (29)          413
                                                                   ---------     ---------     ---------
NET CASH USED IN INVESTING ACTIVITIES                               (181,480)      (15,224)      (11,627)
                                                                   ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common stock                          4,967        65,685           870
   Tax benefit from exercise of common stock options                   1,232         1,086            93
   Payment of cash dividends                                          (2,778)       (2,041)       (1,814)
   Reduction of long-term debt                                       (16,700)       (7,427)       (6,236)
   Proceeds from issuance of long-term debt                           29,218        11,500            --
                                                                   ---------     ---------     ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   15,939        68,803        (7,087)
                                                                   ---------     ---------     ---------

(Decrease) increase in cash and cash equivalents                     (87,535)      101,986        13,257
Cash and cash equivalents at beginning of year                       139,772        37,786        24,529
                                                                   ---------     ---------     ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  52,237     $ 139,772     $  37,786
                                                                   =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                           $   2,601     $   3,012     $   2,399
Income taxes                                                          18,233         8,221         3,950


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

During fiscal 1999, the Company consummated two agreements for the sale of Scenic. As a result, certain reclassifications have been made in the accompanying consolidated financial statements to reflect the impact of these sales and to classify the operations of Scenic as Discontinued Operations (see
Note 7).

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

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

AVAILABLE-FOR-SALE SECURITIES

The Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. The Company's position in available-for-sale securities consists primarily of bonds, bond funds, and commercial paper. Significant unrealized holding gains and losses will be recorded as a separate component of stockholders? equity.

INVENTORIES

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

               Aircraft and rotable spares                   3 - 14 years
               Buildings and ground equipment              3 - 39.5 years
               Rental vehicles                                    4 years

MAINTENANCE

The Company operates under an FAA approved continuous inspection and maintenance program. The normal cost of recurring maintenance is charged to expense when incurred. The Company uses the deferred method of accounting for EMB-120 engine overhauls and uses the accrual method of accounting for regional jet engine overhauls.

PASSENGER AND FREIGHT REVENUES

Passenger and freight revenues are recognized when service is provided. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

INCOME TAXES

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of March 31, 1999 and 1998, the Company had recorded current deferred tax assets of $6,789,000 and $2,065,000, respectively (which are included in other current assets), and deferred tax liabilities of $25,248,000 and $20,010,000, respectively.

NET INCOME PER COMMON SHARE

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. Net income per common share amounts and share data have been restated for all periods presented to reflect Basic and Diluted EPS as a result of the stock dividend described in Note 5.

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share amounts):

Year ended March 31,                                1999       1998       1997
--------------------------------------------------------------------------------
Numerator:
   Net income                                      $41,835    $21,944    $10,111
                                                   =======    =======    =======

Denominator:
   Weighted average common shares outstanding       24,199     20,799     20,170
   Effect of options                                   588        369         78
                                                   -------    -------    -------
                                                    24,787     21,168     20,248
                                                   =======    =======    =======

Basic EPS                                          $  1.73    $  1.06    $   .50
Diluted EPS                                        $  1.69    $  1.04    $   .50
                                                   =======    =======    =======

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company?s long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $63,573,000 as of March 31, 1999, as compared to the carrying amount of $70,327,000.

SEGMENT REPORTING

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. As a result of the sale of Scenic in fiscal 1999, (see Note 7), management believes that the Company has only one operating segment in accordance with SFAS No. 131 because the Company's core remaining business consists of scheduled airline passenger service.

(2) LONG-TERM DEBT

Long-term debt consists of the following:

                                                              As of March 31,
                                                             1999        1998
                                                            -------    --------
                                                              (in thousands)
Notes payable to bank, due in semi-annual
  installments plus interest at 3.72% to 3.85%,
  net of the benefits of interest rate subsidies
  through the Brazilian Export financing program,
  through February 2011, secured by aircraft                $29,218    $    --

Notes payable to banks, due in monthly
  installments including interest at 6.70% to
  7.37% through January 2006, secured by aircraft            20,734     23,342

Notes payable to bank and financing company, due in
  quarterly installments plus interest at 7.64% to
  8.58% through March 2005, secured by aircraft               7,410      8,464

Note payable to bank, due in monthly installments
  plus interest at 6.36% through November 2000,
  balloon payment of $3,937,000 due December 2000,
  secured by aircraft                                         5,274      6,046

Note payable to bank, due in quarterly
  installments plus interest based on three month
  LIBOR (6.70% at March 31, 1999) through
  September 2003, secured by aircraft                         3,010      3,679

Note payable to bank, due in monthly installments
  plus interest based on one month LIBOR (6.75% at
  March 31, 1999) through June 2003, secured by
  aircraft                                                    2,790      3,446

Note payable to bank, due in semi-annual
  installments plus interest at 8.50% through May
  2002, secured by aircraft                                   1,891      2,432
                                                            -------    --------
                                                             70,327     47,409

Less current maturities                                      (8,497)    (6,300)
                                                            -------    --------
                                                            $61,830    $41,109
                                                            =======    =======

The aggregate amounts of principal maturities of long-term debt as of March 31, 1999, are as follows (in thousands):

        Year ending March 31,
        ---------------------
              2000                                          $ 8,497
              2001                                            8,804
              2002                                            9,131
              2003                                            9,209
              2004                                            7,771
              Thereafter                                     26,915
                                                            -------
                                                            $70,327
                                                            =======

The Company's long-term debt was incurred in connection with the acquisition of Brasilia aircraft and certain amounts are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 3.90 percent, on $41.1 million of the long-term debt, at March 31, 1999. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt of $29.2 million, the lender has assumed the risk of the subsidy payments which has reduced the average effective rate on this debt to approximately 3.80 percent at March 31, 1999.

As of March 31, 1999, the Company had available $10,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 7.50 percent at March 31, 1999.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, sale or lease of assets and ratio of long-term debt to tangible net worth. As of March 31, 1999, the Company was in compliance with all the debt covenants.

(3)     INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                        Year ended March 31,
                                 -----------------------------------
                                  1999          1998          1997
                                 -------       -------       -------
Current tax provision:
   Federal                       $22,297       $ 7,457       $ 3,663
   State                           4,348         2,104           394
                                 -------       -------       -------
                                  26,645         9,561         4,057
                                 -------       -------       -------
Deferred tax provision :
   Federal                           528         3,363         2,344
   State                             100           641           455
                                 -------       -------       -------
                                     628         4,004         2,799
                                 -------       -------       -------
Provision for income taxes       $27,273       $13,565       $ 6,856
                                 =======       =======       =======


The following is a reconciliation between the statutory Federal income tax rates (at 35 percent for fiscal 1999 and 1998 and at a blended rate of 34 percent on taxable income up to $10,000,000 and 35 percent for taxable income in excess of $10,000,000 for fiscal 1997) and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                    Year ended March 31,
                                             -----------------------------------
                                               1999         1998          1997
                                             --------     --------      --------
Computed "expected" provision for income
    taxes at the statutory rates             $ 24,465     $ 12,329      $  5,800
Increase (decrease) in income taxes:
    resulting from:
      State income taxes, net of Federal
        income tax benefit                      2,777        1,391           711
      Other, net                                   31         (155)          345
                                             --------     --------      --------
Provision for income taxes                   $ 27,273     $ 13,565      $  6,856
                                             ========     ========      ========

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

                                                      As of March 31,
                                                 ------------------------
Deferred tax assets:                               1999            1998
                                                 --------        --------
    Accrued benefits                             $  1,293        $  1,038
    Engine overhaul accrual                         2,867           2,216
    AMT credit carry forward                           --             216
    Accrued expense reserves and other              2,995           1,465
                                                 --------        --------
Total deferred tax assets                           7,155           4,935
                                                 --------        --------

Deferred tax liabilities:
    Accelerated depreciation                      (24,879)        (22,285)
    Other                                            (735)           (595)
                                                 --------        --------
Total deferred tax liabilities                    (25,614)        (22,880)
                                                 --------        --------

Net deferred tax liability                       $(18,459)       $(17,945)
                                                 ========        ========


(4)     COMMITMENTS AND CONTINGENT LIABILITIES

LEASE OBLIGATIONS

The Company leases 78 aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 1999 (in thousands):

              Year ending March 31,
              ---------------------
              2000                                           $ 59,705
              2001                                             56,841
              2002                                             56,045
              2003                                             52,682
              2004                                             48,657
              Thereafter                                      309,056
                                                             --------
                                                             $582,986
                                                             ========

Total rental expense for noncancelable operating leases was approximately $49,232,000, $35,188,000, and $35,058,000 for the years ended March 31, 1999,
1998 and 1997, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $10,629,000, $6,505,000, and $6,259,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

PURCHASE COMMITMENTS AND OPTIONS

During fiscal 1998, SkyWest entered into an agreement to purchase 20 new Brasilia aircraft, related spare parts inventory and support equipment. Two of these aircraft were delivered in fiscal 1998 and 13 were delivered in fiscal 1999. At March 31, 1999, SkyWest had agreed to purchase the remaining five Brasilia aircraft, related spare parts inventory and support equipment at an aggregate cost of approximately $40.0 million, including estimated cost escalations. During fiscal 1999, SkyWest entered into an agreement to acquire 25 Canadair regional jets and related spares parts inventory and support equipment together with options on 25 additional aircraft. Subsequent, to year-end, SkyWest entered into an agreement to acquire an additional 10 Canadair regional jets and secured options for an additional 20 aircraft. This brings the total firm order to 35 jet aircraft and 35 options at an aggregate cost of approximately $787.5 million. The options to acquire 35 additional

Canadair regional jets are at fixed prices (subject to cost escalations) and delivery schedules and are exercisable through July 2003.

LEGAL MATTERS

The Company is the subject of certain legal actions, which it considers routine to its business activities. As of March 31, 1999, management believes that any potential liability to the Company under such actions will not materially effect the accompanying consolidated financial statements.

STANDBY LETTERS OF CREDIT

As of March 31, 1999, the Company has outstanding letters of credit totaling approximately $2,909,000 related to requirements of certain airports, port authorities and workers compensation agreements.

CASH AND CASH EQUIVALENTS

As of March 31, 1999, the Company has demand deposits and money market accounts totaling $658,000 with Wells Fargo Bank, $900,000 with Bank of America, $232,000 with Edward D. Jones, $2,458,000 with Citibank, $120,000 with Bank One, and $25,291,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

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

STOCK OFFERING

On February 20, 1998, the Company completed a public offering of 3,220,000 shares of common stock which generated net proceeds of $61,557,000 after deducting underwriting commissions and other expenses.

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

SUBSEQUENT CASH DIVIDEND

On May 4, 1999, the Company's Board of Directors declared a regular quarterly cash dividend of $.03 per share payable to stockholders of record on June 30, 1999, distributable July 14, 1999.

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

Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 1997, 1998 and 1999.

                                          1997                     1998                      1999
                                ----------------------     ---------------------    ----------------------
                                              Weighted                  Weighted                  Weighted
                                Number of     Average      Number of    Average     Number of      Average
                                 Options       Price        Options      Price       Options        Price
                                ---------     --------     ---------     -----      ---------      ------
Outstanding at
  beginning of year             1,062,498      $8.81      1,132,350      $9.19        990,716      $ 8.34
Granted                           238,000       7.48        346,000       6.65        660,000       21.93
Exercised                        (102,500)      2.75       (383,420)      9.04       (399,606)       9.77
Canceled                          (65,648)      6.90       (104,214)      9.33        (24,637)      17.73
                                ---------      -----        -------      -----      ---------      ------
Outstanding at end of year      1,132,350      $9.19        990,716      $8.34      1,226,473      $14.90
                                =========      =====     ==========      =====      =========      ======

Options exerciseable at
  year-end                        316,000                   289,716                    79,112
Weighted average fair
  value of options
  granted during the year       $    6.43                   $  4.97                 $    8.99

The following table summarizes information about stock options outstanding at March 31, 1999:

                                  Options Outstanding                                Options Exercisable
             -----------------------------------------------------------    -------------------------------------
Range of         Number             Weighted Average    Weighted Average         Number          Weighted Average
Exercise       Outstanding             Remaining            Exercise          Exercisable            Exercise
Prices       at March 31,1999       Contractual Life         Price          at March 31,1999          Price
--------     ----------------       ----------------    ----------------    ----------------     ----------------
$5 to $15         591,112              6.4 years             $ 7.30              79,112               $9.77
$16 to $25        635,361              7.9 years              21.96                  --                  --
                ---------                                                        ------
$5 to $25       1,226,473              7.2 years              14.90              79,112                9.77
                =========                                                        ======

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, which include the Option Plan and the Stock Purchase Plan (see Note 6). SFAS No. 123, ?Accounting for Stock-Based Compensation,? requires pro forma information regarding net income and net income per share as if the Company had accounted for its stock options and employee stock purchases granted or sold subsequent to April 1, 1996, under the fair value method of the statement. The fair value of these stock options and employee stock purchases was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1999, 1998 and 1997: a risk-free interest rate of 4.8 percent for fiscal 1999, 5.6 percent for fiscal 1998 and 6.5 percent for fiscal 1997, a dividend yield of .5 percent for fiscal 1999 and 1998 and 1.5 percent for fiscal 1997, a volatility factor of the expected common stock price of .465 for fiscal 1999, .390 for fiscal 1998 and .508 for fiscal 1997 and a weighted average expected life of four years for the stock options and six months for employee stock purchases for all the years presented. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the vesting period of the respective stock options and employee stock purchases.

Following are the pro forma disclosures and the related impact on net income and net income per share (in thousands, except per share information):

                                                    Year Ended March 31,
                                              ---------------------------------
                                               1999         1998         1997
                                              -------      -------      -------
     Net income:
         As reported                          $41,835      $21,944      $10,111
         Pro forma                            $40,194      $21,213      $ 9,838
     Net income per common share:
         Diluted as reported                  $  1.69      $  1.04      $   .50
         Diluted pro forma                    $  1.62      $  1.00      $   .49

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1996, and due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

(6)     RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

RETIREMENT PLAN

The Company sponsors the SkyWest Airlines Employee's Retirement Plan (the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100 percent of such contributions up to 2 percent, 4 percent or 6 percent of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company?s combined contribution was $3,800,000, $2,729,000 and $1,960,000 to the Plan for the years ended March 31,
1999, 1998 and 1997, respectively.

EMPLOYEE STOCK PURCHASE PLAN

On February 7, 1996, the Company?s Board of Directors approved the SkyWest, Inc. 1996 Employee Stock Purchase Plan (?the Stock Purchase Plan?). All employees who have completed 90 days of employment are eligible to participate, except officers who are highly compensated employees under section 414 (q) of the Internal Revenue Code. The Stock Purchase Plan enables employees to purchase shares of the Company?s common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the fiscal year ended March 31, 1999, 59,878 shares were purchased by employees at prices of $12.38 and $ 25.18. For the fiscal year ended March 31, 1998, 106,068 shares were purchased by employees at prices of $5.90 and $6.64. For the fiscal year ended March 31, 1997, 103,506 shares were purchased by employees at prices of $5.47 and $5.90. In addition, as of March 31, 1999, $488,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice.

(7)     DISCONTINUED OPERATIONS

On August 26, 1998, the Company entered into an Asset Purchase Agreement ("Agreement") with Eagle Canyon Airlines, Inc., ("Eagle") to sell a majority of the assets of Scenic Airlines, Inc., ("Scenic"). Included under the Agreement were all of the assets, properties, rights and business of Scenic related to its Las Vegas based tour and scheduled flight operations. The agreement was consummated on December 23, 1998 with the Company receiving cash proceeds of $16.2 million. Additionally, the Company recorded a pretax loss of approximately $0.3 million on the sale.

On January 11, 1999, the Company entered into an agreement ("Page Agreement") with JCMI, LLC, to sell the remainder of the assets and business of Scenic. The Page Agreement includes all of the assets, properties, rights and business of Scenic related to its Page, Arizona tour operations. The agreement was consummated on March 2, 1999 with the Company receiving total proceeds of $5.0 million consisting of cash and a secured promissory note of $1.9 million. The Company recorded a pretax loss of approximately $0.7 million on the sale.

The accompanying condensed consolidated financial statements reflect the operations of Scenic as Discontinued Operations. Accordingly, the revenues, costs and expenses, assets and liabilities of Scenic have been excluded from the respective captions in the financial statements and have been reported through the date of disposition as income (loss) from discontinued operations, net of income taxes and net assets of discontinued operations. The revenues of Scenic amounted to $28.0 million, $31.0 million and $32.0 million for the years ended March 31, 1999, 1998 and 1997, respectively.

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

As of March 31, 1999, Delta owned 3,107,798 shares of common stock which represents approximately 13 percent of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $8,409,000, $8,893,000 and $11,218,000 during the years ended March 31, 1999, 1998 and 1997, respectively. United provides services to the Company consisting of passenger and ground handling-services. The Company paid $5,294,000 and $742,000 to United for their services for the year ended March 31, 1999 and 1998, respectively.

The Company had a net receivable from Delta of $761,000 as of March 31, 1999 and a net payable to Delta of $65,000 as of March 31, 1998. The Company had net receivables from United of $1,553,000 and $1,687,000 as of March 31, 1999 and 1998, respectively.