Form 10-K, Exhibit 13
period 2000-03-31
SKYWEST INC
filed 2000-06-27
CIK 793733

                                                                    EXHIBIT 13.1

SUMMARY FINANCIAL AND OPERATING DATA

                                                                   Year Ended March 31,
                                   ----------------------------------------------------------------------------------
                                      2000              1999              1998              1997              1996
                                   ----------        ----------        ----------        ----------        ----------
Operating revenues (000) ......... $  474,778        $  388,626        $  266,135        $  245,766        $  212,483
Operating income (000) ........... $   86,680        $   64,305        $   32,819        $   16,025        $    5,636
Net income (000) (1) ............. $   57,104        $   41,835        $   21,944        $   10,111        $    4,366

Net income per common share (2):

   Basic ......................... $     2.32        $     1.73        $     1.06        $      .50        $      .21
   Diluted ....................... $     2.29        $     1.69        $     1.04        $      .50        $      .21
Weighted average shares (000) (2):

   Basic .........................     24,563            24,199            20,799            20,170            20,568
   Diluted .......................     24,961            24,787            21,168            20,248            20,736


Total assets (000) ............... $  470,183        $  417,660        $  318,914        $  231,934        $  226,996
Current assets (000) ............. $  233,826        $  216,684        $  189,771        $   89,336        $   75,908
Current liabilities (000) ........ $   79,647        $   74,326        $   46,662        $   44,058        $   43,090
Long-term debt (000) ............. $   48,321        $   61,830        $   41,109        $   47,337        $   53,736
Stockholders' equity (000) ....... $  312,220        $  256,256        $  211,133        $  124,552        $  115,800
Return on average equity .........       20.1%             17.9%             14.8%              8.3%              3.7%

OPERATING DATA

Passengers carried ...............  5,503,290         4,900,921         2,989,062         2,656,602         2,340,366
Revenue passenger miles (000) ....  1,196,680         1,015,872           745,386           717,322           617,136
Available seat miles (000) .......  2,165,380         1,844,123         1,463,975         1,413,170         1,254,334
Load factor ......................       55.3%             55.1%             50.9%             50.8%             49.2%
Break-even load factor ...........       45.5%             46.3%             45.0%             47.9%             48.4%
Yield per revenue passenger mile .       39.0cent(s)       37.5cent(s)       34.8cent(s)       33.3cent(s)       33.2cent(s)
Revenue per available seat mile ..       21.8cent(s)       21.0cent(s)       18.1cent(s)       17.3cent(s)       16.9cent(s)
Cost per available seat mile .....       18.0cent(s)       17.6cent(s)       16.0cent(s)       16.3cent(s)       16.6cent(s)
Average passenger trip length ....        217               207               249               270               264
Number of aircraft at end of year         103                99                60                60                63

QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                      Fiscal Year 2000
                                    ----------------------------------------------------
                                      First     Second     Third      Fourth      Year
                                    --------   --------   --------   --------   --------
Operating revenues (000) ........   $111,562   $122,737   $117,381   $123,098   $474,778
Operating income (000) ..........   $ 20,476   $ 24,661   $ 20,180   $ 21,363   $ 86,680
Net income (000) (1) ............   $ 13,581   $ 15,944   $ 13,618   $ 13,961   $ 57,104
Net income per common share (2):
     Basic ......................   $    .55   $    .65   $    .55   $    .57   $   2.32
     Diluted ....................   $    .55   $    .64   $    .54   $    .55   $   2.29
Stock price data (2): High ......   $  30.25   $  27.63   $  29.00   $  39.13   $  39.13
                      Low .......   $  21.50   $  20.13   $  21.44   $  27.50   $  20.13

                                                      Fiscal Year 1999
                                    ----------------------------------------------------
                                      First     Second     Third      Fourth      Year
                                    --------   --------   --------   --------   --------
Operating revenues (000) ........   $ 81,959   $101,229   $102,255   $103,183   $388,626
Operating income (000) ..........   $ 13,502   $ 17,708   $ 15,276   $ 17,819   $ 64,305
Net income (000) ................   $  9,741   $ 12,854   $  8,525   $ 10,715   $ 41,835
Net income per common share (2):
     Basic ......................   $    .41   $    .53   $    .35   $    .44   $   1.73
     Diluted ....................   $    .40   $    .52   $    .34   $    .43   $   1.69
Stock price data (2): High ......   $  29.75   $  34.00   $  32.69   $  38.00   $  38.00
                      Low .......   $  17.69   $  15.00   $  16.06   $  25.13   $  15.00

(1) During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc., and recorded related losses of $793,000, or $(.03) per diluted share. The Scenic Operations have been reflected as Discontinued Operations in the accompanying consolidated financial statements, with corresponding reclassifications to previously reported information.

(2) On May 5, 1998, the Company's Board of Directors declared a 100 percent stock dividend (one share for each share outstanding) payable to stockholders of record on May 20, 1998. The dividend was distributed on June 8, 1998. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retro actively adjusted to reflect this stock dividend.

As of April 30, 2000, there were 1,004 holders of common stock. Cash dividends of $.20 and $.12 per share of outstanding common stock were accrued in fiscal years 2000 and 1999, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

The Company, through SkyWest Airlines, Inc. ("SkyWest"), operates a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 63 cities in 13 western states and Canada. Total operating revenues and passengers carried have grown consistently from fiscal 1995 through fiscal 2000, at compounded annual growth rates of approximately 20.8 percent and
21.6 percent, respectively. All of our growth has been internally generated without any material acquisitions. In fiscal 1995, SkyWest generated approximately 976 million available seat miles ("ASMs") and had a fleet of twenty-six 19-seat Metroliners, twenty-eight 30-seat Brasilias and six Canadair Regional Jets ("CRJs") at fiscal year end. As a result of additional aircraft acquisitions, SkyWest generated approximately 2.2 billion ASMs in fiscal 2000 with a fleet of 92 Brasilias and 11 CRJs at fiscal year end. The transition out of the Metroliner aircraft, completed in December 1996, enabled SkyWest to upgrade its aircraft to an all cabin-class fleet of Brasilias and CRJs, which offer increased passenger acceptance and capacity and higher operating efficiencies.

In fiscal 2000, the Company generated net income of $57.1 million, compared to $41.8 million in fiscal 1999 and $21.9 million in fiscal 1998. During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc., and recorded a net loss of $0.8 million on the sale. The amount has been reflected as Discontinued Operations in the accompanying consolidated financial statements. The improvement since fiscal 1996 reflects, among other factors, the addition of United Airlines, Inc. ("United") as a code-sharing partner and the completion of SkyWest's transition to an all cabin-class fleet.

SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") and United since 1987 and 1997, respectively. In February 1998, SkyWest executed an amendment to the United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets which began in April 1998. In January 1998, SkyWest executed an addendum to the United Express Agreement, expanding SkyWest's operations to serve as the United Express carrier in San Francisco which began in June 1998. SkyWest operates as the Delta Connection in Salt Lake City and as United Express in Los Angeles, San Francisco and in the Pacific Northwest. SkyWest believes that its success in attracting multiple code-sharing relationships is attributed to its delivery of high quality customer service with an all cabin-class fleet.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract flights, the major partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. As of March 31, 2000, approximately 65 percent of SkyWest's capacity was in contract flying and 35 percent was in SkyWest-controlled flying. SkyWest anticipates that it's contract flying operations will increase as additional routes are added to the SkyWest system; however, we anticipate that margins associated with fixed-fee routes will be less than the margins SkyWest has historically generated on mature SkyWest-controlled routes. Another benefit of the multiple code-sharing relationships is the ability to grow within two major airline systems. The Company has agreements to acquire an additional 55 CRJs with options for an additional 110 aircraft with deliveries beginning in May 2000. The Company has also entered into a conditional agreement for an additional 40 CRJs with options for an additional 80 aircraft. The conditional agreement is subject to final resolution of the scope clause negotiations between United and their pilot union and expires June 30, 2000. These aircraft will be allocated between the United Express and Delta Connection operations.

The Company has continued to emphasize cost management and better utilization of existing resources. During fiscal 2000, SkyWest experienced only a 2.3 percent increase in cost per ASM in spite of a 45 percent increase in the average cost of fuel during the year. Fuel costs are currently 12.5 percent of total airline operating expenses. Cost per ASM was 18.0cent(s) for fiscal 2000 compared to 17.6cent(s) for fiscal 1999.

RESULTS OF OPERATIONS

The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

                                                                        Fiscal Year Ended March 31,
                                         ----------------------------------------------------------------------------------
                                                   2000                           1999                           1998
                                         ----------------------        ------------------------       -----------------------
                                                  Percent Cents                   Percent Cents                  Percent  Cents
                                                    of     per                      of     per                     of      per
                                          Amount  Revenue  ASM          Amount    Revenue  ASM           Amount  Revenue   ASM
                                         -------- ------- -----        --------   ------- -----         -------- -------  -----
Salaries, wages and employee benefits .. $122,617  25.9%   5.7cent(s)  $101,243    26.2%    5.5cent(s)  $ 67,591  25.5%   4.6cent(s)
Aircraft costs .........................   82,102  17.4    3.8           70,561    18.2     3.8           52,357  19.8    3.6
Maintenance ............................   42,611   9.0    2.0           36,563     9.5     2.0           20,535   7.8    1.4
Fuel ...................................   48,424  10.2    2.2           29,477     7.6     1.6           28,510  10.8    2.0
Other airline expenses .................   90,389  19.1    4.2           84,712    21.9     4.6           62,701  23.7    4.3
Interest ...............................    2,726    .6     .1            2,376      .6      .1            1,639    .6     .1
                                         --------  ----   ----         --------    ----    ----         --------  ----   ----
Total airline expenses .................  388,869  82.2   18.0cent(s)   324,932    84.0    17.6cent(s)   233,333  88.3   16.0cent(s)
                                         --------  ----   ====         --------    ----    ====         --------  ----   ====
Other ..................................    1,955  93.8                   1,765    94.1                    1,622  93.6
                                         --------  ----                --------    ----                 --------  ----
Total operating expenses and interest .. $390,824  82.3%               $326,697    84.1%                $234,955  88.3%
                                         ========  ====                ========    ====                 ========  ====


FISCAL 2000 COMPARED TO FISCAL 1999

During fiscal 2000, SkyWest continued to improve upon its code-sharing agreements with its major code-sharing partners and took delivery of the last five Brasilias ordered. As a result, SkyWest experienced growth in available seat miles ("ASMs"), revenue passenger miles ("RPMs"), passengers carried and load factors. In fiscal 2000, net income increased 36.5 percent to $57.1 million, or $2.29 per diluted share, compared to $41.8 million, or $1.69 per diluted share in fiscal 1999. Consolidated operating revenues increased 22.2 percent to a record $474.8 million in fiscal 2000 compared to $388.6 million in fiscal 1999.

Passenger revenues, which represented 98.3 percent of total operating revenues, increased 22.4 percent to $466.7 million in fiscal 2000 compared to $381.4 million or 98.1 percent of total operating revenues in fiscal 1999. The increase is due to a 17.8 percent increase in RPMs and a 4.0 percent increase in yield per RPM. The increase in yield per RPM is the result of competitors eliminating or reducing scheduled service in the San Francisco and Los Angeles markets. Additionally, SkyWest implemented several fare increases during the last fiscal year which have remained intact. Fuel surcharges have also been added to fares to mitigate the increase in fuel prices the last half of the year. SkyWest also continues to maximize revenue by use of a state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per ASM 3.8 percent to 21.8cent(s) in fiscal 2000 compared to 21.0cent(s) in fiscal 1999.

During fiscal 2000, total airline operating revenues increased 22.2 percent and total airline operating expenses increased only 19.7 percent. As a result, total airline operating expenses and interest were 82.2 percent of total airline operating revenues in fiscal 2000 compared to 84.0 percent in fiscal 1999.

Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 25.9 percent in fiscal 2000 from 26.2 percent in fiscal 1999. The decrease is the result of airline operating revenues increasing 22.2 percent year over year and salaries, wages and employee benefits increasing only
21.1 percent year over year. The average number of employees was 3,302 for fiscal 2000 compared to 3,092 for fiscal 1999, an increase of 6.8 percent. The increase is due to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per ASM increased to 5.7cent(s) in fiscal 2000 from 5.5cent(s) in fiscal 1999.

Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 17.4 percent in fiscal 2000 from
18.2 percent in fiscal 1999. The decrease is due to airline operating revenues increasing 22.2 percent year over year and aircraft costs increasing only 16.4 percent year over year. Aircraft costs per ASM were 3.8cent(s) for both fiscal 2000 and 1999.

Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.0 percent in fiscal 2000 from 9.5 percent in fiscal 1999. The decrease is due to airline operating revenues increasing 22.2 percent year over year and maintenance expenses increasing only 16.5 percent year over year. Maintenance cost per ASM was 2.0 cents for both fiscal 2000 and 1999.

Fuel costs increased as a percentage of airline operating revenues to 10.2 percent in fiscal 2000 from 7.6 percent in fiscal 1999. The increase is due to an increase in the average cost of fuel per gallon to 93cent(s) in fiscal 2000 from 64cent(s) in fiscal 1999. As a result, fuel costs per ASM increased to 2.2cent(s) in fiscal 2000 from 1.6cent(s) in fiscal 1999.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 19.1 percent in fiscal 2000 compared to 21.9 percent in fiscal 1999. The decrease is primarily the result of the Company not incurring commissions on United Express related passenger revenues. As a result, cost per ASM decreased to 4.2cent(s) in fiscal 2000 from 4.6cent(s) in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

During fiscal 1999, SkyWest dramatically expanded its code-sharing agreements with United Airlines and added a record number of aircraft to the fleet. As a result, SkyWest experienced high growth factors in ASMs, RPMs, passengers carried and load factors. In fiscal 1999, net income increased 90.6 percent to $41.8 million, or $1.69 per diluted share, compared to $21.9 million, or $1.04 per diluted share in fiscal 1998. Consolidated operating revenues increased 46.0 percent to a record $388.6 million in fiscal 1999 compared to $266.1 million in fiscal 1998.

Passenger revenues, which represented 98.1 percent of total operating revenues, increased 47.1 percent to $381.4 million in fiscal 1999 compared to $259.3 million or 97.4 percent of total operating revenues in fiscal 1998. The increase was due to a 36.3 percent increase in RPMs and a 7.8 percent increase in yield per RPM. Effective April 23, 1998, SkyWest expanded its code-sharing relationship with United, as United Express, and began operating flights to/from Seattle and Portland. SkyWest also expanded its United Express operations at Los Angeles at the same time. Effective June 1, 1998, SkyWest further expanded its United Express operations and began operating flights to/from San Francisco. The increase in yield per RPM was also the result of improved revenue management resulting from schedule refinements and fleet rationalization. SkyWest also continued to maximize revenue by use of a state-of-the-art revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per ASM 16.0 percent to 21.0cent(s) in fiscal 1999 compared to 18.1cent(s) in fiscal 1998.

During fiscal 1999, total airline operating revenues increased 46.3 percent and total airline operating expenses increased only 39.0 percent. As a result, total airline operating expenses and interest were 84.0 percent of total airline operating revenues in fiscal 1999 compared to 88.4 percent in fiscal 1998.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 26.2 percent in fiscal 1999 from 25.5 percent in fiscal 1998. The increase was primarily the result of incentive payments to employees, which are based on SkyWest's profitability. The average number of employees was 3,092 for fiscal 1999 compared to 1,915 for fiscal 1998, an increase of 61.5 percent. The large increase was due to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per ASM increased to 5.5cent(s) in fiscal 1999 from 4.6cent(s) in fiscal 1998.

Aircraft costs, including aircraft rent and depreciation, decreased slightly as a percentage of airline operating revenues to 18.2 percent in fiscal 1999 from
19.8 percent in fiscal 1998. The decrease was due to airline operating revenues increasing at 46.3 percent year over year and aircraft costs increasing only
34.8 percent year over year. Aircraft costs per ASM were 3.8cent(s) in fiscal 1999 compared to 3.6cent(s) in fiscal 1998.

Maintenance expense increased slightly as a percentage of airline operating revenues to 9.5 percent in fiscal 1999 from 7.8 percent in fiscal 1998. The increase was due to the Company incurring initial heavy maintenance charges to bring the acquired used Brasilias up to SkyWest's maintenance standards. Maintenance cost per ASM was 2.0cent(s) in fiscal 1999, compared to 1.4cent(s) in fiscal 1998.

Fuel costs decreased as a percentage of airline operating revenues to 7.6 percent in fiscal 1999 from 10.8 percent in fiscal 1998. The decrease was due primarily to a decrease in the average cost of fuel per gallon to 64cent(s) in fiscal 1999 from 81cent(s) in fiscal 1998. As a result, fuel costs per ASM decreased to 1.6cent(s) in fiscal 1999 from 2.0cent(s) in fiscal 1998.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 21.9 percent in fiscal 1999 compared to 23.7 percent in fiscal 1998. The decrease was primarily the result of the Company not incurring commissions on United Express related passenger revenues. However, due to a 17 percent decrease in the average passenger trip length, cost per ASM increased to 4.6" in fiscal 1999 from 4.3" in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $154.2 million and a current ratio of 2.9:1 at March 31, 2000 compared to working capital of $142.4 million and a current ratio of 2.9:1 at March 31, 1999. The principal sources of funds during fiscal 2000 were $86.5 million generated from operations, $3.7 million of proceeds from the sale of property and equipment, $3.3 million from the sale of common stock, and $0.4 million of tax benefit from exercise of common stock options. During fiscal 2000, the Company invested $37.2 million in available-for-sale securities, $33.5 million in flight equipment, $26.9 million in net deposits on aircraft, and $11.4 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $9.7 million and paid $2.9 million in cash dividends. These factors resulted in a $27.7 million decrease in cash and cash equivalents during fiscal 2000.

The Company's position in available-for-sale securities, consisting primarily of investment grade bonds, bond funds and commercial paper, increased to $146.8 million at March 31, 2000 compared to $109.6 million at March 31, 1999.

SkyWest acquired five Brasilia aircraft under operating lease arrangements during fiscal 2000 at a cost of approximately $40 million. During fiscal 1999, SkyWest entered into an agreement to acquire 25 CRJs and related spare parts inventory and support equipment together with options on 25 additional aircraft. SkyWest entered into agreements to acquire an additional 30 CRJs and secured options for an additional 85 aircraft in fiscal 2000. This brings the total firm order to 55 jet aircraft at an aggregate cost of approximately $1.2 billion and 110 options. Of the 110 options to acquire additional CRJs, 55 are at fixed prices (subject to cost escalations), have delivery schedules and are exercisable through July 2003. The remaining 55 options are at fixed prices (subject to cost escalations), do not have delivery schedules and do not carry an expiration date. During fiscal 2000, SkyWest also entered into a conditional agreement for 40 additional CRJs at an aggregate cost of $880 million and secured options on an additional 80 CRJs. The conditional agreement is subject to the final resolution of the scope clause negotiations between United and their pilot union and expires June 30, 2000. The options are exercisable in blocks of five aircraft and expire 18 months before the estimated delivery of the optioned aircraft in each block.

The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 2000, the Company leased 82 aircraft with remaining lease terms ranging from 1 to 15 years. Future minimum lease payments due under all long-term operating leases were approximately $581.9 million at March 31, 2000. The present value of the operating lease obligations is $379.6 million at March 31, 2000, using an eight percent discount factor.

The Company's long-term debt was incurred in connection with the acquisition of Brasilia aircraft and certain amounts are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.04 percent on $34.6 million of the long-term debt, at March 31, 2000. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt of $26.2 million, the average effective rate is 3.82 percent at March 31, 2000 and the lender has assumed the risk of the subsidy payments.

The Company expended approximately $42.7 million for non-aircraft capital expenditures during the year ended March 31, 2000, consisting primarily of aircraft engine overhauls, ground and ramp equipment and rotable spares related to expansion, aircraft modifications to be made pursuant to industry-wide FAA directives, buildings and ground equipment and rental vehicles.

The Company has available $10.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 8.75 percent at March 31, 2000. The Company believes that in the absence of unusual circumstances the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditure, lease payment and debt service requirements for at least the next 12 months.

SEASONALITY

As is common in the airline industry, SkyWest's operations are favorably affected by increased travel, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. However, SkyWest does expect some mitigation of the historical seasonal trends due to an increase in the portion of its operations in contract flying.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

AIRCRAFT FUEL

The Company is exposed to fluctuations in the price and availability of aircraft fuel that affect the Company's earnings. Currently, the Company has limited its exposure to fuel price increases with respect to approximately 65 percent of available seat miles produced, due to contractual arrangements with Delta and United. These major airlines reimburse the Company for the actual cost of fuel on contracted flights. The impact of market risk is estimated using a hypothetical increase in fuel price per gallon of 10 percent for the quarter and 12 months ended March 31, 2000 and 1999. Based on this hypothetical assumption and after considering the impact of the contractual arrangements, the Company would have experienced an increase in fuel expense of approximately $531,000 for the quarter ended March 31, 2000 and $247,000 for the quarter ended March 31, 1999. The Company would have experienced an increase in fuel expense of approximately $1,649,000 for the 12 months ended March 31, 2000 and $785,000 for the 12 months ended March 31, 1999. The Company currently intends to use cash generated by operating activities to fund any adverse change in the price of fuel.

INTEREST RATES

The Company's earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rate applicable to variable rate notes may rise and increase the amount of interest expense. The Company would also receive higher amounts of interest income on its cash and securities held at the time. At March 31, 2000 the Company had variable rate notes representing 7.5 percent of the total long-term debt and 8 percent at March 31, 1999. The impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for both the Company's variable rate long-term debt and cash and securities. Based on this hypothetical assumption, the Company would have incurred an additional $12,000 in interest expense and received $459,000 in additional interest income for the quarter ended March 31, 2000 and an additional $15,000 in interest expense and received $419,000 in additional interest income for the quarter ended March 31, 1999. Additionally, the Company would have incurred $51,000 in interest expense and received $1,666,000 in additional interest income for the 12 months ended March 31, 2000 and an additional $65,000 in interest expense and received $1,581,000 in additional interest income for the 12 months ended March 31, 1999. As a result of this hypothetical assumption, the Company believes it could fund interest rate increases on its variable rate long-term debt with the increased amounts of interest income. The Company does not have significant exposure to the changing interest rates on its fixed-rate long-term debt instruments, which represent
92.5 percent of the total long-term debt at March 31, 2000 and 92.0 percent at March 31, 1999.

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

/s/ Jerry C. Atkin                     /s/ Bradford R. Rich

Jerry C. Atkin                         Bradford R. Rich
Chairman, President and                Executive Vice President
Chief Executive Officer                Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SkyWest, Inc.:

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. (a Utah corporation) and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Salt Lake City, Utah
May 19, 2000

                         SKYWEST, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                    ASSETS

                                                            March 31,   March 31,
                                                              2000        1999
                                                           ----------   ---------
CURRENT ASSETS:
    Cash and cash equivalents ..........................   $  24,544    $  52,237
    Available-for-sale securities ......................     146,804      109,580
    Receivables, less allowance for doubtful accounts of
              $59 in 2000 and $203 in 1999 .............       9,512       13,273
    Inventories ........................................      16,195       13,863
    Prepaid aircraft rents .............................      23,880       18,755
    Other current assets ...............................      12,891        8,976
                                                           ---------    ---------
      Total current assets .............................     233,826      216,684
                                                           ---------    ---------
PROPERTY AND EQUIPMENT, at cost:
    Aircraft and rotable spares ........................     230,248      225,233
    Deposits on aircraft ...............................      68,372       41,463
    Buildings and ground equipment .....................      38,832       39,418
    Rental vehicles ....................................       3,861        4,603
                                                           ---------    ---------
                                                             341,313      310,717
    Less-accumulated depreciation and amortization .....    (107,359)    (111,793)
                                                           ---------    ---------
                                                             233,954      198,924
                                                           ---------    ---------
OTHER ASSETS ...........................................       2,403        2,052
                                                           ---------    ---------
                                                           $ 470,183    $ 417,660
                                                           =========    =========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                             (Dollars in thousands)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 March 31,     March 31,
                                                                   2000          1999
                                                                 ---------    -----------
CURRENT LIABILITIES:
    Current maturities of long-term debt .....................   $  12,437    $   8,497
    Trade accounts payable ...................................      42,385       38,463
    Accrued salaries, wages and benefits .....................      10,254       10,471
    Engine overhaul accrual ..................................       9,889        7,167
    Income taxes payable .....................................          --        5,937
    Taxes other than income taxes ............................       3,230        2,372
    Air traffic liability ....................................       1,452        1,419
                                                                 ---------    ---------
      Total current liabilities ..............................      79,647       74,326
                                                                 ---------    ---------

LONG-TERM DEBT, net of current maturities ....................      48,321       61,830
                                                                 ---------    ---------

DEFERRED INCOME TAXES PAYABLE ................................      29,995       25,248
                                                                 ---------    ---------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

STOCKHOLDERS' EQUITY:
    Preferred stock, 5,000,000 shares authorized; none issued           --           --
    Common stock, no par value, 40,000,000 shares authorized;
      27,685,478 and 27,418,594 shares issued, respectively ..     165,765      162,116
Retained earnings ............................................     168,331      114,425
    Treasury stock, at cost, 2,949,200 shares ................     (20,285)     (20,285)
    Net unrealized depreciation on available-for-sale
      securities .............................................      (1,591)          --
                                                                 ---------    ---------

      Total stockholders' equity .............................     312,220      256,256
                                                                 ---------    ---------

                                                                 $ 470,183    $ 417,660
                                                                 =========    =========

                        CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       For the year ended March 31,
                                                               --------------------------------------------
                                                                   2000            1999            1998
                                                               ------------    ------------    ------------
Operating revenues:
   Passenger ...............................................   $    466,733    $    381,409    $    259,314
   Freight and other .......................................          8,045           7,217           6,821
                                                               ------------    ------------    ------------
         Total operating revenues ..........................        474,778         388,626         266,135
                                                               ------------    ------------    ------------

Operating expenses:
   Flying operations .......................................        176,159         137,231         103,636
   Aircraft, traffic and passenger service .................         65,822          58,826          38,957
   Maintenance .............................................         60,400          51,370          29,299
   Promotion and sales .....................................         27,698          29,432          25,505
   Depreciation and amortization ...........................         28,463          23,237          19,305
   General and administrative ..............................         27,601          22,460          14,992
   Other ...................................................          1,955           1,765           1,622
                                                               ------------    ------------    ------------
         Total operating expenses ..........................        388,098         324,321         233,316
                                                               ------------    ------------    ------------

Operating income ...........................................         86,680          64,305          32,819
                                                               ------------    ------------    ------------
Other income (expense):
   Interest expense ........................................         (2,726)         (2,376)         (1,639)
   Interest income .........................................          8,575           7,553           4,090
   Gain (loss) on sales of property and equipment ..........            309             419             (45)
                                                               ------------    ------------    ------------
         Total other income ................................          6,158           5,596           2,406
                                                               ------------    ------------    ------------

Income before provision for income taxes ...................         92,838          69,901          35,225
Provision for income taxes .................................         35,734          27,273          13,565
                                                               ------------    ------------    ------------
Income from continuing operations ..........................         57,104          42,628          21,660
                                                               ------------    ------------    ------------

Discontinued operations, net of income taxes:
   (Loss) income from operations of Scenic Airlines ........           --              (168)            284
   Loss on disposition of Scenic Airlines ..................           --              (625)           --
                                                               ------------    ------------    ------------
                                                                       --              (793)            284
                                                               ------------    ------------    ------------

Net income .................................................   $     57,104    $     41,835    $     21,944
                                                               ============    ============    ============

Income from continuing operations per common share:
   Basic ...................................................   $       2.32    $       1.76    $       1.04
   Diluted .................................................   $       2.29    $       1.72    $       1.02
(Loss) income from discontinued operations per common share:
   Basic and diluted .......................................           --      $       (.03)   $        .02
Net income per common share:
   Basic ...................................................   $       2.32    $       1.73    $       1.06
   Diluted .................................................   $       2.29    $       1.69    $       1.04
Weighted average number of common shares outstanding:
   Basic ...................................................     24,563,000      24,199,000      20,799,000
   Diluted .................................................     24,961,000      24,787,000      21,168,000

                 The accompanying notes are an integral part of
                         these consolidated statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                     Net unrealized
                                                                                                                    depreciation on
                                                         Common Stock                             Treasury Stock     available-for-
                                                   -----------------------    Retained     -------------------------      sale
                                                     Shares       Amount      Earnings        Shares        Amount     securities
                                                   ----------   ----------   ----------    -----------   -----------   ----------
Balance at March 31, 1997 ......................   23,249,622   $   89,146   $   55,691    (2,949,200)   $  (20,285)   $       --
   Net income ..................................           --           --       21,944            --            --            --
   Exercise of common stock options
       (at prices ranging from $6.32 to
         $16.63 per share) .....................      383,420        3,465           --            --            --            --
   Sale of common stock under
       employee stock purchase plan ............      106,068          663           --            --            --            --
   Sale of common stock, net of offering
      costs of $3,648 ..........................    3,220,000       61,557           --            --            --            --
   Tax benefit from exercise of common
       stock options ...........................           --        1,086           --            --            --            --
   Cash dividends ($.10 per share) .............           --           --       (2,134)           --            --            --
                                                   ----------   ----------   ----------    -----------   -----------   ----------
Balance at March 31, 1998 ......................   26,959,110      155,917       75,501    (2,949,200)      (20,285)           --
   Net income ..................................           --           --       41,835            --            --            --
   Exercise of common stock options
      (at prices ranging from $6.88 to
         $16.63 per share) .....................      399,606        3,905           --            --            --            --
   Sale of common stock under
      employee stock purchase plan .............       59,878        1,062           --            --            --            --
   Tax benefit from exercise of common
      stock options ............................           --        1,232           --            --            --            --
   Cash dividends ($.12 per share) .............           --           --       (2,911)           --            --            --
                                                   ----------   ----------   ----------    -----------   -----------   ----------
Balance at March 31,1999 .......................   27,418,594      162,116      114,425    (2,949,200)      (20,285)           --
   Net income ..................................           --           --       57,104            --            --            --
   Exercise of common stock options
      (at prices ranging from $6.88 to
         $12.75 per share) .....................      183,056        1,443           --            --            --            --
   Sale of common stock under
      employee stock purchase plan .............       83,828        1,816           --            --            --            --
   Tax benefit from exercise of common
      stock options ............................           --          390           --            --            --            --
   Cash dividends ($.20 per share) .............           --           --       (3,198)           --            --            --
   Net unrealized depreciation on available-for-
      sale securities ..........................           --           --           --            --            --        (1,591)
                                                   ----------   ----------   ----------    -----------   -----------   ----------
Balance at March 31, 2000 ......................   27,685,478   $  165,765   $  168,331    (2,949,200)   $  (20,285)   $   (1,591)
                                                   ==========   ==========   ==========    ===========    ==========    ==========

                 The accompanying notes are an integral part of
                         these consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                         For the year ended March 31,
                                                                     -----------------------------------
                                                                        2000         1999         1998
                                                                     ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .........................................................   $  57,104    $  41,835    $  21,944
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ...................................      28,463       23,237       19,305
   Nonairline depreciation and amortization ........................       1,099        1,026        4,848
   Maintenance expense related to disposition of rotable spares ....       1,880          259          322
   Gain on sales of property and equipment .........................        (309)        (419)        (374)
   Loss on disposition of Scenic Airlines ..........................          --          992           --
   (Decrease) increase in allowance for doubtful accounts ..........        (144)          79           20
   Increase in deferred income taxes ...............................       4,747        5,238        4,023
   Changes in operating assets and liabilities:
     Decrease (increase) in receivables ............................       3,905       (4,368)         132
     Increase in inventories, net of dispositions ..................      (2,332)      (5,502)      (1,749)
     Increase in other current assets ..............................      (9,040)     (11,300)      (2,802)
     Decrease in net current assets of discontinued operations .....          --        1,596           --
     Increase in trade accounts payable ............................       3,667       13,759        1,129
     Increase in engine overhaul accrual ...........................       2,722        1,627          767
     Decrease in fleet restructuring accrual .......................          --           --         (290)
     (Decrease) increase in other current liabilities ..............      (5,263)       9,947        1,132
                                                                       ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................      86,499       78,006       48,407
                                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases and maturities of available-for-sale securities, net ..     (37,224)     (94,953)          --
   Proceeds from sale of available-for-sale securities .............          --           --        3,343
   Net unrealized depreciation on available-for-sale securities ....      (1,591)          --           --
   Acquisition of property and equipment:
       Aircraft and rotable spares .................................     (33,476)     (58,780)     (22,812)
       Deposits on aircraft and rotable spares .....................     (32,709)     (41,463)          --
       Buildings and ground equipment ..............................      (5,424)      (5,633)      (4,572)
       Rental vehicles .............................................      (3,847)      (4,989)      (2,392)
   Proceeds from sales of property and equipment ...................       3,698        2,899       11,238
   Proceeds from sale of Scenic Airlines ...........................          --       21,141           --
   Decrease in deposits on aircraft and rotable spares .............       5,800           --           --
   Increase in net long-term assets of discontinued operations .....          --          914           --
   Increase in other assets ........................................        (555)        (616)         (29)
                                                                       ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES ..............................    (105,328)    (181,480)     (15,224)
                                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of common stock ......................       3,258        4,967       65,685
   Tax benefit from exercise of common stock options ...............         390        1,232        1,086
   Payment of cash dividends .......................................      (2,943)      (2,778)      (2,041)
   Reduction of long-term debt .....................................      (9,569)     (16,700)      (7,427)
   Proceeds from issuance of long-term debt ........................          --       29,218       11,500
                                                                       ---------    ---------    ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES ................      (8,864)      15,939       68,803
                                                                       ---------    ---------    ---------

(Decrease) increase in cash and cash equivalents ...................     (27,693)     (87,535)     101,986
Cash and cash equivalents at beginning of year .....................      52,237      139,772       37,786
                                                                       ---------    ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR ...........................   $  24,544    $  52,237    $ 139,772
                                                                       =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest ...........................................................   $   2,799    $   2,601    $   3,012
Income taxes .......................................................   $  39,849       18,233        8,221

                 The accompanying notes are an integral part of
                         these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of SkyWest, Inc. (a Utah corporation) and its wholly owned subsidiaries, SkyWest Airlines, Inc. ("SkyWest") and National Parks Transportation, Inc. ("NPT"), collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc. ("Scenic"). As a result, certain reclassifications have been made in the accompanying consolidated financial statements to reflect the impact of these sales and to classify the operations of Scenic as Discontinued Operations (see
Note 7).

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

AVAILABLE-FOR-SALE SECURITIES

The Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. The Company's position in available-for-sale securities consists primarily of investment grade bonds, bond funds and commercial paper. Unrealized holding gains and losses are recorded as a separate component of stockholders' equity.

INVENTORIES

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence. Expendable inventory parts are charged to expense as used.

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

INCOME TAXES

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of March 31, 2000 and 1999, the Company had recorded current deferred tax assets of $9,992,000 and $6,789,000, respectively (which are included in other current assets), and deferred tax liabilities of $29,995,000 and $25,248,000, respectively.

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

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share amounts):

Year ended March 31,                               2000      1999      1998
------------------------------------------------------------------------------
Numerator:
   Net income ..................................  $57,104   $41,835   $21,944
                                                  =======   =======   =======

Denominator:
   Weighted average common shares outstanding ..   24,563    24,199    20,799
   Effect of options ...........................      398       588       369
                                                  -------   -------   -------
                                                   24,961    24,787    21,168
                                                  =======   =======   =======

Basic EPS .....................................   $  2.32   $  1.73   $  1.06
Diluted EPS ...................................   $  2.29   $  1.69   $  1.04
                                                  =======   =======   =======

COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" which establishes a standard for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the results of transactions with shareholders. As of March 31, 2000, comprehensive income includes net income and an adjustment, net of tax, to reflect an unrealized loss on available-for-sale securities of $1,591,000. This adjustment has been reflected in the accompanying Consolidated Statements of Stockholders' Equity as of March 31, 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended the effective date of SFAS 133. SFAS 133 will now be effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect SFAS 133 to have a material impact on the Company's results of operations, financial position or liquidity.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements". SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Implementation of SAB 101 is required in the company's first fiscal quarter of 2001. All registrants are expected to apply the accounting and disclosure requirements described in SAB 101. The Company does not expect SAB 101 to have a material impact on the Company's consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company"s long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $54,157,000 as of March 31, 2000, as compared to the carrying amount of $60,758,000.

SEGMENT REPORTING

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. As a result of the sale of Scenic in fiscal 1999 (see Note 7), management believes that the Company has only one operating segment in accordance with SFAS No. 131 because the Company's core remaining business consists of scheduled airline passenger service.

(2) LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                      As of March 31,
                                                                                   --------------------
                                                                                     2000        1999
                                                                                   --------    --------
                                                                                      (in thousands)
Notes payable to bank, due in semi-annual installments plus interest at 3.72% to
     3.86%, net of the benefits of interest rate subsidies through the Brazilian
     Export financing program, through February 2011, secured by aircraft ........ $ 26,167    $ 29,218

Notes payable to banks, due in monthly installments including interest at
     6.70% to 7.37% through January 2006, secured by aircraft ....................   17,936      20,734

Notes payable to bank and financing company, due in quarterly installments plus
     interest at 7.64% to 8.58% through March 2005, secured by aircraft ..........    6,328       7,410

Note payable to bank, due in monthly installments plus interest at 6.36% through
     November 2000, balloon payment of $3,937,000 due December 2000,
     secured by aircraft .........................................................    4,502       5,274

Note payable to bank, due in quarterly installments plus interest based on three month LIBOR (6.28% at March 31, 2000) through September 2003, secured by
     aircraft ....................................................................    2,341       3,010

Note payable to bank, due in monthly installments plus interest based on one month LIBOR (5.94% at March 31, 2000) through June 2003, secured by
     aircraft ....................................................................    2,133       2,790

Note payable to bank, due in semi-annual installments plus interest at 8.50%
     through May 2002, secured by aircraft .......................................    1,351       1,891
                                                                                   --------    --------
                                                                                     60,758      70,327

Less current maturities ..........................................................  (12,437)     (8,497)
                                                                                   --------    --------
                                                                                   $ 48,321    $ 61,830
                                                                                   ========    ========

The aggregate amounts of principal maturities of long-term debt as of March 31, 2000, are as follows (in thousands):

       Year ending March 31,
       ---------------------
                2001                            $12,437
                2002                              8,262
                2003                              8,340
                2004                              6,901
                2005                              6,499
                Thereafter                       18,319
                                                -------
                                                $60,758

The Company's long-term debt was incurred in connection with the acquisition of Brasilia aircraft and certain amounts are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.04 percent, on $34.6 million of the long-term debt, at March 31, 2000. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt of $26.2 million, the lender has assumed the risk of the subsidy payments which has reduced the average effective rate on this debt to approximately 3.82 percent at March 31, 2000.

As of March 31, 2000, the Company had available $10,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 8.00 percent at March 31, 2000.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, sale or lease of assets and ratio of long-term debt to tangible net worth. As of March 31, 2000, the Company was in compliance with all the debt covenants.

(3) INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                                  Year ended March 31,
                                           -------------------------------
                                             2000        1999       1998
                                           --------    --------   --------
Current tax provision:
   Federal .............................   $ 27,510    $ 22,297   $  7,457
   State ...............................      5,484       4,348      2,104
                                           --------    --------   --------
                                             32,994      26,645      9,561
                                           --------    --------   --------
Deferred tax provision :
   Federal .............................      2,294         528      3,363
   State ...............................        446         100        641
                                           --------    --------   --------
                                              2,740         628      4,004
                                           --------    --------   --------
Provision for income taxes .............   $ 35,734    $ 27,273   $ 13,565
                                           ========    ========   ========

The following is a reconciliation between the statutory Federal income tax rate of 35 percent and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                  Year ended March 31,
                                           -------------------------------
                                             2000        1999       1998
                                           --------    --------   --------
Computed "expected" provision for income
    taxes at the statutory rates .......   $ 32,493    $ 24,465   $ 12,329
Increase (decrease) in income taxes
    resulting from:
      State income taxes, net of Federal
        income tax benefit .............      3,565       2,777      1,391
      Other, net .......................       (324)         31       (155)
                                           --------    --------   --------
Provision for income taxes .............   $ 35,734    $ 27,273   $ 13,565
                                           ========    ========   ========

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

                                         As of March 31,
                                      --------------------
                                        2000        1999
                                      --------    --------
Deferred tax assets:
    Accrued benefits ..............   $  1,550    $  1,293
        Engine overhaul accrual ...      3,955       2,867
    Accrued reserves and other ....      4,508       2,995
                                      --------    --------
Total deferred tax assets .........     10,013       7,155
                                      --------    --------

Deferred tax liabilities:
        Accelerated depreciation ..    (29,688)    (24,879)
        Other .....................       (329)       (735)
                                       --------    --------
Total deferred tax liabilities ....    (30,017)    (25,614)
                                       --------    --------

Net deferred tax liability ........   $(20,000)   $(18,459)
                                       ========    ========

(4) COMMITMENTS AND CONTINGENT LIABILITIES

LEASE OBLIGATIONS

The Company leases 82 aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2000 (in thousands):

          Year ending March 31,
          ---------------------
          2001                                    $  60,665
          2002                                       60,573
          2003                                       58,463
          2004                                       54,527
          2005                                       50,502
          Thereafter                                297,134
                                                  ---------
                                                  $ 581,864
                                                  =========

Total rental expense for noncancelable operating leases was approximately $59,063,000, $49,232,000, and $35,188,000 for the years ended March 31, 2000,
1999 and 1998, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $9,932,000, $10,629,000, and $6,505,000 for the years ended March 31, 2000, 1999 and 1998, respectively.

PURCHASE COMMITMENTS AND OPTIONS

SkyWest acquired five Brasilia aircraft under operating lease arrangements during fiscal 2000 at a cost of approximately $40 million. During fiscal 1999, SkyWest entered into an agreement to acquire 25 CRJs and related spares parts inventory and support equipment together with options on 25 additional aircraft. SkyWest entered into agreements to acquire an additional 30 CRJs and secured options for an additional 85 aircraft in fiscal 2000. This brings the total firm order to 55 jet aircraft at an aggregate cost of approximately $1.2 billion and 110 options. Of the 110 options to acquire additional CRJs, 55 are at fixed prices (subject to cost escalations), have delivery schedules and are exercisable through July 2003. The remaining 55 options are at fixed prices (subject to cost escalations), do not have delivery schedules and do not carry an expiration date. During fiscal 2000, SkyWest also entered into a conditional agreement for 40 additional CRJs at an aggregate cost of $880 million and secured options on an additional 80 CRJs. The conditional agreement is subject to the final resolution of the scope clause negotiations between United and their pilot union and expires June 30, 2000. The options are exercisable in blocks of five aircraft and expire 18 months before the estimated delivery of the optioned aircraft in each block.

LEGAL MATTERS

The Company is subject to certain legal actions which it considers routine to its business activities. As of March 31, 2000, management believes, after the consultation with legal counsel, that the ultimate outcome of such legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

STANDBY LETTERS OF CREDIT

As of March 31, 2000, the Company has outstanding letters of credit totaling approximately $3,086,000 related to requirements of certain airports, port authorities and workers compensation agreements.

CASH AND CASH EQUIVALENTS

As of March 31, 2000, the Company has demand deposits and money market accounts totaling $1,946,000 with Wells Fargo Bank, $147,000 with Citibank, and $5,012,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

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

SUBSEQUENT CASH DIVIDEND

On May 9, 2000, the Company's Board of Directors declared a regular quarterly cash dividend of $.04 per share payable to stockholders of record on June 30, 2000, distributable July 14, 2000.

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

Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 2000, 1999 and 1998.

                                       2000                    1999                   1998
                               ---------------------  ---------------------   ----------------------
                                            Weighted               Weighted                 Weighted
                               Number of    Average   Number of    Average    Number of      Average
                                Options      Price     Options      Price      Options        Price
                               ---------    --------  ---------    --------   ---------     --------
Outstanding at
    beginning of year .......    1,226,473    $ 14.90     990,716     $ 8.34    1,132,350     $  9.19
Granted .....................      340,000      26.18     660,000      21.93      346,000        6.65
Exercised ...................     (183,056)      7.88    (399,606)      9.77     (383,420)       9.04
Canceled ....................      (48,879)     22.36     (24,637)     17.73     (104,214)       9.33
                                 ---------              ---------               ---------
Outstanding at end of year...    1,334,538    $ 18.46   1,226,473    $ 14.90      990,716     $  8.34
                                 =========    =======   =========    =======    ==========    =======
Options exerciseable at
    year-end ................       94,528                 79,112                289,716
Weighted average fair
    value of options
    granted during the year..   $    11.37                 $ 8.99                 $ 4.97

The following table summarizes information about stock options outstanding at March 31, 2000:

                                Options Outstanding                               Options Exercisable
              ----------------------------------------------------------   -----------------------------------
Range of           Number        Weighted Average      Weighted Average        Number         Weighted Average
Exercise         Outstanding        Remaining              Exercise          Exercisable          Exercise
Prices        at March 31,2000   Contractual Life            Price         at March 31,2000         Price
----------    ----------------   ----------------      -----------------   ----------------   ----------------
$5 to $15           403,528          5.6 years              $  7.04            94,528                $ 8.64
$16 to $27          931,010          7.8 years                23.41                --                    --
                  ---------                                                    ------
$5 to $27         1,334,538          7.1 years                18.46            94,528                  8.64
                  =========                                                    ======

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans, which include the Option Plan and the Stock Purchase Plan (see Note 6). SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income and net income per share as if the Company had accounted for its stock options and employee stock purchases granted or sold subsequent to April 1, 1996, under the fair value method of the statement. The fair value of these stock options and employee stock purchases was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2000, 1999 and 1998: a risk-free interest rate of 5.5 percent for fiscal 2000, 4.8 percent for fiscal 1999 and 5.6 percent for fiscal 1998, a dividend yield of .5 percent for fiscal 2000, 1999 and 1998, a volatility factor of the expected common stock price of .496 for fiscal 2000,
 .465 for fiscal 1999 and .390 for fiscal 1998 and a weighted average expected life of four years for the stock options and six months for employee stock purchases for all the years presented. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the vesting period of the respective stock options and employee stock purchases.

Following are the pro forma disclosures and the related impact on net income and net income per share (in thousands, except per share information):

                                    Year Ended March 31,
                               ------------------------------
                                 2000       1999        1998
                               --------   --------   --------
Net income:
    As reported ............   $ 57,104   $ 41,835   $ 21,944
    Pro forma ..............   $ 54,990   $ 40,194   $ 21,213
Net income per common share:
    Diluted as reported ....   $   2.29   $   1.69   $   1.04
    Diluted pro forma ......   $   2.20   $   1.62   $   1.00

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1996, and due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

(6) RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

RETIREMENT PLAN

The Company sponsors the SkyWest Airlines Employee's Retirement Plan (the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100 percent of such contributions up to 2 percent, 4 percent or 6 percent of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company"s combined contribution was approximately $4,207,000, $3,800,000 and $2,729,000 to the Plan for the years ended March 31, 2000, 1999 and 1998, respectively.

EMPLOYEE STOCK PURCHASE PLAN

On February 7, 1996, the Company"s Board of Directors approved the SkyWest, Inc. 1996 Employee Stock Purchase Plan ("the Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except employees who own five percent or more of the Company's common stock. The Stock Purchase Plan enables employees to purchase shares of the Company"s common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the fiscal year ended March 31, 2000, 83,828 shares were purchased by employees at prices of $21.20 and $22.07. For the fiscal year ended March 31, 1999, 59,878 shares were purchased by employees at prices of $12.38 and $25.18. For the fiscal year ended March 31, 1998, 106,068 shares were purchased by employees at prices of $5.90 and $6.64. In addition, as of March 31, 2000, $652,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice.

(7) DISCONTINUED OPERATIONS

On August 26, 1998, the Company entered into an Asset Purchase Agreement ("Agreement") with Eagle Canyon Airlines, Inc. ("Eagle") to sell a majority of the assets of Scenic Airlines, Inc. ("Scenic"). Included under the Agreement were all of the assets, properties, rights and business of Scenic related to its Las Vegas based tour and scheduled flight operations. The agreement was consummated on December 23, 1998 with the Company receiving cash proceeds of $16.2 million. Additionally, the Company recorded a pretax loss of approximately $0.3 million on the sale during fiscal 1999.

On January 11, 1999, the Company entered into an agreement ("Page Agreement") with JCMI, LLC, to sell the remainder of the assets and business of Scenic. The Page Agreement includes all of the assets, properties, rights and business of Scenic related to its Page, Arizona tour operations. The agreement was consummated on March 2, 1999 with the Company receiving total proceeds of $5.0 million consisting of cash and a secured promissory note of $1.9 million. The Company recorded a pretax loss of approximately $0.7 million on the sale during fiscal 1999.

The accompanying condensed consolidated financial statements reflect the operations of Scenic as Discontinued Operations. Accordingly, the revenues, costs and expenses, assets and liabilities of Scenic have been excluded from the respective captions in the financial statements and have been reported through the date of disposition as income (loss) from discontinued operations, net of income taxes and net assets of discontinued operations. The revenues of Scenic amounted to $28.0 million and $31.0 million for the years ended March 31, 1999 and 1998, respectively.

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

As of March 31, 2000, Delta owned 3,107,798 shares of common stock which represents 12.6 percent of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $6,475,000, $8,409,000 and $8,893,000 during the years ended March 31, 2000,
1999 and 1998, respectively. United provides services to the Company consisting of reservation, passenger and ground handling-services. The Company paid $7,578,000, $5,294,000 and $742,000 to United for their services for the year ended March 31, 2000, 1999 and 1998, respectively.

The Company had a net payable to Delta of $1,546,000 as of March 31, 2000 and a net receivable from Delta of $761,000 as of March 31, 1999. The Company had net receivables from United of $144,000 and $1,553,000 as of March 31, 2000 and 1999, respectively.

(9) SUBSEQUENT EVENT

Subsequent to year-end, the Company entered into a Purchase Agreement ("Agreement") with an individual purchaser to sell all the outstanding shares of National Parks Transportation, Inc., a wholly owned subsidiary of the Company. The purchase price consists of a total of $325,000 and the fair market value of all rental related vehicles on August 17, 2000. As of the date of the Agreement, a non-refundable deposit of $50,000 had been paid and will be applied to the purchase price. The Agreement also excludes certain assets and liabilities from the transaction. During fiscal 2000, NPT had revenues of approximately $2.1 million and net book value on rental related vehicles of approximately $3.3 million. As a result of the sale, management believes it will result in an immaterial gain to the overall consolidated financial statements of the Company.