Form 10-K, Exhibit 13
period 2001-03-31
SKYWEST INC
filed 2001-06-29
CIK 793733

                                                                    EXHIBIT 13.1


                         SKYWEST, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                     ASSETS

                                                                   March 31,             March 31,
                                                                     2001                  2000
                                                                   ---------             ---------
CURRENT ASSETS:
   Cash and cash equivalents                                       $  27,202             $  24,544

   Available-for-sale securities                                     252,827               146,804
   Receivables, less allowance for doubtful accounts of
            $64 in 2001 and $59 in 2000                               15,928                 9,512
   Inventories                                                        20,069                16,195
   Prepaid aircraft rents                                             25,494                23,880
   Other current assets                                               13,472                12,891
                                                                   ---------             ---------

     Total current assets                                            354,992               233,826
                                                                   ---------             ---------

PROPERTY AND EQUIPMENT:
   Aircraft and rotable spares                                       303,016               230,248
   Deposits on aircraft                                              110,452                68,372
   Buildings and ground equipment                                     61,040                38,832
   Rental vehicles                                                        --                 3,861
                                                                   ---------             ---------

                                                                     474,508               341,313
   Less-accumulated depreciation and
       amortization                                                 (136,512)             (107,359)
                                                                   ---------             ---------

     Total property and equipment, net                               337,996               233,954
                                                                   ---------             ---------

OTHER ASSETS                                                           2,538                 2,403
                                                                   ---------             ---------
     Total assets                                                  $ 695,526             $ 470,183
                                                                   =========             =========


        The accompanying notes are an integral part of these consolidated balance sheets.

                         SKYWEST, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (Continued)
                             (Dollars in thousands)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                         March 31,             March 31,
                                                                           2001                  2000
                                                                         ---------             ---------
CURRENT LIABILITIES:
   Current maturities of long-term debt                                  $  10,247             $  12,437
   Trade accounts payable                                                   46,499                42,385
   Accrued salaries, wages and benefits                                     12,197                10,254
   Engine overhaul accrual                                                  13,946                 9,889
   Taxes other than income taxes                                             3,652                 3,230
   Air traffic liability                                                     1,409                 1,452
                                                                         ---------             ---------
     Total current liabilities                                              87,950                79,647
                                                                         ---------             ---------

LONG-TERM DEBT, net of current maturities                                   73,854                48,321
                                                                         ---------             ---------

DEFERRED INCOME TAXES PAYABLE                                               35,699                29,995
                                                                         ---------             ---------

COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized; none issued                    --                    --
   Common stock, no par value, 120,000,000 shares authorized;
     61,999,980 and 55,370,956 shares issued, respectively                 298,136               165,765
Retained earnings                                                          221,097               168,331
   Treasury stock, at cost, 5,898,400 shares                               (20,285)              (20,285)
   Accumulated other comprehensive income (loss)                              (925)               (1,591)
                                                                         ---------             ---------

     Total stockholders' equity                                            498,023               312,220
                                                                         ---------             ---------
     Total liabilities and stockholders' equity
                                                                         $ 695,526             $ 470,183
                                                                         =========             =========


        The accompanying notes are an integral part of these consolidated balance sheets.

                         SKYWEST, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  For the year ended March 31,
                                                                 --------------------------------------------------------------
                                                                     2001                     2000                     1999
                                                                 ------------             ------------             ------------
Operating revenues:
   Passenger                                                     $    524,892             $    466,733             $    381,409
   Freight and other                                                    6,201                    8,045                    7,217
                                                                 ------------             ------------             ------------
       Total operating revenues                                       531,093                  474,778                  388,626
                                                                 ------------             ------------             ------------

Operating expenses:
   Flying operations                                                  216,746                  176,159                  137,231
   Aircraft, traffic and passenger service                             77,533                   65,822                   58,826
   Maintenance                                                         65,502                   60,400                   51,370
   Promotion and sales                                                 26,863                   27,698                   29,432
   Depreciation and amortization                                       34,416                   28,463                   23,237
   General and administrative                                          30,585                   27,601                   22,460
  Other                                                                   531                    1,955                    1,765
                                                                 ------------             ------------             ------------
       Total operating expenses                                       452,176                  388,098                  324,321
                                                                 ------------             ------------             ------------

Operating income                                                       78,917                   86,680                   64,305
                                                                 ------------             ------------             ------------

Other income (expense):
   Interest expense                                                    (1,704)                  (2,726)                  (2,376)
   Interest income                                                     15,931                    8,575                    7,553
   Gain on sales of property and equipment                                470                      309                      419
                                                                 ------------             ------------             ------------
       Total other income                                              14,697                    6,158                    5,596
                                                                 ------------             ------------             ------------

Income from continuing operations before
  provision for income taxes                                           93,614                   92,838                   69,901
Provision for income taxes                                             36,508                   35,734                   27,273
                                                                 ------------             ------------             ------------

Income from continuing operations                                      57,106                   57,104                   42,628
                                                                 ------------             ------------             ------------

Discontinued operations, net of income taxes:
  Loss from operations of Scenic Airlines                                  --                       --                     (168)
  Loss on disposition of Scenic Airlines                                   --                       --                     (625)
                                                                 ------------             ------------             ------------
       Total discontinued operations                                       --                       --                     (793)
                                                                 ------------             ------------             ------------

Net income                                                       $     57,106             $     57,104             $     41,835
                                                                 ============             ============             ============

Income from continuing operations per common share:
  Basic                                                          $       1.07             $       1.16             $       0.88
  Diluted                                                        $       1.05             $       1.15             $       0.86
Loss from discontinued operations per common share:
  Basic and diluted                                                        --                       --             $      (0.02)
Net income per common share:
   Basic                                                         $       1.07             $       1.16             $       0.86
   Diluted                                                       $       1.05             $       1.15             $       0.84
Weighted average number of common shares outstanding:
  Basic                                                            53,205,000               49,126,000               48,398,000
  Diluted                                                          54,272,000               49,922,000               49,574,000


 The accompanying notes are an integral part of these consolidated statements.

                         SKYWEST, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                                      Accumulated
                                                                                                         Other
                                               Common Stock                       Treasury Stock     Comprehensive
                                            ------------------    Retained      -------------------      Income
                                            Shares     Amount     Earnings      Shares      Amount       (loss)       Total
                                            ------    --------    ---------     ------     --------  -------------  ---------
Balance at March 31, 1998                   53,918    $155,917    $  75,501     (5,898)    $(20,285)    $    --     $ 211,133
   Net income                                   --          --       41,835         --           --          --        41,835
   Exercise of common stock options            799       3,905           --         --           --          --         3,905
   Sale of common stock under
       employee stock purchase plan            120       1,062           --         --           --          --         1,062
   Tax benefit from exercise of common
       stock options                            --       1,232           --         --           --          --         1,232
   Cash dividends ($.06 per share)              --          --       (2,911)        --           --          --        (2,911)
                                            ------    --------    ---------     ------     --------     -------     ---------

Balance at March 31, 1999                   54,837     162,116      114,425     (5,898)     (20,285)         --       256,256
                                                                                                                    ---------
   Comprehensive income:
        Net income                              --          --       57,104         --           --          --        57,104
        Net unrealized depreciation
        on available-for sale securities        --          --           --         --           --      (1,591)       (1,591)
                                                                                                                    ---------
        Total comprehensive income              --          --           --         --           --          --        55,513
   Exercise of common stock options            366       1,443           --         --           --          --         1,443
   Sale of common stock under
        employee stock purchase plan           168       1,816           --         --           --          --         1,816
   Tax benefit from exercise of common
        stock options                           --         390           --         --           --          --           390
   Cash dividends ($.07 per share)              --          --       (3,198)        --           --          --        (3,198)
                                            ------    --------    ---------     ------     --------     -------     ---------
Balance at March 31, 2000                   55,371     165,765      168,331     (5,898)     (20,285)     (1,591)      312,220
                                                                                                                    ---------
   Comprehensive income:
        Net income-                             --          --       57,106         --           --          --        57,106
        Net unrealized appreciation
        on available-for-sale securities        --          --           --         --           --         666           666
                                                                                                                    ---------
        Total comprehensive income              --          --           --         --           --          --        57,772
   Exercise of common stock options            658       2,268           --         --           --          --         2,268
   Sale of common stock under
        employee stock purchase plan           180       2,479           --         --           --          --         2,479
   Sale of common stock, net of
        offering costs of $349               5,791     122,070           --         --           --          --       122,070
   Tax benefit from exercise of common
        stock options                           --       5,554           --         --           --          --         5,554
   Cash dividends ($.08 per share)              --          --       (4,340)        --           --          --        (4,340)
                                            ------    --------    ---------     ------     --------     -------     ---------
Balance at March 31, 2001                   62,000    $298,136    $ 221,097     (5,898)    $(20,285)    $  (925)    $ 498,023
                                            ======    ========    =========     ======     ========     =======     =========


 The accompanying notes are an integral part of these consolidated statements.

                         SKYWEST, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      For the year ended March 31,
                                                                          -----------------------------------------------------
                                                                            2001                  2000                  1999
                                                                          ---------             ---------             ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                $  57,106             $  57,104             $  41,835
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                              34,416                28,463                23,237
  Nonairline depreciation and amortization                                      248                 1,099                 1,026
  Maintenance expense related to disposition of rotable spares                1,330                 1,880                   259
  Gain on sales of property and equipment                                      (470)                 (309)                 (419)
  Loss on disposition of Scenic Airlines                                         --                    --                   992
  Increase (decrease) in allowance for doubtful accounts                          5                  (144)                   79
  Increase in deferred income taxes                                           5,704                 4,747                 5,238
  Tax benefit from exercise of common stock options                           5,554                   390                 1,232
  Changes in operating assets and liabilities:
    (Increase) decrease in receivables                                       (6,421)                3,905                (4,368)
     Increase in inventories                                                 (3,874)               (2,332)               (5,502)
     Increase in other current assets                                        (2,195)               (9,040)              (11,300)
     Decrease in net current assets of discontinued operations                   --                    --                 1,596
     Increase in trade accounts payable                                       3,981                 3,667                13,759
     Increase in engine overhaul accrual                                      4,057                 2,722                 1,627
     Increase (decrease) in other current liabilities                         2,322                (5,263)                9,947
                                                                          ---------             ---------             ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   101,763                86,889                79,238
                                                                          ---------             ---------             ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases and maturities of available-for-sale
    securities, net                                                        (105,357)              (38,815)              (94,953)
  Acquisition of property and equipment:
      Aircraft and rotable spares                                           (78,603)              (33,476)              (58,780)
      Deposits on aircraft and rotable spares                               (49,738)              (32,709)              (41,463)
      Buildings and ground equipment                                        (22,195)               (5,424)               (5,633)
      Rental vehicles                                                          (875)               (3,847)               (4,989)
  Proceeds from sales of property and equipment                               4,442                 3,698                 2,899
  Proceeds from sale of Scenic Airlines                                          --                    --                21,141
  Return of deposits on aircraft and rotable spares                           7,658                 5,800                    --
  Increase in net long-term assets of discontinued operations                    --                    --                   914
  Increase in other assets                                                     (389)                 (555)                 (616)
                                                                          ---------             ---------             ---------
NET CASH USED IN INVESTING ACTIVITIES                                      (245,057)             (105,328)             (181,480)
                                                                          ---------             ---------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock                                126,817                 3,258                 4,967
  Payment of cash dividends                                                  (4,208)               (2,943)               (2,778)
  Principal payments on long-term debt                                       (8,956)               (9,569)              (16,700)
  Proceeds from issuance of long-term debt                                   32,299                    --                29,218
                                                                          ---------             ---------             ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         145,952                (9,254)               14,707
                                                                          ---------             ---------             ---------

Increase (decrease) in cash and cash equivalents                              2,658               (27,693)              (87,535)
Cash and cash equivalents at beginning of year                               24,544                52,237               139,772
                                                                          ---------             ---------             ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $  27,202             $  24,544             $  52,237
                                                                          =========             =========             =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                  $   3,181             $   2,799             $   2,601
Income taxes                                                              $  31,979             $  39,849             $  18,233


 The accompanying notes are an integral part of these consolidated statements.

                         SKYWEST, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        SkyWest, Inc. (a Utah corporation) through its wholly owned subsidiary SkyWest Airlines, Inc. ("SkyWest"), operates a regional airline offering scheduled passenger service with over 1,000 daily departures to 66 cities in 14 western states and Canada. SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") and United Airlines, Inc. ("United") since 1987 and 1997, respectively. SkyWest operates as the Delta Connection in Salt Lake City and as the United Express carrier in Los Angeles, San Francisco, Denver and in the Pacific Northwest. Revenues generated in connection with the code-sharing relationships with Delta and United account for a significant majority of SkyWest's passenger revenues.

        Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major partner controls scheduling, ticketing, pricing, and seat inventories with SkyWest receiving from its major airline partners negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. As of March 31, 2001, approximately 69 percent of SkyWest's capacity was in contract flying and 31 percent was in SkyWest controlled flying.


CONSOLIDATION

The accompanying consolidated financial statements include the accounts of SkyWest, Inc. and its wholly owned subsidiaries, SkyWest and National Parks Transportation, Inc. ("NPT"), collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

During fiscal 2001, the Company sold the operations of National Parks Transportation. During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc. ("Scenic"), (see Note 7).


USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

AVAILABLE-FOR-SALE SECURITIES

The Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. The Company's position in available-for-sale securities consists primarily of investment grade bonds, bond funds and commercial paper. Unrealized appreciation and depreciation are recorded as a component of accumulated other comprehensive income/loss in stockholders' equity.

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

                 Aircraft and rotable spares                      3 - 14 years
                 Buildings and ground equipment                 3 - 39.5 years
                 Rental vehicles                                       4 years

During the year ended March 31, 2001, the Company capitalized $2,150,000 of interest cost related to long-term construction projects and advanced payments on aircraft contracts.

MAINTENANCE

The Company operates under an FAA approved continuous inspection and maintenance program. The normal cost of recurring maintenance is charged to expense when incurred. The Company uses the deferred method of accounting for overhauls of Embraer EMB-120 Brasilia ("Brasilia") engines and uses the accrual method of accounting for overhauls of Canadair Regional Jet ("CRJ") engines.

PASSENGER AND FREIGHT REVENUES

Passenger and freight revenues are recognized when service is provided. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

INCOME TAXES

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of March 31, 2001 and 2000, the Company had recorded current deferred tax assets of $10,510,000 and $9,991,000, respectively (which are included in other current assets), and deferred tax liabilities of $35,699,000 and $29,995,000, respectively.

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

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented (in thousands, except per share amounts):

Year ended March 31,                                       2001               2000               1999
                                                         -------            -------            -------
Numerator:
   Net income                                            $57,106            $57,104            $41,835
                                                         =======            =======            =======

Denominator:
   Weighted average common shares outstanding             53,205             49,126             48,398
   Effect of stock options                                 1,067                796              1,176
                                                         -------            -------            -------
                                                          54,272             49,922             49,574
                                                         =======            =======            =======

Basic EPS                                                $  1.07            $  1.16            $  0.86
Diluted EPS                                              $  1.05            $  1.15            $  0.84
                                                         =======            =======            =======

COMPREHENSIVE INCOME

The Company reports comprehensive income in accordance with Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the results of transactions with shareholders. As of March 31, 2001 and 2000, comprehensive income includes net income and adjustments, net of tax, to reflect unrealized appreciation and depreciation on available-for-sale securities. The Company recorded unrealized appreciation of $666,000 and unrealized depreciation of $1,591,000 in available-for-sale securities for the years ended March 31, 2001 and 2000, respectively. These adjustments have been reflected in the accompanying Consolidated Statements of Stockholders' Equity net of estimated income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was amended in June 1999 to delay the effective date. SFAS 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company adopted SFAS 133 as of April 1, 2001. The adoption did not have a material impact on the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $78,175,000 as of March 31, 2001, as compared to the carrying amount of $84,101,000.

SEGMENT REPORTING

The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one operating segment in accordance with SFAS No. 131 because the Company's business consists of scheduled airline passenger service.

(2) LONG-TERM DEBT

Long-term debt consists of the following:

                                                                     As of March 31,
                                                               -----------------------------
                                                                 2001                 2000
                                                               --------             --------
                                                                      (in thousands)
Notes payable to bank, due in semi-annual
    installments plus interest at 3.72% to
    3.86%, net of the benefits of interest
    rate subsidies through the Brazilian
    Export financing program, through
    February 2011, secured by aircraft                         $ 24,213             $ 26,167

Note payable to bank, due in semi-annual
    installments plus interest at 7.18% through
    December 2012, secured by aircraft                           16,487                   --

Note payable to bank, due in semi-annual
    installments plus interest based on
    six-month LIBOR (7.35% at March 31, 2001)
    through November 2016, secured by aircraft                   15,566                   --

Notes payable to banks, due in monthly installments
    including interest at 6.70% to 7.37% through
    January 2006, secured by aircraft                            14,932               17,936

Notes payable to bank and financing company, due
    in quarterly installments plus interest at
    7.64% to 8.58% through March 2005, secured
    by aircraft                                                   5,216                6,328

Note payable to bank, due in monthly installments
    plus interest at 7.35% due December
    2005, secured by aircraft                                     3,727                4,502

Note payable to bank, due in quarterly installments
    plus interest based on three-month LIBOR
    (6.58% at March 31, 2001) through
    September 2003, secured by aircraft                           1,672                2,341

Note payable to bank, due in monthly installments
    plus interest based on one-month LIBOR
    (7.03% at March 31, 2001) through June 2003,
    secured by aircraft                                           1,477                2,133

Note payable to bank, due in semi-annual
    installments plus interest at 8.50% through
    May 2002, secured by aircraft                                   811                1,351
                                                               --------             --------
                                                                 84,101               60,758

Less current maturities                                         (10,247)             (12,437)
                                                               --------             --------
                                                               $ 73,854             $ 48,321
                                                               ========             ========

The aggregate amounts of principal maturities of long-term debt as of March 31, 2001 are as follows (in thousands):

       Year ending March 31,
       ---------------------
            2002                                                $ 10,247
            2003                                                  10,415
            2004                                                   9,074
            2005                                                   8,776
            2006                                                   7,263
            Thereafter                                            38,326
                                                                --------
                                                                $ 84,101
                                                                ========

The Company's long-term debt was incurred in connection with the acquisition of Brasilia and CRJ aircraft. Certain amounts related to the Brasilia aircraft are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.08 percent, on $27.8 million of the long-term debt, at March 31, 2001. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt related to the Brasilia aircraft of $24.2 million, the lender has assumed the risk of the subsidy payments which has reduced the average effective rate on this debt to approximately 3.82 percent at March 31, 2001. The average effective rate on the debt related to the CRJ aircraft of $32.1 million was 7.26% at March 31, 2001, and is not subject to subsidy payments.

As of March 31, 2001, the Company had available $7,474,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 7.75 percent. The line of credit provides for a total of $10,000,000 available for borrowings or letters of credit with the same institution. The Company had $2,526,000 of letters of credit and no borrowings outstanding under this line of credit as of March 31, 2001.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, sale or lease of assets and ratio of long-term debt to tangible net worth. As of March 31, 2001, the Company was in compliance with all the debt covenants.


(3) INCOME TAXES

The provision for income taxes includes the following components (in thousands):

                                                   Year ended March 31,
                                      ---------------------------------------------
                                       2001               2000               1999
                                      -------            -------            -------
Current tax provision:
   Federal                            $26,570            $27,510            $22,297
   State                                5,601              5,484              4,348
                                      -------            -------            -------
                                       32,171             32,994             26,645
                                      -------            -------            -------
Deferred tax provision:
   Federal                              3,854              2,294                528
   State                                  483                446                100
                                      -------            -------            -------
                                        4,337              2,740                628
                                      -------            -------            -------
Provision for income taxes            $36,508            $35,734            $27,273
                                      =======            =======            =======

The following is a reconciliation between the statutory Federal income tax rate of 35 percent and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                                   Year ended March 31,
                                                    -------------------------------------------------
                                                      2001                 2000                1999
                                                    --------             --------             -------
Computed "expected" provision for income
   taxes at the statutory rates                     $ 32,765             $ 32,493             $24,465
Increase (decrease) in income taxes
   resulting from:
     State income taxes, net of Federal
       income tax benefit                              4,007                3,565               2,777
     Other, net                                         (264)                (324)                 31
                                                    --------             --------             -------
Provision for income taxes                          $ 36,508             $ 35,734             $27,273
                                                    ========             ========             =======


The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

                                                  As of March 31,
                                           -----------------------------
                                             2001                 2000
                                           --------             --------
Deferred tax assets:
   Accrued benefits                        $  1,863             $  1,550
   Engine overhaul accrual                    5,578                3,955
   Accrued reserves and other                 3,069                4,508
                                           --------             --------
Total deferred tax assets                    10,510               10,013
                                           --------             --------

Deferred tax liabilities:
   Accelerated depreciation                 (34,732)             (29,688)
   Other                                       (967)                (329)
                                           --------             --------
Total deferred tax liabilities              (35,699)             (30,017)
                                           --------             --------

Net deferred tax liability                 $(25,189)            $(20,004)
                                           ========             ========


(4) COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

The Company leases 85 aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2001 (in thousands):

Year ending March 31,
---------------------
2002                         $ 64,381
2003                           58,814
2004                           54,650
2005                           53,696
2006                           53,767
Thereafter                    322,568
                             --------
                             $607,876
                             ========

Total rental expense for noncancelable operating leases was approximately $61,161,000, $59,063,000, and $49,232,000 for the years ended March 31, 2001,
2000 and 1999, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $13,076,000, $9,932,000, and 10,629,000 for the years ended March 31, 2001, 2000 and 1999, respectively.

PURCHASE COMMITMENTS AND OPTIONS

During the fiscal year ended March 31, 2001, SkyWest took delivery of six CRJs in connection with the Delta Connection and United Express code-share arrangements. Additionally, as of March 31, 2001 SkyWest has agreed to acquire an additional 113 CRJs and related spare parts inventory and support equipment through firm purchase commitments at an aggregate cost of approximately $2.4 billion. SkyWest will take delivery of these aircraft beginning in April 2001 and deliveries will continue through December 2004. Depending on the state of the aircraft financing market at the time of delivery, management will determine whether to acquire these aircraft through third party, long-term loans or lease agreements. SkyWest also has options to acquire 119 additional CRJs at fixed prices (subject to cost escalations) and delivery schedules and are exercisable at various dates through April 2008. These aircraft will be allocated between the United Express and Delta Connection operations.

LEGAL MATTERS

The Company is subject to certain legal actions which it considers routine to its business activities. As of March 31, 2001, management believes, after the consultation with legal counsel, that the ultimate outcome of such legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

STANDBY LETTERS OF CREDIT

As of March 31, 2001, the Company has outstanding letters of credit totaling approximately $3,607,000 related to requirements of certain airports, port authorities and workers compensation agreements.

CASH AND CASH EQUIVALENTS

As of March 31, 2001, the Company has demand deposits and money market accounts totaling $418,000 with Wells Fargo Bank, $153,000 with Citibank, $194,000 with Royal Bank of Canada, and $1,526,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.


(5) CAPITAL TRANSACTIONS

PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of preferred stock from time to time in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Board of Directors is authorized, without any further action by the stockholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

STOCK OFFERING

On September 12, 2000, the Company completed a public offering of 5,791,000 shares of common stock which generated net proceeds of $122.1 million after deducting underwriting commissions and other expenses.

STOCK DIVIDEND

On November 7, 2000, the Board of Directors declared a dividend distribution of one share of common stock for each outstanding share of common stock. The stock dividend was distributed on December 15, 2000 to shareholders of record as of November 30, 2000. The effect of the stock dividend has been retroactively reflected in the accompanying consolidated financial statements.

SUBSEQUENT CASH DIVIDEND

On May 8, 2001, the Company's Board of Directors declared a regular quarterly cash dividend of $0.02 per share payable to stockholders of record on June 29, 2001, distributable July 13, 2001.

STOCK OPTIONS

On August 8, 2000, the stockholders approved the adoption of two new stock option plans: the Executive Stock Incentive Plan ("Executive Plan") and the 2001 Allshare Stock Option Plan ("Allshare Plan"). Both plans became effective January 1, 2001. These plans replaced the Company's Combined Incentive and Non-Statutory Stock Option Plans ("Prior Plans"), however, all outstanding options under Prior Plans remain outstanding. No further grants will be made under the Prior Plans. As of December 31, 2000, there were approximately 2,891,000 options outstanding under the Prior Plans. The Executive Plan provides for the issuance of up to 4,000,000 shares of common stock to officers, directors and other management employees. The Allshare Plan provides for the issuance of up to 4,000,000 shares of common stock to employees. The Executive Plan and Allshare Plan are both administered by the Compensation Committee of the Board of Directors who designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100 percent of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

Options are exercisable for a period as defined by the Compensation Committee at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for all plans for the years ended March 31, 2001, 2000 and 1999:

                                                2001                          2000                          1999
                                       -----------------------      ------------------------      ----------------------
                                                      Weighted                      Weighted                    Weighted
                                       Number of       Average      Number of        Average      Number of      Average
                                        Options         Price        Options          Price        Options        Price
                                       ---------      --------      ---------       --------      ---------     --------
Outstanding at
     beginning of year                 2,669,076       $ 9.23       2,452,946        $ 7.45       1,981,432      $ 4.17
Granted                                  696,000        20.13         680,000         13.09       1,320,000       10.97
Exercised                               (658,408)        3.50        (366,112)         3.94        (799,212)       4.89
Canceled                                 (68,234)       11.47         (97,758)        11.18         (49,274)       8.87
                                       ---------                    ---------                     ---------
Outstanding at end of year             2,638,434       $13.18       2,669,076        $ 9.23       2,452,946      $ 7.45
                                       =========       ======       =========        ======       =========      ======

Options exercisable at
     year-end                            142,000                      189,056                       158,224
Weighted average fair
     value of options
     granted during the year           $    8.74                    $    5.69                     $    4.50

The following table summarizes information about stock options outstanding at March 31, 2001:

                                      Options Outstanding                                Options Exercisable
                  -----------------------------------------------------------    ------------------------------------
Range of               Number           Weighted Average     Weighted Average        Number          Weighted Average
Exercise            Outstanding           Remaining              Exercise           Exercisable          Exercise
Prices            at March 31,2001     Contractual Life           Price          at March 31,2001          Price
------------      ----------------    ------------------     ----------------    ----------------    ----------------
$3 to $6                142,000            4.6 years            $    3.65            142,000            $    3.65
$7 to $15             1,800,434            7.5 years                11.25                 --                   --
$16 to $21              696,000            9.1 years                20.13                 --                   --
                      ---------                                                      -------
$3 to $21             2,638,434            7.8 years            $   13.18            142,000            $    3.65
                      =========            =========            =========            =======            =========

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income and net income per share as if the Company had accounted for its stock options under the fair value method of the statement. The fair value of these stock options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2001, 2000 and 1999: a risk-free interest rate of 6.5 percent for fiscal 2001, 5.5 percent for fiscal 2000 and 4.8 percent for fiscal 1999, a dividend yield of .0001 percent for fiscal 2001, 2000 and 1999, a volatility factor of the expected common stock price of .451 for fiscal 2001, .496 for fiscal 2000 and .465 for fiscal 1999 and a weighted average expected life of four years for the stock options for all the years presented. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the vesting period of the respective stock options and employee stock purchases.


Following are the pro forma disclosures and the related impact on net income and net income per share (in thousands, except per share information):

                                                         Year Ended March 31,
                                        ------------------------------------------------------
                                           2001                  2000                  1999
                                        ----------            ----------            ----------
Net income:
     As reported                        $   57,106            $   57,104            $   41,835
     Pro forma                          $   54,212            $   54,990            $   40,194
Net income per common share:
     Diluted as reported                $     1.05            $     1.14            $     0.84
     Diluted pro forma                  $     1.00            $     1.10            $     0.81

(6) RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

RETIREMENT PLAN

The Company sponsors the SkyWest Airlines Employee's Retirement Plan (the "Plan"). Employees who have completed ninety days of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100 percent of such contributions up to 2 percent, 4 percent or 6 percent of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the Plan was approximately $5,740,000, $4,207,000 and $3,800,000 for the years ended March 31, 2001, 2000 and 1999, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In February 1996, the Company's Board of Directors approved the SkyWest, Inc. 1996 Employee Stock Purchase Plan ("the Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except employees who own five percent or more of the Company's common stock. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15 percent discount, through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the fiscal year ended March 31, 2001, 179,786 shares were purchased by employees at prices of $11.90 and $15.75. For the fiscal year ended March 31, 2000, 167,656 shares were purchased by employees at prices of $10.60 and $11.04. For the fiscal year ended March 31, 1999, 119,756 shares were purchased by employees at prices of $6.19 and $12.59. In addition, as of March 31, 2001, $1,061,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate their participation in the Stock Purchase Plan at anytime upon written notice.

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

The accompanying condensed consolidated financial statements reflect the operations of Scenic as Discontinued Operations. Accordingly, the revenues, costs and expenses, assets and liabilities of Scenic have been excluded from the respective captions in the financial statements and have been reported through the date of disposition as income (loss) from discontinued operations, net of income taxes and net assets of discontinued operations. The revenues of Scenic amounted to $28.0 million for the year ended March 31, 1999.

(8) RELATED-PARTY TRANSACTIONS

As of March 31, 2001, NewSky, Ltd., a subsidiary of Delta, owned 6,215,596 shares of common stock which represents 11.1 percent of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these arrangements were approximately $7,481,000, $6,475,000 and $8,409,000 during the years ended March 31, 2001, 2000 and 1999, respectively. United also provides services to the Company consisting of reservation, passenger and ground handling-services. The Company paid $7,433,000, $7,578,000 and $5,294,000 to United for their services for the years ended March 31, 2001, 2000 and 1999, respectively.

The Company had a net payable to Delta of $1,987,000 and $1,546,000 as of March 31, 2001 and 2000, respectively. The Company had a net payable to United of $175,000 as of March 31, 2001 and a net receivable from United of $144,000 as of March 31, 2000.

SUMMARY FINANCIAL AND OPERATING DATA

                                                                          Year Ended March 31,
                                          --------------------------------------------------------------------------------------
                                             2001               2000               1999               1998               1997
                                          ----------         ----------         ----------         ----------         ----------
Operating revenues (000)                  $  531,093         $  474,778         $  388,626         $  266,135         $  245,766
Operating income (000)                    $   78,917         $   86,680         $   64,305         $   32,819         $   16,025
Net income (000)                          $   57,106         $   57,104         $   41,835         $   21,944         $   10,111

Net income per common share (1):
   Basic                                  $     1.07         $     1.16         $     0.86         $     0.53         $     0.25
   Diluted                                $     1.05         $     1.15         $     0.84         $     0.52         $     0.25
Weighted average shares (000) (1):
   Basic                                      53,205             49,126             48,398             41,598             40,340
   Diluted                                    54,272             49,922             49,574             42,336             40,496

Total assets (000)                           695,526         $  470,183         $  417,660         $  318,914         $  231,934
Current assets (000)                         354,992         $  233,826         $  216,684         $  189,771         $   89,336
Current liabilities (000)                     87,950         $   79,647         $   74,326         $   46,662         $   44,058
Long-term debt (000)                          73,854         $   48,321         $   61,830         $   41,109         $   47,337
Stockholders' equity (000)                   498,023         $  312,220         $  256,256         $  211,133         $  124,552
Return on average equity                        13.7%              20.1%              17.9%              14.8%               8.3%

OPERATING DATA
Passengers carried                         5,677,322          5,503,290          4,900,921          2,989,062          2,656,602
Revenue passenger miles (000)              1,311,583          1,196,680          1,015,872            745,386            717,322
Available seat miles (000)                 2,303,457          2,165,380          1,844,123          1,463,975          1,413,170

Load factor                                     56.9%              55.3%              55.1%              50.9%              50.8%
Break-even load factor                          48.7%              45.5%              46.3%              45.0%              47.9%
Yield per revenue passenger mile                40.0(C)            39.0(C)            37.5(C)            34.8(C)            33.3(C)
Revenue per available seat mile                 23.0(C)            21.8(C)            21.0(C)            18.1(C)            17.3(C)
Cost per available seat mile                    19.7(C)            18.0(C)            17.6(C)            16.0(C)            16.3(C)
Average passenger trip length                    231                217                207                249                270
Number of aircraft at end of year                108                103                 99                 60                 60

QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                                           Fiscal Year 2001
                                        ---------------------------------------------------------------------------------------
                                           First             Second             Third              Fourth              Year
                                        -----------        -----------        -----------        -----------        -----------
Operating revenues (000)                $   130,387        $   138,631        $   130,881        $   131,194        $   531,093
Operating income (000)                  $    25,174        $    26,673        $    15,838        $    11,232        $    78,917
Net income (000)                        $    16,547        $    17,815        $    12,551        $    10,193        $    57,106
Net income per common share (1):
      Basic                             $      0.34        $      0.35        $      0.23        $      0.18        $      1.07
      Diluted                           $      0.33        $      0.34        $      0.22        $      0.18        $      1.05
Stock price data (1): High              $     23.25        $     25.86        $     29.97        $     28.81        $     29.97
                      Low               $     16.94        $     18.68        $     23.37        $     17.75        $     16.94

                                                                       Fiscal Year 2000
                                    ---------------------------------------------------------------------------------------
                                       First             Second              Third             Fourth              Year
                                    -----------        -----------        -----------        -----------        -----------
Operating revenues (000)            $   111,562        $   122,737        $   117,381        $   123,098        $   474,778
Operating income (000)              $    20,476        $    24,661        $    20,180        $    21,363        $    86,680
Net income (000)                    $    13,581        $    15,944        $    13,618        $    13,961        $    57,104
Net income per common share:
      Basic                         $      0.28        $      0.33        $      0.27        $      0.28        $      1.16
      Diluted                       $      0.28        $      0.32        $      0.27        $      0.28        $      1.15
Stock price data : High             $     15.13        $     13.82        $     14.50        $     19.57        $     19.57
                   Low              $     10.75        $     10.07        $     10.72        $     13.75        $     10.07


(1) On November 7, 2000, the Board of Directors declared a 100 percent stock dividend (one share for each share outstanding) payable to stockholders of record on November 30, 2000. The dividend was distributed on December 15, 2000. The Company paid cash in lieu of issuing fractional shares. All common shares and per share information in the accompanying consolidated financial statements have been retro actively adjusted to reflect the stock dividend.

As of April 30, 2001, there were 989 holders of common stock. Cash dividends of $.08 and $.07 per share of outstanding common stock were accrued in fiscal years 2001 and 2000, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Overview

The Company, through SkyWest Airlines, Inc. ("SkyWest"), operates a regional airline offering scheduled passenger service with over 1,000 daily departures to 66 cities in 14 western states and Canada. All of our flights are operated as either Delta Connection or United Express under code-sharing arrangements with Delta Air Lines, Inc., ("Delta") or United Airlines, Inc. ("United"). Total operating revenues and passengers carried have grown consistently from fiscal 1997 through fiscal 2001, at compounded annual growth rates of approximately
21.2 percent and 20.9 percent, respectively. In fiscal 1997, SkyWest generated approximately 1.4 billion available seat miles ("ASMs") and had a fleet of fifty 30-seat Embraer EMB-120 Brasilia turboprops ("Brasilias") and ten Canadair Regional Jets ("CRJs") at fiscal year end. As a result of additional aircraft acquisitions, SkyWest generated approximately 2.3 billion ASMs in fiscal 2001 with a fleet of 91 Brasilias and 17 CRJs at fiscal year end.

SkyWest has been a code-sharing partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In April 1998, SkyWest expanded its United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets which began in April 1998. In January 1998, SkyWest expanded its SkyWest's operations to serve as the United Express carrier in San Francisco which began in June 1998. Today, SkyWest operates as the Delta Connection in Salt Lake City and as United Express in Los Angeles, San Francisco, Denver and in the Pacific Northwest. SkyWest believes that its success in attracting multiple code-sharing relationships is attributed to its delivery of high quality customer service with an all cabin-class fleet.

The Company generated net income of $57.1 million in both fiscal 2001 and 2000 and $41.8 million in fiscal 1999. During fiscal 1999, the Company sold the operations of Scenic Airlines, Inc., and recorded a loss on the sale of $0.8 million net of income taxes. The amount has been reflected as Discontinued Operations in the accompanying consolidated financial statements. Additionally, during the 2001 fiscal year the Company sold the operations of National Parks Transportation in order to focus on the core airline business and continue development of our Delta and United relationships. The sale resulted in an immaterial gain to the overall consolidated financial statements. The improvement since fiscal 1999 reflects, among other factors, the expansion of service as a Delta Connection or United Express carrier in the western United States.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from its major airline partners negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. As of March 31, 2001, approximately 69 percent of SkyWest's capacity was in contract flying and 31 percent was in SkyWest-controlled flying. Another benefit of the multiple code-sharing relationships is the ability to grow within two major airline systems. The Company has agreements to acquire an additional 113 CRJs with options for an additional 119 aircraft with deliveries which began in April 2001. These aircraft will be allocated between the Delta Connection and United Express operations.

RESULTS OF OPERATIONS

The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Nonairline expenses are expressed as a percentage of total nonairline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues. Individual expense components are also expressed as cents per ASM.

                                                                 Fiscal Year Ended March 31,
                                       --------------------------------------------------------------------------------
                                                      2001                                         2000
                                       -------------------------------------      -------------------------------------
                                                     Percent         Cents                      Percent         Cents
                                                       of             per                         of             per
                                        Amount       Revenue          ASM          Amount       Revenue          ASM
                                       --------      --------       --------      --------      --------       --------
Salaries, wages and employee
   benefits .....................      $143,315          27.0%           6.2      $122,617          25.9%           5.7
Aircraft costs ..................        91,516          17.3            4.0        82,102          17.4            3.8
Maintenance .....................        44,554           8.4            1.9        42,611           9.0            2.0
Fuel ............................        69,985          13.2            3.1        48,424          10.2            2.2
Other airline expenses ..........       102,275          19.3            4.4        90,389          19.1            4.2
Interest ........................         1,704            .3             .1         2,726            .6             .1
                                       --------      --------       --------      --------      --------       --------
Total airline expenses ..........       453,349          85.5           19.7       388,869          82.2           18.0
                                       --------      --------       ========      --------      --------       ========

Other ...........................           531          92.8                        1,955          93.8
                                       --------      --------                     --------      --------

Total operating expenses and
   interest .....................      $453,880          85.6%                    $390,824          82.3%
                                       ========      ========                     ========      ========

                                            Fiscal Year Ended March 31,
                                       -------------------------------------
                                                       1999
                                       -------------------------------------
                                                     Percent         Cents
                                                       of             per
                                        Amount       Revenue          ASM
                                       --------      --------       --------
Salaries, wages and employee
   benefits .....................      $101,243          26.2%           5.5
Aircraft costs ..................        70,561          18.2            3.8
Maintenance .....................        36,563           9.5            2.0
Fuel ............................        29,477           7.6            1.6
Other airline expenses ..........        84,712          21.9            4.6
Interest ........................         2,376            .6             .1
                                       --------      --------       --------
Total airline expenses ..........       324,932          84.0           17.6
                                       --------      --------       ========

Other ...........................         1,765          94.1
                                       --------      --------

Total operating expenses and
   interest .....................      $326,697          84.1%
                                       ========      ========

FISCAL 2001 COMPARED TO FISCAL 2000

During fiscal 2001, SkyWest continued to improve upon its code-sharing arrangements with its major code-sharing partners and took delivery of six CRJ's in connection with the Delta Connection and United Express expansion. As a result, SkyWest experienced growth in available seat miles ("ASMs"), revenue passenger miles ("RPMs"), passengers carried and load factors. Consolidated operating revenues increased 11.9 percent to a record $531.1 million in fiscal 2001 compared to $474.8 million in fiscal 2000. In fiscal 2001 and 2000 net income remained constant at $57.1 million. However, diluted earnings per share decreased to $1.05 for the year ended March 31, 2001 from $1.15 for the year ended March 31, 2000, due to the Company issuing 5,791,000 shares of common stock on September 12, 2000.

Passenger revenues, which represented 98.8 percent of total operating revenues in fiscal 2001, increased 12.5 percent to $524.9 million in fiscal 2001 compared to $466.7 million or 98.3 percent of total operating revenues in fiscal 2000. The increase was due to a 9.6 percent increase in RPMs. The increase in RPMs was primarily the result of six additional regional jet aircraft deliveries. Additionally, the Company implemented selected fare increases during 2001 which have remained in effect. Fuel surcharges have also been added to fares in an effort to mitigate the effect of the increased fuel prices. On SkyWest-controlled flights, SkyWest also continued to use a sophisticated revenue management and control system which utilizes historical booking data to optimize revenue. In spite of the 12.5 percent increase in passenger revenues, the increase did not keep pace with operating costs due to the impact of inclement weather and air traffic control flight cancellations during the winter months. Notwithstanding the effect of increased operating costs, SkyWest recorded a 5.5 percent increase in revenue per ASM to 23.0 [cents] for the year ended March 31, 2001 from 21.8 [cents] for the year ended March 31, 2000.

During fiscal 2001, total airline operating revenues increased 11.9 percent and total airline operating expenses increased 16.6 percent. As a result, total airline operating expenses and interest were 85.5 percent of total airline operating revenues in fiscal 2001 compared to 82.2 percent in fiscal 2000.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 27.0 percent in fiscal 2001 from 25.9 percent in fiscal 2000. The increase was primarily the result of the increase in the number of personnel associated with the current and future expansion with United Express and Delta Connection. The average number of employees was 3,772 for fiscal 2001 compared to 3,302 for fiscal 2000, an increase of 14.2 percent. Salaries, wages and employee benefits per ASM increased to 6.2 [cents] in fiscal 2001 from 5.7 [cents] in fiscal 2000.

Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 17.3 percent in fiscal 2001 from
17.4 percent in fiscal 2000. The decrease is due to airline operating revenues increasing 12.5 percent year over year and aircraft costs increasing only 11.4 percent year over year. Aircraft costs per ASM increased to 4.0 [cents] in fiscal 2001 from 3.8 [cents] in fiscal 2000, primarily due to the addition of six new CRJs in fiscal 2001.

Maintenance expense decreased as a percentage of airline operating revenues to
8.4 percent in fiscal 2001 from 9.0 percent in fiscal 2000. The decrease is due to airline operating revenues increasing 12.5 percent year over year and maintenance expenses increasing only 4.5 percent year over year along with adding six new CRJs to the existing fleet. Maintenance cost decreased slightly per ASM to 1.9 [cents] in fiscal 2001 from 2.0 [cents] in fiscal 2000.

Fuel costs increased as a percentage of airline operating revenues to 13.2 percent in fiscal 2001 from 10.2 percent in fiscal 2000. The increase is due to an increase in the average cost of fuel per gallon to $1.18 in fiscal 2001 from $0.93 in fiscal 2000. As a result, fuel costs per ASM increased to 3.1 [cents] in fiscal 2001 from 2.2 [cents] in fiscal 2000. Fuel surcharges also have been added to fares in an effort to mitigate the effect of increased fuel prices.

Other airline expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 19.3 percent in fiscal 2001 compared to 19.1 percent in fiscal 2000. Cost per ASM increased to
4.4 [cents] in fiscal 2001 from 4.2 [cents] in fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

During fiscal 2000, SkyWest continued to develop its code-sharing agreements with its code-sharing partners and took delivery of the last five Brasilias ordered. SkyWest experienced growth in ASMs, RPMs, passengers carried and load factors. In fiscal 2000, net income increased 36.5 percent to $57.1 million, or $1.15 per diluted share, compared to $41.8 million, or $.86 per diluted share in fiscal 1999. Consolidated operating revenues increased 22.2 percent to a record $474.8 million in fiscal 2000 compared to $388.6 million in fiscal 1999.

Passenger revenues, which represented 98.3 percent of total operating revenues, increased 22.4 percent to $466.7 million in fiscal 2000 compared to $381.4 million or 98.1 percent of total operating revenues in fiscal 1999. The increase was due to a 17.8 percent increase in RPMs and a 4.0 percent increase in yield per RPM. The increase in yield per RPM was principally the result of competitors eliminating or reducing scheduled service in the San Francisco and Los Angeles markets. Additionally, SkyWest implemented several fare increases during the 2000 fiscal year, which have remained intact. Fuel surcharges were also added to fares to mitigate the increase in fuel prices the last half of the year. With respect to SkyWest-controlled flying, SkyWest continued to use a sophisticated revenue management and control system which utilizes historical booking data and trends to optimize revenue. Together, these factors increased revenue per ASM
3.8 percent to 21.8 [cents] in fiscal 2000, compared to 21.0 [cents] in fiscal 1999.

During fiscal 2000, total airline operating revenues increased 22.2 percent and total airline operating expenses increased on 19.7 percent. As a result, total airline operating expenses and interest were 82.2 percent of total airline operating revenues in fiscal 2000 compared to 84.0 percent in fiscal 1999.

Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 25.9 percent in fiscal 2000 from 26.2 percent in fiscal 1999. The decrease was the result of airline operating revenues increasing 22.2 percent year over year and salaries, wages and employee benefits increasing only
21.1 percent year over year. The average number of employees was 3,302 for fiscal 2000 compared to 3,092 for fiscal 1999, an increase of 6.8 percent. The increase was due to the addition of personnel required for Sky West's expansion. Salaries, wages and employee benefits per ASM increased to 5.7 [cents] in fiscal 2000 from 5.5 [cents] in fiscal 1999.

Aircraft costs, including aircraft rent and depreciation, decreased as a percentage of airline operating revenues to 17.4 percent in fiscal 2000 from
18.2 percent in fiscal 1999. The decrease was due to airline operating revenues increasing at 22.2 percent year over year and aircraft costs increasing only
16.4 percent year over year. Aircraft costs per ASM were 3.8 for both fiscal 2000 and 1999.

Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.0 percent in fiscal 2000 from 9.5 percent in fiscal 1999. The decrease was due to airline operating revenues increasing 22.2 percent year over year and maintenance expenses increasing only 16.5 percent year over year. Maintenance cost per ASM was 2.0 [cents] for both fiscal 2000 and 1999.

Fuel costs increased as a percentage of airline operating revenues to 10.2 percent in fiscal 2000 from 7.6 percent in fiscal 1999. The increase was due to an increase in the average cost of fuel per gallon to .93 [cents] in fiscal 2000 from .64 [cents] in fiscal 1999. As a result, fuel costs per ASM increased to
2.2 [cents] in fiscal 2000 from 1.6 [cents] in fiscal 1999.

Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, decreased as a percentage of airline operating revenues to 19.1 percent in fiscal 2000 compared to 21.9 percent in fiscal 1999. The decrease was primarily the result of the Company not incurring commissions on United Express related passenger revenues. As a result, cost per ASM decreased to 4.2 [cents] in fiscal 2000 from
4.6  [cents] in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $267.0 million and a current ratio of 4.0:1 at March 31, 2001 compared to working capital of $154.2 million and a current ratio of 2.9:1 at March 31, 2000. The improvement in working capital was primarily the result of our public common stock offering completed in September 2000, from which we generated net proceeds of $122.1 million. The other principal sources of funds during fiscal 2001 were $101.7 million generated from operations, $32.2 million of proceeds from the issuance of long-term debt, $4.7 million from the sale of common stock in connection with the exercise of stock options and the Employee Stock Purchase Plan, and $4.4 million of proceeds from the sale of property and equipment. During fiscal 2001, the Company invested $105.4 million in available-for-sale securities, $78.6 million in flight equipment, $42.1 million in net deposits on aircraft, and $23.1 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $9.0 million and paid $4.2 million in cash dividends. These factors resulted in a $2.7 million decrease in cash and cash equivalents during fiscal 2001.

The Company's position in available--for-sale securities, consisting primarily of bonds, bond funds and commercial paper, increased to $252.8 million at March 31, 2001 compared to $146.8 million at March 31, 2000. At March 31, 2001, the Company's ratio of long-term debt to stockholders' equity was 14.8 percent compared to 15.5 percent at March 31, 2000.

During the 2001 fiscal year, SkyWest took delivery of six CRJs in connection with the Delta Connection and United Express expansion. Additionally, as of March 31, 2001 SkyWest had agreed to acquire an additional 113 CRJs and related spare parts inventory and support equipment at an aggregate cost of approximately $2.4 billion. SkyWest commenced delivery of these aircraft in April 2001 and deliveries are scheduled to continue through December 2004. Depending on the state of the aircraft financing market at the time of delivery, management will determine whether to acquire these aircraft through third party, long-term loans or lease agreements. SkyWest also has options to acquire 119 additional CRJs at fixed prices (subject to cost escalations) and delivery schedules and are exercisable at various dates through April 2008.

The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 2001, the Company leased 85 aircraft with remaining lease terms ranging from 1 to 16.5 years. Future minimum lease payments due under all long-term operating leases were approximately $607.9 million at March 31, 2001. At a 7.5 percent discount factor, the present value of these lease obligations would be equal to approximately $403.9 million at March 31, 2001.

The Company's long-term debt was incurred in connection with the acquisition of Brasilia and CRJ aircraft. Certain amounts related to the Brasilia aircraft are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 4.08 percent, on $27.8 million of the long-term debt, at March 31, 2001. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt related to the Brasilia aircraft of $24.2 million, the lender has assumed the risk of the subsidy payments and the average effective rate on this debt is approximately 3.82 percent at March 31, 2001. The average effective rate on the debt related to the CRJ aircraft of $32.1 million was 7.26% at March 31, 2001, and is not subject to subsidy payments.

The Company expended approximately $62.7 million for non-aircraft capital expenditures during the year ended March 31, 2001. These expenditures consisted primarily of $22.2 million for buildings and ground equipment, $21.2 million for aircraft engine overhauls, $12.9 million for rotable spares, $5.5 million for aircraft improvements, and $0.9 million for rental vehicles.

The Company has available $10.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 7.75 percent at March 31, 2001. The Company believes that in the absence of unusual circumstances the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditure, lease payment and debt service requirements for at least the next 12 months.

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